As confidentially submitted to the U.S. Securities and Exchange Commission on January 12, 2022. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ____________________________

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: __________

BYND CANNASOFT ENTERPRISES INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

2264 East 11th Avenue, Vancouver, B.C.

Canada V5Z 1N6

(Address of principal executive offices)

Gabi Kabazo

2264 East 11th Avenue, Vancouver, B.C.

Canada V5Z 1N6

604-833-6820

gabi@cannasoft-crm.com

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Copy of communications to:

Louis A. Brilleman, Esq.

1140 Avenue of the Americas, 9th Floor

New York, New York 10036

212-584-7805

lbrilleman@lbcounsel.com

Securities registered or to be registered pursuant to section 12(b) of the Act:

None

(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of the issuer’s common stock as of January 12, 2022, was 29,479,100 shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer, large accelerated filer” and emerging growth company in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards by the International Accounting Standards Board ☒	Other ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

ii

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GENERAL

In this Registration Statement, references to “we”, “us”, “our”, the “Company”, and “BYND” mean BYND Cannasoft Enterprises Inc. and its subsidiaries, unless the context requires otherwise.

We use the Canadian dollar as our reporting currency and our financial statements are prepared in accordance with Canadian generally accepted accounting principles. All monetary references in this document are to Canadian dollars, unless otherwise indicated. All references in this document to “dollars” or “$” or “CDN$” mean Canadian dollars, unless otherwise indicated, and references to “US$” mean United States dollars.

The following table reflects the rates of exchange for one Canadian dollar, expressed in United States dollars, in effect during the periods noted, the average rates of exchange during such periods and the rates of exchange at the end of such periods, based on the Bank of Canada average noon spot rate of exchange.

United States dollar (US$) per Canadian dollar ($)	High	Low	Average	End of Period
Year Ended December 31, 2021	0.8306	0.7727	0.7980	0.7888
Year Ended December 31, 2020	0.7863	0.6898	0.7455	0.7854
Year Ended December 31, 2019	0,7699	0.7353	0.7537	0.7699

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Except as noted, the information set forth in this Registration Statement is as of January 6, 2022 and all information included in this document should only be considered accurate as of such date. Our business, financial condition or results of operations may have changed since that date.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Registration Statement:

“Amalgamation Agreement” means the amalgamation agreement dated March 21, 2021 between Lincoln and Fundingco respecting the Amalgamation Transaction.

“Amalgamation Transaction” means the amalgamation of Lincoln and Fundingco pursuant to Section 275 of the BCBCA to form the Company, in accordance with the Amalgamation Agreement.

“BCBCA” means the Business Corporations Act (British Columbia).

“Benefit CRM Software” means the Company’s proprietary CRM software product known as “Benefit CRM”.

“Big Data” generally refers to: (i) massive amounts of data that keeps growing exponentially with time, (ii) that is so voluminous that it cannot be processed or analyzed using conventional data processing techniques, and (iii) includes data mining, data storage, data analysis, data sharing, and data visualization.

“Brzezinski Land” means the approximate 20 dunam (approximately five acres) parcel of land located on Moshav Kochav Michael, near the port city of Ashkelon in southern Israel, which is leased by the Brzezinski family and which will be the site of Cannasoft’s proposed Indoor Cannabis Growing Facility and Cannabis Farm.

“Brzezinski Investments” means Brzezinski Investments and Promotions Ltd., an Israeli corporation controlled by Dalia Brzezinski.

“Business Combination Agreement” means the business combination agreement dated December 16, 2019 among Lincoln, Fundingco, BYND Israel and the BYND Israel Shareholders (as amended), with respect to the Business Combination Transactions.

“Business Combination Closing Date” means March 29, 2021, the closing date of the Business Combination Transactions.

“Business Combination Transactions” means collectively, the Amalgamation Transaction and the Share Exchange Transaction.

“BYND Israel” means BYND – Beyond Solutions Ltd., a corporation existing under the laws of the State of Israel and the 100% owned operating subsidiary of the Company.

“BYND Israel Shares” means the common shares in the capital of BYND Israel.

“BYND Israel Shareholders” means collectively, Marcel (Moti) Maram, Avner Tal, Yftah Ben Yaackov and Brzezinski Investments, the holders of BYND Israel Shares, immediately prior to the Share Exchange Transaction.

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“Cannabis Farm” means the approximately 3.7 acre farm to be established by the Company on the Brzezinski Land in southern Israel, to grow medical cannabis.

“Cannasoft” means B.Y.B.Y. Investments and Promotions Ltd., a corporation existing under the laws of the State of Israel, owned as to 74% by BYND Israel.

“Cannasoft Acquisition” means BYND Israel’s acquisition of its 74% ownership interest in Cannasoft.

“CMPR” means Israeli Government Resolution No. 1587 — Cannabis for Medicinal Purposes and Research, the legislation which sets forth the framework for medical cannabis regulation in Israel.

“Common Shares” means the common shares in the capital of the Company.

“Company” means, Lincoln Acquisitions Corp., prior to completion of the Business Combination Transactions and means BYND Cannasoft Enterprises Inc. following completion of the Business Combination Transactions.

“Consideration Shares” means the 18,015,883 Common Shares of the Company issued to the BYND Israel Shareholders pursuant to the Share Exchange Transaction.

“CRM” means customer relationship management.

“CSA” means the Canadian Securities Administrators, umbrella organization of Canada’s provincial and territorial securities regulators whose objective is to improve, coordinate and harmonize regulation of the Canadian capital markets.

“CSE” means the Canadian Securities Exchange.

“Customized CRM Software Platform” means a customized CRM platform that can be developed by clients and resellers using our New CRM Platform.

“Dangerous Drug Ordinance” means the Israeli Dangerous Drugs Ordinance New Version 5733-1973 and regulations promulgated thereunder.

“Distribution Licence” means a licence, granted by the MCU, to operate medical cannabis storage site and to distribute medical cannabis in Israel.

“Fundingco” means 1232986 B.C. Ltd., a company formed pursuant to the BCBCA, and a predecessor to the Company.

“Fundingco Shares” means the common shares in the capital of Fundingco, prior to the Amalgamation Transaction.

“GAP” refers to a Good Agricultural Practices certification received from the Israeli Ministry of Health which confirms that an organization meets the agricultural standards for cannabis set forth in the CMPR.

“GDP” refers to a Good Distribution Practices certification received from the Israeli Ministry of Health which confirms that an organization meets the distribution standards for cannabis set forth in the CMPR.

“Growing License” means a licence, granted by the MCU, to operate a farm for growing medical cannabis in Israel.

“GSP” refers to a Good Storage Practices certification received from the Israeli Ministry of Health which confirms that an organization meets the storage standards for cannabis set forth in the CMPR.

“IBI Trust Agreement” means the trust agreement dated March 29, 2021, among the Israeli Trustee, the Company, BYND Israel and the BYND Israel Shareholders, respecting the Consideration Shares and the BYND Israel Shares.

“IMC-GMP” refers to a Good Manufacturing Practices certification received from the Israeli Ministry of Health which confirms that an organization meets the manufacturing standards for cannabis set forth in the CMPR.

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“Indoor Cannabis Growing Facility” means the approximately 2,400 square meter indoor facility to be established by the Company on the Brzezinski Land in southern Israel, to grow medical cannabis.

“Israeli Cannabis Laws” means collectively, the Israeli Dangerous Drugs Ordinance together with the directives and guidelines issued from time to time by the MCU, including the CMPR.

“Israeli Tax Pre-Ruling” means the ruling obtained by BYND Israel and the BYND Israel Shareholders from the ITA on May 4, 2020, to permit the Share Exchange Transaction to occur on a tax-deferred basis.

“Israeli Trustee” means The IBI Trust Management, a trust company located in Israel.

“ITA” means the Israeli Tax Authority.

“Land Lease” means the lease agreement dated May 1, 2020 between Dalia Brzezinski and Cannasoft respecting the Brzezinski Land.

“Lincoln” means Lincoln Acquisitions Corp., a company formed pursuant to the BCBCA, and a predecessor to the Company.

“Lincoln Shares” means the common shares in the capital of Lincoln, prior to the Amalgamation Transaction.

“Listing” means the listing of the Common Shares on the CSE.

“Listing Date” means the date the Common Shares are first listed for trading on the CSE.

“Manufacturing Licence” means a licence, granted by the MCU, to operate a medical cannabis production facility in Israel.

“Material Adverse Change” or “Material Adverse Effect” means with respect to the Company, BYND Israel or Cannasoft, as the case may be, any change (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision by the board of directors is probable), event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), liabilities, capitalization, ownership, financial condition or results of operations of the Company, BYND Israel or Cannasoft, as the case may be, on a consolidated basis.

“MCU” means the medical cannabis unit established by the Israeli Ministry of Health and which is responsible for the regulation of cannabis for medical use and research purposes.

“New Cannabis CRM Platform” means the Company’s CRM software platform which is being developed specifically for the medical cannabis sector.

“New CRM Platform” means the Company’s next generation, cloud based version of its Benefit CRM Software which is currently under development.

“NI 41-101” means CSA National Instrument 41-101 – General Prospectus Requirements.

“NI 52-110” means CSA National Instrument 52-110 – Audit Committees.

“NI 58-101” means CSA National Instrument 58-101 – Disclosure of Corporate Governance Practices.

“NIS” means New Israeli Shekels.

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“NP 58-201” means CSA National Policy 58-201 - Corporate Governance Guidelines.

“Options” means the incentive stock options issued by the Company to its officers, directors and consultants under its Stock Option Plan, as follows: (i) options to purchase up to 540,000 Common Shares, at any time until March 29, 2026 at an exercise price of $0.82 per Common Share, (ii) options to purchase up to 240,000 Common Shares, at any time until June 29, 2026 at an exercise price of $1.22 per Common Share and (iii) options to purchase up to 115,000 Common Shares, at any time until October 26, 2026 at an exercise price of $2.65 per Common Share . See “Options and Other Rights to Purchase Securities”.

“Pharmacy Licence” means a licence, granted by the MCU, to operate a pharmacy which dispenses medical cannabis in Israel .

“Primary Growing Licence” means the primary licence for growing medical cannabis granted by the MCU to Dalia Brzezinski and subsequently transferred to Cannasoft.

“Principal Securityholders” means collectively, each person who will beneficially own, directly or indirectly, or have control or direction over, more than 10% of all outstanding Common Shares on the Conversion Date. See “Principal Securityholders”.

“Principals” means collectively, each person who is a “principal” within the meaning ascribed thereto in NI 46-201.

“Promoter” means each of Marcel (Moti) Maram, Avner Tal and Yftah Ben Yaackov, each of whom are a resident of the State of Israel.

“Propagation Licence” means a licence, granted by the MCU, to operate a medical cannabis propagation facility in Israel.

“Prospectus” means this (preliminary) prospectus prepared in accordance with NI 41-101.

“Share Exchange Transaction” means the share exchange transaction completed pursuant to the terms of the Business Combination Agreement, whereby the BYND Israel Shareholders transferred 100% of their BYND Israel Shares to the Company, in exchange for the Consideration Shares.

“SMB” means small to medium sized business.

“Stock Option Plan” or the “Plan” means the stock option plan of the Company dated March 29, 2021. See “Options and Other Rights to Purchase Securities”.

“Trust Declaration” means the trust declaration dated October 1, 2020 made by the Dalia Brzezinski in favor of BYND Israel which provides inter alia that, Dalia Brzezinski is holding her 26% ownership interest in Cannasoft as bare trustee for BYND Israel.

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NOTE REGARDING FORWARD-LOOKING STATEMENTS

Much of the information included in this Registration Statement is based upon estimates, projections or other “forward-looking statements”. Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. These statements relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of those terms or other comparable terminology. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Such estimates, projections or other forward-looking statements involve various risks and uncertainties and other factors, including the risks in the section titled “Risk Factors” below, which may cause our actual results, levels of activities, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform those statements to actual results.

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	Directors and Senior Management

The following are the names and functions of our current directors and senior management. For each person listed the business address is 2264 East 11th Avenue, Vancouver, B.C. Canada V5Z 1N6.

Marcel (Moti) Maram	President and Director

Yftah Ben Yaackov	Chief Executive Officer and Director

Avner Tal	VP Sales & Marketing, Chief Technology Officer, and Director

Gabi Kabazo	Chief Financial Officer, Director and Member of the Audit Committee

Stefania Szabo	Director and Member of the Audit Committee

Harold Wolkin	Director and Chair of the Audit Committee

Daniel Rothberg	Corporate Secretary

B.	ADVISERS

Our Canadian legal advisers are Devry Smith Frank LLP, 95 Barber Greene Road, Suite 100, Toronto, Ontario, M3C 3E9. Our United States legal adviser is Louis A. Brilleman, Esq., 1140 Avenue of the Americas, 9th Floor, New York, New York 10036.

C.	AUDITOR

Our auditors are Dale Matheson Carr-Hilton Labonte LLP, 1500 - 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1. They audited our financial statements for the years ended December 31, 2018, 2019 and 2020.

Their governing professional body memberships are the Canadian Institute of Chartered Accountants, Canadian Public Accountability Board and the Public Company Accounting Oversight Board.

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ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ITEM 3	KEY INFORMATION

A.	Selected Financial Data

The Company was organized on March 29, 2021, under the name “BYND Cannasoft Enterprises Inc.”, as a result of the amalgamation between Lincoln Acquisition Corp. a company incorporated on July 19, 2019, as a British Columbia corporation, and 1232986 B.C. Ltd., a British Columbia company formed in December 2019 specifically for the purpose of the amalgamation (the “Amalgamation”).

Also on March 29, 2021, the Company completed a share exchange with the shareholders of BYND—Beyond Solutions Ltd., a company organized under the laws of the State of Israel in 2000 (the “Share Exchange”).

As a result of the Share Exchange, the former BYND Israel shareholders acquired control of the Company and BYND Israel became a wholly owned subsidiary of the Company. The Share Exchange was accounted for as a reverse acquisition of the Company. Therefore, although legally the Company is the surviving entity, BYND Israel is deemed to be the survivor for accounting purposes. Further, the Company changed its fiscal year end from June 30 to BYND Israel’s fiscal year end, December 31.

Accordingly, the following table presents selected financial data derived from the audited financial statements for BYND Israel for the fiscal years ended December 31, 2020 and 2019. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) in Canadian dollars. The selected financial information set out below has been derived from the Company’s audited financial statements and accompanying notes, for the corresponding periods. The selected financial information set out below may not be indicative of the Company’s future performance.

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The selected statement of operations data for BYND Israel set forth below for the years ended December 31, 2020, 2019 and 2018 and the selected consolidated balance sheet data set forth below as of those same dates is derived from BYND Israel’s financial statements, which have been audited by Dale Matheson Carr-Hilton Labonte LLP and all of which are attached to and forming part of this Registration Statement under Item 17 – Financial Statements.

Item	Year Ended December 31, 2020 (CAD$)	Year Ended December 31, 2019 (CAD$)	Year Ended December 31, 2018 (CAD$)
Revenues	1,341,993	1,601,213	1,564,400
Income (Loss)	(20,178)	(331,096)	52,866
Total Assets	910,885	711,997	775,735
Total Liabilities	1,168,019	720,895	431,723
Working Capital (Deficiency)	(94,547)	(22,413)	347,538
Shareholders’ Equity (Deficiency)	(257,134)	(8,898)	344,012
Number of Common Shares Outstanding at year end	800	800	800

The unaudited interim consolidated financial statements for the nine months ended September 30, 2021, are prepared by management. You should read this information in conjunction with our Audited Consolidated Financial Statements and related notes (Item 17), as well as Item 4: “Information on the Company” and Item 5: “Operating and Financial Review and Prospects” of this Registration Statement.

The selected consolidated statement of operations data set forth below for the quarter ended September 30, 2021, and the selected consolidated balance sheet data set forth below as of that date is derived from our unaudited consolidated financial statements, all of which are attached to and forming part of this Registration Statement under Item 17 – Financial Statements. As a result of the Share Exchange, no meaningful comparison can be made to the same period during the previous year.

The following table sets forth selected financial information of the Company for the fiscal period ended September 30, 2021, and the year ended December 31, 2020, on a consolidated basis. The selected financial information set out below has been derived from the Company’s consolidated unaudited financial statements and accompanying notes, for the corresponding periods. The selected financial information set out below may not be indicative of the Company’s future performance.

Item	Nine Months Ended September 30, 2021 (CAD$)		Year Ended December 31, 2020 (CAD$)
Revenues	959,156		1,341,993
Loss	(4,597,019	)*	(20,178)
Total Assets	7,040,766		910,885
Total Liabilities	499,365		1,168,019
Working Capital (Deficiency)	5,364,279		(94,547)
Shareholders’ Equity	6,541,401		(257,134)
Number of Common Shares Outstanding at period end	26,780,337		800

*Includes a one-time non-recurring non-cash $4,394,390 listing expense incurred due to the Business Combination Transactions and the company’s listing of its shares on the CSE.

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B.	Capitalization and Indebtedness

The following table sets forth our consolidated capitalization as of September 30, 2021.

Cash and cash equivalents	CAD$5,040,105

Debt

Long term loan – current portion	46,715
Long term loan	150,516
Total debt	197,231

Stockholders’ Equity

Share Capital	8,393,481
Shares to be Issued	2,637,725
Share-based payment reserve	347,179
Translation differences reserve	23,866
Capital reserve for re-measurement of defined benefit plan	9,795
Deficit	(4,870,645)
Total equity	6,541,401

Total capitalization	CAD$6,738,632

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

This section describes some of the risks and uncertainties faced by us. An investment in our Company involves a high degree of risk. You should carefully consider the risks described below and the risks described elsewhere in this Registration Statement when making an investment decision related to our Company. We believe the risk factors summarized below are most relevant to our business. These are factors that, individually or in the aggregate, could cause our actual results to differ significantly from anticipated or historical results. The occurrence of any of the risks could harm our business and cause you to lose all or part of your investment. However, you should understand that it is not possible to predict or identify all such factors. The risks and uncertainties described and discussed below and elsewhere in this Registration Statement are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occurs, our business, financial condition and results of operations would suffer. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See the discussion under the heading “Cautionary Note Regarding Forward-Looking Statements” at the beginning of this Registration Statement for more detail.

Except as required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise.

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Risks Related to Covid-19

The ongoing Covid-19 pandemic and measures intended to prevent its spread could have a Material Adverse Effect on the Company’s business, results of operations, cash flows and financial condition.

On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (Covid-19) a “Public Health Emergency of International Concern.” On March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic”. The significant outbreak of Covid-19 has resulted in a widespread health crisis that is adversely affecting the economies and financial markets worldwide, including the businesses which we operate. Furthermore, restrictions on travel and the limited ability to have meetings with personnel, vendors and services providers are expected to have an adverse effect on the Company’s businesses. The extent to which Covid-19 impacts the Company’s businesses will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of Covid-19 and the actions to contain Covid-19 or treat its impact, among others. If the disruptions posed by Covid-19 or other matters of global concern continue for an extensive period of time, the Company’s operations may be materially adversely affected.

The Covid-19 pandemic, including the recent Omicron variant, has also caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot predict whether conditions in the global financial markets will continue to deteriorate as a result of the pandemic, or that access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of any future financings the Company may wish to undertake.

Risks Related to the Company’s CRM Software Businesses

BYND Israel is dependent on a single client for the majority of our current revenues and any changes to that relationship could have a significant impact on current revenues.

For the year ended December 31, 2020, over 76% of BYND Israel’s revenue was derived from one major customer, Harel Insurance Company Ltd. Any changes to that relationship could have a significant impact on BYND Israel’s current revenues.

Defects or disruptions affecting the New CRM Platform or the New Cannabis CRM Platform services could diminish demand for these services and subject BYND Israel to substantial liability.

The New CRM Platform and New Cannabis CRM Platform may contain errors or defects that end users identify after they begin using these platforms and that could result in unanticipated downtime for our subscribers, and harm BYND Israel’s reputation and its business. In addition, users may use the platforms in unanticipated ways that may cause a disruption in service for other customers attempting to access their data. Since customers may use these platforms for important aspects of their business, any errors, defects, disruptions in service or other performance problems with the platforms could hurt BYND Israel’s reputation and may damage its customers’ businesses. If that occurs, customers could elect not to renew, or delay or withhold payment for using the platforms In addition BYND Israel could lose future sales and existing customers may make warranty claims against BYND Israel, which could result in an increase in provision for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Interruptions or delays in service from BYND Israel’s third-party data centre hosting facilities could impair the delivery of its services and harm its business.

Both the New CRM Platform and New Cannabis CRM Platform will utilize third-party data centre hosting facilities. Any damage to, or failure of, these third-party systems generally could result in service interruptions. Such interruptions may result in reduced or lost revenues or having to issue credits or pay penalties, may cause users of the platforms to terminate subscriptions, may adversely affect renewal rates and may impact our ability to attract new users. BYND Israel’s business reputation may also be harmed if users or potential customers perceive that the platforms are unreliable.

Although BYND Israel intends to have robust disaster recovery arrangements in place, including the use of third parties to host back-ups of its software and customer data, BYND Israel will not control the operation of any of these facilities, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. Such facilities may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in service. Even with the disaster recovery arrangements, BYND Israel’s services could be interrupted.

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If security measures are breached and unauthorized access is obtained to a customer’s data or to BYND Israel’s data, its services may be perceived as not being secure, customers may curtail or stop using the services and BYND Israel may incur significant legal and financial exposure and liabilities.

BYND Israel’s platforms will involve the storage and transmission of customers’ proprietary information, and any security breaches could expose us to a risk of loss of this information, litigation and possible liability. These security measures may be breached as a result of third-party action, employee error, malfeasance or otherwise, during transfer of data and result in someone obtaining unauthorized access to our data or our customers’ data. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data or our users’ data. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, BYND Israel may be unable to anticipate these techniques or to implement adequate preventative measures. Any security breach could result in a loss of confidence in the security of the services, damage to reputation, lead to legal liability and negatively impact future sales.

If BYND Israel experiences significant fluctuations in its rate of anticipated growth and fails to balance expenses with our revenue forecasts, its results could be harmed.

The unpredictability of new markets that we enter and unpredictability of future general economic and financial market conditions, we may not be able to accurately forecast our rate of growth. We plan our expense levels and investment on estimates of future revenue and future anticipated rate of growth. We may not be able to adjust our spending quickly enough if the addition of new users or the renewal rate for existing users falls short of our expectations. We cannot accurately predict subscription renewal or upgrade rates and the impact these rates may have on our future revenue and operating results.

As a result, we expect that our revenues, operating results and cash flows may fluctuate significantly on a quarterly basis. We believe that period-to-period comparisons of our revenues, operating results and cash flows may not be meaningful and should not be relied upon as an indication of future performance.

Our future success also depends in part on our ability to sell additional features and services, more subscriptions or enhanced editions of our service to our current customers. The rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions. If our efforts to upsell to our customers are not successful, our business may suffer.

We may in the future be sued by third parties for alleged infringement of their proprietary rights.

The software industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We may receive communications from third parties claiming that we have infringed on the intellectual property rights of others. We may be sued by third parties for alleged infringement of their proprietary rights. Our technologies may not be able to withstand any third-party claims or rights against their use. The outcome of any litigation is inherently uncertain. Any intellectual property claims, with or without merit, could be time-consuming and expensive to resolve, could divert management attention from executing our business plan and could require us to change our technology, change our business practices and/or pay monetary damages or enter into short or long-term royalty or licensing agreements which may not be available in the future at the same terms or at all.

We will rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our service.

Our New CRM Platform and New Cannabis CRM Platform will rely on computer hardware purchased or leased and software licensed from third parties in order to offer our services. This hardware and software may not continue to be available at reasonable prices or on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could significantly increase our expenses and otherwise result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party hardware or software could result in errors or a failure of our services which could harm our business.

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The market for our technology delivery model and enterprise cloud computing application services is immature and volatile, and if it develops more slowly than we expect, our business could be harmed.

The market for enterprise cloud computing application services is not as mature as the market for packaged enterprise software, and it is uncertain whether these platforms will achieve and sustain high levels of demand and market acceptance. Our success will depend to a substantial extent on the willingness of enterprises, large and small, to increase their use of enterprise cloud computing application services in general, and for CRM in particular. Many enterprises have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to an enterprise cloud computing application service. Furthermore, some enterprises may be reluctant or unwilling to use enterprise cloud computing application services because they have concerns regarding the risks associated with security capabilities, among other things, of the technology delivery model associated with these services. If enterprises do not perceive the benefits of enterprise cloud computing application services, then the market for these services may not develop at all, or it may develop more slowly than we expect, either of which would significantly adversely affect our operating results.

The markets in which we currently participate are intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The markets for our Benefits CRM Software and New CRM Platform is highly competitive, rapidly evolving and fragmented, and subject to changing technology, shifting customer needs and frequent introductions of new products and services. We compete primarily with vendors of packaged CRM software, whose software is installed by the customer directly, and companies offering on-demand CRM applications. We also face, or expect to face, competition from enterprise software vendors and online service providers who may develop toolsets and products that allow customers to build new applications that run on the customers’ current infrastructure or as hosted services.

Our efforts to expand our Benefits CRM Software business to our New CRM Platform, which is cloud-based and our efforts to develop and service the cannabis market with our New Cannabis CRM Platform may not succeed and may reduce our revenue growth rate.

We currently derive all of our revenue from our Benefits CRM Software and we expect this will continue for the foreseeable future until our New CRM Platform is available for sale. The market for our New Cannabis CRM Platform is new and unproven, and it is uncertain whether our efforts will ever result in significant revenue for us.

Supporting our existing and growing customer base could strain our personnel resources and infrastructure, and if we are unable to scale our operations and increase productivity, we may not be able to successfully implement our business plan.

We anticipate that additional investments in and research and development spending will be required to scale our operations and increase productivity, to address the needs of our customers, to further develop and enhance our service, and to expand into new geographic areas.

Our success will depend in part upon the ability of our senior management to manage our projected growth effectively. To do so, we must continue to increase the productivity of our existing employees and to hire, train and manage new employees as needed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. The additional investments we are making will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully scale our operations and increase revenue, we will be unable to execute our business plan.

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If we are not able to develop enhancements and new features for our existing Benefits CRM Software, New CRM Platform and New Cannabis CRM Platform or acceptable new services that keep pace with technological developments, our business will be harmed.

If we are unable to develop enhancements to and new features for our existing services or acceptable new services that keep pace with rapid technological developments, our business will be harmed. The success of enhancements, new features and services depends on several factors, including the timely completion, introduction and market acceptance of the feature or edition. Failure in this regard may significantly impair our revenue growth. In addition, because our cloud-based services will be designed to operate on a variety of network hardware and software platforms using a standard browser, we will need to continuously modify and enhance our service to keep pace with changes in Internet-related hardware, software, communication, browser and database technologies. We may not be successful in either developing these modifications and enhancements or in timely bringing them to market. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development expenses. Any failure of our services to operate effectively with future network platforms and technologies could reduce the demand for our services, result in customer dissatisfaction and harm our business.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be harmed. In addition, defending our intellectual property rights might entail significant expense. Any of our intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Accordingly, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

Marketing our New CRM Platform and New Cannabis CRM Platform to customers internationally expose us to risks inherent in international sales.

Because we intend to promote our new platforms to users throughout the world, we are subject to risks and challenges that we would otherwise not face if we conducted our business only in Israel. The risks and challenges associated with marketing our platforms internationally include:

●	laws and business practices favoring local competitors;

●	compliance with multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;

●	regional data privacy laws that apply to the transmission of our customers’ data across international borders;

●	foreign currency fluctuations;

●	different or lesser protection of our intellectual property; and

●	regional economic conditions, including the affect of general economic and financial market conditions in the markets in which we operate.

Any of these factors could negatively impact our business and results of operations.

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Evolving regulation of the Internet may affect us adversely.

As Internet commerce continues to evolve, increasing regulation both in Israel and abroad becomes more likely. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for our solutions and restricting our ability to store, process and share data with our customers. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

For example, the European Union recently adopted a data privacy directive that requires member states to impose restrictions on the collection and use of personal data that, in some respects, are far more stringent, and impose more significant burdens on subject businesses, than current privacy standards. All of these domestic and international legislative and regulatory initiatives may adversely affect our customers’ ability to collect and/or use demographic and personal information from their customers, which could reduce demand for our services. Many other jurisdictions have similar stringent privacy laws and regulations.

Our business is subject to changing regulations regarding corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the British Columbia Securities Commission, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded. Our efforts to comply with new and changing regulations are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, our business may be harmed.

Risks Related to Regulation of Cannasoft’s our New Cannabis Business

Our cannabis business will be dependent on our obtaining certain licences and certain GSP and GAP certifications (the “Good Practice Certifications”‘), which may prevent us from being able to carry on or expand our operations if these are not obtained or maintained.

Our Cannabis Farm and Indoor Cannabis Growing Facility will grow plants which contain substances which are classified as “controlled substances” in most jurisdictions. Controlled substances are subject to a high degree of regulation and, consequently, our operations will require government licences and approvals. Our ability to grow, cultivate, store, manufacture, distribute, export from, import to and sell medical cannabis and related products in Israel and any other country is dependent on our ability to obtain and maintain certain licences, approvals, permits or other authorizations from regulatory authorities in each relevant jurisdiction. To the extent such licences, permits and approvals are required and not obtained or maintained, we will be prevented from operating or expanding our Cannabis business.

Once obtained, in order to maintain our licences, we will be required to satisfy numerous ongoing reporting requirements. If we are found in breach of any such reporting requirements, we may have our licences revoked. One of the requirements to obtain and maintain our licences includes the Good Practice Certifications, which are contingent upon certain requirements and standards we must adhere to.

There can be no assurance that we will be able to obtain all of the licences or the necessary Good Practice Certifications required to operate our cannabis business as contemplated. In addition, if the necessary licenses and Good Practice Certificates are obtained, there is no guarantee that they will be extended or renewed when such extensions or renewals are required, or that they will be extended or renewed on the same or similar terms or in a timely fashion.

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Failure to adhere to applicable regulations, failure to comply with the requirements of our licences, or any failure to meet required quality standards or to maintain our Good Practice Certifications may result in possible sanctions including the revocation of our licences to operate our business, our suspension or expulsion from a particular market or jurisdiction, and the imposition of fines and censures.

Israeli Cannabis Laws are continually evolving and we cannot fully predict the impact of the compliance regime the MCU are implementing will have on our operations, or the implications of corresponding applicable regulatory regimes in other countries, particularly in Europe and other jurisdictions where we intend to market our products. Similarly, we cannot predict the time required to secure all appropriate regulatory approvals for our products in various applicable jurisdictions. We also cannot predict the time required to secure all appropriate regulatory approvals to conduct our clinical trials or the extent of testing and documentation that may be required by governmental authorities in such jurisdictions.

Further, once our products are approved, regulatory agencies have substantial authority to require additional testing and reporting, perform inspections, change product labeling or mandate withdrawals of our products. Failure to comply with these laws and regulations could subject us to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. We may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could subject us to liability, harm our reputation, require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money. Defending against these lawsuits and proceedings could result in substantial costs and diversion of management’s attention. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources.

Risks Related to Establishing our Cannabis Farm and Operation of our Cannabis Business

We must raise additional capital before we can begin construction of the Cannabis Farm and indoor Cannabis Growing Facility.

Upon Listing, the Company will not have sufficient resources to fund the construction of the Cannabis Farm and our ability to construct the Cannabis Farm as planned, will depend on our ability to obtain additional external financing. Any unexpected costs, problems or delays could severely impact our ability to construct the Cannabis Farm as planned. Our access to financing is always uncertain.

We must rely on third party contractors to develop and construct the Cannabis Farm and indoor Cannabis Growing Facility.

The Company is dependent on the performance of third party contractors for the development and construction of its Cannabis Farm and indoor Cannabis Growing Facility and as a result, the Company may suffer delays or fail to achieve expected result. Specific risks include:

●	failure by such third party contractors in performing their contractual obligations;
●	insolvency of such third party contractors;
●	the inability of the third party contractors to retain key members of staff;
●	fraud or misconduct by an officer, employee or agent of a third party contractor;
●	disputes between the Company and third party contractors, which may increase the Company’s costs and require the time and attention of the Company’s management;
●	construction defects; and
●	liability of the Company for the actions of the third party contractors.

If the Group’s third party contractors fail to successfully perform the services for which they have been engaged, either as a result of their own fault or negligence, or due to the Company’s failure to properly supervise any such contractor, the Company’s ability to complete the Cannabis farm on schedule and within forecasted costs could be adversely impacted and this could have a Material Adverse Effect on the Company’s Cannabis Farm business, financial condition, results of operations and prospects.

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We face risks inherent in an agricultural business, and an inability to grow crops successfully will interrupt our business activities.

Our Cannabis Farm business will involve the growing of cannabis for medical purposes, which is an agricultural product. As such, the business is subject to the risks inherent in the agricultural business. Adverse weather conditions represent a significant operating risk to us, affecting quality and quantity of production and the levels of farm inputs. Other related risks include but are not limited to the following which may create crop failures and supply interruptions for us: (i) potential insect, fungal and weed infestations resulting in crop failure and reduced yields; (ii) disease spread, hazards and pests; (iii) crop-raiding, sabotage or vandalism; and (iv) any future climate change with a potential shift in weather patterns leading to droughts and associated crop losses. There can be no assurance that natural elements, such as insects and plant diseases, will not interfere with our crop growth.

Due to regulatory restrictions, we may also encounter difficulties with the importation of raw materials and seeds and other materials required to maintain our cultivation facilities. As our operations expand, we also face the risk of delays in acquiring the necessary equipment and supplies to support the expansion of our greenhouses and other cultivation areas. As a result, we may be unable to achieve our production targets.

Further, we may not be able to maintain or obtain permits for our farmland to support production levels or sustained accelerated growth. Even if a sufficient amount of farmland with the requisite permits is available, it may not be available on acceptable economic terms. Inability to ensure our farmland is operational could negatively affect our ability to conduct our operations or to expand.

We will be relying on one key facility, and disruption of operations at this facility could significantly interfere with our ability to continue our product testing, development and production activities.

Our operations will initially be limited to a single Cannabis Farm or an Indoor Cannabis Growing Facility in Israel. We could be adversely affected by changes or developments affecting our Cannabis Farm, including but not limited to changes to zoning laws, facility design errors, environmental pollution, non-performance by third party contractors, increases in materials or labour costs, labour disputes or disruptions, inability to attract sufficient numbers of qualified workers, productivity inefficiencies, equipment or process failures, production errors, disruption in the supply of energy and utilities, a breach of security, failure of heating and cooling systems or electrical delivery systems, and/or catastrophic events such as wars, terrorist attacks, accidents, fires, explosions, earthquakes or storms. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by the Israeli Police and the MCU (including agents thereof), could also have an impact on our ability to continue operating under MCU licences or the prospect of renewing our licences.

The success of our branded medical cannabis products business will depend on the success of the cannabis product candidates we develop.

To date, we have not developed any medical cannabis products, and we do not expect to generate revenue from any cannabis products that we develop for at least several years. Once new products are developed, there is no guarantee that there will be a sufficient demand for our products to justify the manufacturing of those products on a commercial scale.

We rely on key components of our production and distribution process, such as energy and third-party producers and distributors, and a disruption in the availability of those key components, or in increase in their cost, could adversely impact our business.

Our business is dependent on a number of key inputs and their related costs including raw materials and supplies related to our growing operations, as well as electricity, water and other utilities. Our medical cannabis growing operations consume considerable energy, making us vulnerable to rising energy costs. Any significant interruption, price increase or negative change in the availability or economics of required materials and supplies and, in particular, rising or volatile energy costs, could adversely affect us.

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In addition, our operations would be significantly disrupted by a prolonged power outage. Our ability to compete and grow cannabis is dependent on having access, at a reasonable cost and in a timely manner, to electricity, labour, equipment, parts and components. No assurances can be given that we will be successful in maintaining our required supply of labour, equipment, parts and components.

We may rely on third parties, farmers and agriculturalists to cultivate some of the cannabis we use. There is no assurance that cannabis provided by such farmers and agriculturalists will not be limited, interrupted, restricted in certain geographic regions, be of satisfactory quality or be delivered in a timely manner.

Cannabis products are perishable and we will depend on fast and efficient third-party transportation services to distribute our products. Any prolonged disruption of third-party transportation services could have an adverse effect on us. Rising costs associated with the third-party transportation services used by us to ship our products may also adversely impact our business and our ability to operate profitably.

Given the nature of our products, security of the product during transportation to and from our facilities is a significant priority. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of the MCU, could have an impact on our ability to continue operating under our GSP certification, our licences or the prospect of renewing our licences.

Our suppliers, service providers and distributors may elect, at any time, to breach or otherwise cease to participate in supply, service or distribution agreements, or other relationships, on which our operations rely.

Manufacturing difficulties, disruptions or delays could limit supply of our products and limit our product sales. Producing cannabis products is difficult, complex and highly regulated.

We do not intend to directly manufacture or distribute any of our medical cannabis products and will rely on third parties to do so and there is no guarantee that we will be able to engage such parties on favorable terms or at all. Our ability to adequately and timely manufacture and supply our medical cannabis products is entirely dependent on the uninterrupted and efficient operation of their facilities, which may be impacted by: availability of power, capacity of manufacturing facilities; contamination by microorganisms or viruses, or foreign particles from the manufacturing process; compliance with regulatory requirements, including the potential shut down of our facilities by regulators for non-compliance; timing and actual number of production runs and production success rates and yields; updates of manufacturing specifications; contractual disputes with our suppliers and contract manufacturers; timing and outcome of product quality testing, which may result in the write-off of failed batches; and/or breakdown, failure, substandard performance or improper installation or operation of equipment and electricity fallouts. If the efficient manufacture and supply of our medical cannabis products is interrupted, we may experience delayed shipments, obsoletion of products, delays in our clinical trials, supply constraints, stock-outs, adverse event trends, contract disputes and/or recalls of our products. If we are at any time unable to provide an uninterrupted supply of our products to patients, patients may elect to use, or physicians may elect to prescribe, competing therapeutics instead of our products, which could have a Material Adverse Effect on the Company’s product sales, business and results of operations.

We are subject to environmental, health and safety regulations and risks, which may subject us to liability under environmental laws.

Our operations are subject to environmental and health and safety regulation in the various jurisdictions in which we operate. These regulations mandate, among other things, the maintenance of air and water quality standards and impose requirements for land reclamation. They also set forth limitations on the emissions and discharges to water, air and land, the generation, handling, transportation, storage and disposal of solid and hazardous waste, and employee health and safety. We believe that environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental or employee health and safety laws or more vigorous enforcement thereof could require extensive changes to our operations or give rise to material liabilities.

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Failure to comply with applicable laws, regulations and permitting requirements may result in fines or other enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and require us to take corrective measures including significant additional capital expenditures for installation of additional equipment. We may also be required to compensate those suffering environmental loss or damage by reason of our operations and may have civil or criminal fines or penalties imposed on us for violations of applicable environmental laws or regulations.

We are dependent on the success of our quality control systems, which may fail, and cause a disruption of our business and operations.

The quality and safety of our products are critical to the success of our business and operations. As such, it is imperative that our (and our service providers’) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality training program, and adherence by employees to quality control guidelines. Any significant failure or deterioration of such quality control systems could require us to suspend our product development and sales activities.

An inability to renew our leases, or a renewal of our leases with a higher rental rate, may disrupt our operations or increase our operating costs.

We may be unable to renew or maintain our leases (commercial, real property or farmland) on commercially acceptable terms or at all. In addition, in the event of non-renewal of any of our leases, we may be unable to locate suitable replacement properties for our facilities or we may experience delays in relocation that could lead to a disruption in our operations. In Israel, we do not have the option to purchase land now or in the future due to government land ownership regulations. Consequently, we will always be subject to lease/tenant risks at our facility or any other location to which we may expand in Israel.

Risks Related to Public Perception of Cannabis

Unfavourable publicity or unfavourable consumer perception of us or cannabis generally may constrain our sales and revenue.

We believe the cannabinoid industry is highly dependent upon consumer perception regarding the safety, efficacy, and quality of the products. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention, and other publicity regarding the consumption of cannabinoids. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabinoid market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention, or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could reduce the demand for our products.

Adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

In addition, since our products in development contain controlled substances, their regulatory approval may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for our products in development. These pressures could also limit or restrict the introduction and marketing of our products in development.

Adverse publicity from cannabis misuse or adverse side effects from cannabis or other cannabinoid products may adversely affect the commercial success or market penetration achievable for our products. The nature of our business attracts a high level of public and media interest, and in the event of any resultant adverse publicity, our reputation may be harmed. Furthermore, in jurisdictions where our products are classified as “controlled substances”, they may be subject to import/export and research restrictions that could delay or prevent the development of our products in those jurisdictions.

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Risks Related to Cannabis Product Liability

We face the risk of exposure to product liability claims, regulatory action and litigation if our products cause loss or injury.

As a producer of products designed to be ingested by humans, we face a risk of exposure to product liability claims, regulatory action and litigation if our products cause, or are alleged to have caused, significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that the products produced by us caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

We may not be able to obtain insurance coverage for all of the risks we face, exposing us to potential uninsured liabilities.

A product liability claim or regulatory action against us could result in increased costs and could adversely affect our reputation with our clients and consumers generally. There can be no assurance that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

While we intend to maintain insurance to protect our assets, operations and employees, any such insurance coverage will be subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. In addition, there is no assurance that such insurance will be renewed and that it will be adequate to cover our liabilities, including potential product liability claims, or will be generally available in the future or, if available, that premiums will be commercially justifiable. Further, there is no assurance that that our insurer will remain solvent or willing to continue providing insurance coverage with sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. The availability of insurance, surety bonds, letters of credit and other forms of financial assurance is affected by our insurers’, sureties’ and lenders’ assessment of our risk and by other factors outside of our control such as general conditions in the insurance and credit markets. If we were to incur substantial liabilities in excess of policy limits or at a time when we were not able to obtain adequate liability insurance on commercially reasonable terms, our business, results of operations and financial condition could be adversely affected to a material extent. In addition, negative publicity associated with any claims, regardless of the claim’s merit, may decrease the future demand for our products.

If any of the products that we produce or intend to produce are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall.

All product producers are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all.

In addition, a product recall may require significant attention from our management. There can be no assurance that any quality, potency, or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action, or lawsuits. Additionally, if one of the products produced by us were subject to recall, our image and the image of that product (and other products sold by us) could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products. Additionally, product recalls may lead to increased scrutiny of our operations by regulatory authorities, requiring further attention by our management and potential legal fees and other expenses.

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Risks Related to Management and Personnel

We rely on our management and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business.

We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees, including our CEO and CFO. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. We do not maintain key person life insurance policies on any of our employees.

In addition, we are subject to a variety of business risks generally associated with growing companies, including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Future growth and expansion could place significant strain on our management personnel and likely will require us to recruit additional management personnel.

There can be no assurance that we will be able to manage our expanding operations (including any acquisitions) effectively, that we will be able to sustain or accelerate our growth or that such growth, if achieved, will result in profitable operations, that we will be able to attract and retain sufficient management personnel necessary for continued growth, or that we will be able to successfully make strategic investments or acquisitions.

Our senior management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business and will increase our expenses.

Most of individuals who now constitute our senior management team have limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies compared to senior management of other publicly-traded companies. Our senior management team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under Canadian and U.S. securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business.

We expect to incur significant accounting, legal, insurance and other expenses as a result of being a public company, which could cause our results of operations and financial condition to suffer. Compliance with applicable securities laws in the United States, Canada and the rules of the CSE substantially increase our expenses, including our accounting and legal costs.

Furthermore, compliance with applicable securities laws and regulations makes some activities more time-consuming and costlier. Reporting obligations as a public company and our anticipated growth may place a strain on our financial and management systems, processes and controls, and on our personnel. Furthermore, we expect that compliance with the laws, rules and regulations that public companies are subject to will make it more expensive for us to obtain director and officer liability insurance, and may require us to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as officers.

We may become subject to liability arising from any fraudulent or illegal activity by our employees, contractors and consultants.

We are exposed to the risk that our employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It is not always possible for us to identify and deter misconduct by our employees and other third parties, and the precautions taken by us to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of civil, criminal and administrative penalties, damages, monetary fines or contractual damages on us, reputational harm, diminished profits and future earnings, and curtailment of our operations.

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Risks Related to Our Subsidiaries’ Status as Israeli Companies

Our corporate headquarters and all of our operations are located in Israel and, therefore, our business and operations may be adversely affected by political, economic and military conditions in Israel.

Our corporate headquarters and all of our operations are located in Israel. In addition, certain of our key employees and directors and officers are residents of Israel. Accordingly, political, economic and military conditions in the Middle East in general, and in Israel in particular, may directly affect our business, product development and results of operations, and we may be adversely affected by a significant increase in the rate of inflation or a significant downturn in economic or financial conditions in Israel.

Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries, and since 2000, there have been increasing occurrences of terrorist violence. In recent years, hostilities between Israel and Hezbollah in Lebanon (and Syria) and Hamas in the Gaza Strip have both involved missile strikes in various parts of Israel causing disruption of economic activities. This violence has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Our corporate headquarters and principal research and development activities are located in the range of missiles that could be fired from Lebanon, Syria or the Gaza Strip into Israel. In addition, Israel faces threats from more distant neighbors, in particular, Iran (which is believed to be an ally of Hamas in Gaza and Hezbollah in Lebanon). Any armed conflicts involving Israel or in the region or any political instability in the region, including acts of terrorism as well as cyberattacks or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on the Company’s business. Any armed conflict involving Israel could adversely affect our operations and results of operations.

Several countries, principally in the Middle East, as well as certain companies, organizations and movements, restrict their commercial activities with Israel or Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Similarly, Israeli companies are subject to limitations while conducting business with entities from several countries. Such business restrictions and boycotts, particularly if they become more widespread, may materially and adversely impact our ability to sell our products and the expansion of our business. We could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners.

Strikes and work stoppages in Israel and the obligations of our personnel to perform military service may prevent us from continuing our research, development, growing and marketing activities.

Strikes and work stoppages occur relatively frequently in Israel. If Israeli trade unions threaten additional strikes or work stoppages and such strikes or work stoppages occur, these may, if prolonged, have a Material Adverse Effect on the Israeli economy and on our business, including our ability to deliver products to our customers in a timely manner.

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Our operations could be disrupted by the obligations of some of our personnel to perform military service. Certain of our employees in Israel, generally males, including executive officers, may be called upon to perform obligatory military reserve service on an annual basis until they reach the age of 40 (and in some cases, up to age 49) and, in certain emergency circumstances, may be called to immediate and prolonged active duty on very short notice. Our operations could be disrupted by the absence for military service for extended periods of a significant number of our employees. Such disruption could materially and adversely affect our business and results of operations.

Enforcing a Canadian or U.S. judgment against us and our current executive officers and directors, or asserting Canadian or U.S. securities law claims in Israel, may be difficult.

As a corporation headquartered in Israel, service of process upon us and upon our directors and officers and any Israeli experts named herein, most of whom reside outside of Canada, may be difficult from within Canada or the United States. Furthermore, because a majority of our assets and most of our directors, officers and such Israeli experts are located outside of Canada and the United States, any judgment obtained in Canada or the United States against us or any of them may be difficult to collect within Canada and the United States and may not be enforced by an Israeli court.

BYND Israel and each of the Company’s Israeli directors have appointed Messrs. Devry Smith Frank LLP, as their agent to receive service of process in any action against them in any Canadian federal or provincial jurisdiction arising out of this offering, or any purchase or sale of securities in connection with this offering.

We have been informed by our legal counsel in Israel that it may be difficult to assert Canadian securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of Canadian securities laws on the basis that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not Canadian law is applicable to the claim. There is little binding case law in Israel addressing these matters. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Risks Related to Electronic Security

We may experience breaches of security at our facilities or in respect of information systems, electronic documents and data storage.

We have and will continue to enter into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with our operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses.

We have not experienced any material losses to date relating to cyberattacks or other information security breaches, but there can be no assurance that we will not incur any such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Certain of our marketing practices rely upon e-mail, social media and other means of digital communication to communicate with consumers on our behalf. We may face risk if our use of e-mail, social media or other means of digital communication is found to violate applicable laws. We post our privacy policy and practices concerning the use and disclosure of user data on our websites. Any failure by us to comply with its posted privacy policy or other privacy-related laws and regulations could result in proceedings which could potentially harm our business. In addition, as data privacy and marketing laws change, we may incur additional costs to ensure we remain in compliance. If applicable data privacy and marketing laws become more restrictive at the international, federal, provincial or state levels, our compliance costs may increase, our ability to effectively engage customers through personalized marketing may decrease, our investment in our e-commerce platform may not be fully realized, our opportunities for growth may be curtailed by our compliance burden and the potential for reputational harm or liability for security breaches may increase.

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Risks Related to Ownership of Our Common Shares

The Company is a holding company

The Company is a holding company and essentially all of its assets are the capital stock of its subsidiaries. As a result, investors in the Company are subject to the risks attributable to its subsidiaries BYND Israel and Cannasoft. As a holding company, the Company conducts substantially all of its business through its subsidiaries, which generate or are expected to generate substantially all of its revenues. Consequently, the Company’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to the Company. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of the Company’s subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before the Company.

The market price of our Common Shares may be volatile, which could result in substantial losses for investors.

The price of the Common Shares will fluctuate with market conditions and other factors, and it may decline. If a holder of Common Shares sells its Common Shares, the price received may be more or less than the original investment. Some of the factors that may cause the market price of our Common Shares to fluctuate include:

●	market perception of the investment opportunity presented by companies in the cannabis business;
●	actual or anticipated fluctuations in our quarterly results of operations;
●	recommendations by securities research analysts;
●	changes in the economic performance or market valuations of companies in the industries in which we operate;
●	addition or departure of our executive officers and other key personnel;
●	sales or perceived sales of additional Common Shares;
●	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
●	operating and share price performance of other companies that investors deem comparable to us fluctuations to the costs of vital production materials and services;
●	changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility;
●	operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and
●	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

In particular, companies in the cannabis industry have experienced significant volatility in recent years, potentially due to the recentness of public trading of securities of cannabis companies, limited supply of investment opportunities, short-selling activity and rapidly changing regulatory developments. As well, certain institutional investors may base their investment decisions on market perceptions of the cannabis industry or on consideration of our environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to satisfy such criteria may result in limited or no investment in the Common Shares by those institutions, which could materially adversely affect the trading price of the Common Shares. There can be no assurance that fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue for a protracted period of time, our operations and the trading price of the Common Shares may be materially adversely affected.

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Our officers, directors and principal shareholders collectively control, directly or indirectly, approximately 58% of the voting power and interests in our outstanding Common Shares. Subsequent sales of our Common Shares by these shareholders, or the market perception that holders of a large number of Common Shares intend to sell Common Shares, could have the effect of lowering the market price of our Common Shares. Further, the perceived risk associated with the possible sale of a large number of Common Shares by these shareholders, or the adoption of significant short positions by hedge funds or other significant investors, could cause some of our shareholders to sell their Common Shares, thus causing the market price of our Common Shares to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of Common Shares by our officers, directors or Principal Securityholders could cause other institutions or individuals to engage in short sales of the Common Shares, which may further cause the market price of our Common Shares to decline.

From time to time our directors and executive officers may sell Common Shares on the open market. These sales will be publicly disclosed in filings made with securities regulators. In the future, our directors and executive officers may sell a significant number of Common Shares for a variety of reasons unrelated to the performance of our business. Our shareholders may perceive these sales as a reflection on management’s view of the business and result in some shareholders selling their Common Shares. These sales could cause the market price of our Common Shares to decline. Any decline in the market price of Common Shares may also impede our ability to raise additional capital and might cause remaining holders of Common Shares to lose all or part of their investment.

There are risks associated with the potential dilution of our Common Shares.

The Company will need to raise additional funds to construct the Cannabis Farm and Indoor Cannabis Growing Facility and might also, in future, require further additional capital for other purposes, including by issuing equity securities. Such equity securities could contain rights and preferences superior to those of the holders of Common Shares will have no pre-emptive rights in connection with such further issues. The Board of Directors has the discretion to determine if an issuance of equity securities is warranted, the price at which such issuance is effected and the other terms of issue of any equity securities, including Common Shares or equity securities convertible into Common Shares. In addition, additional Common Shares may be issued by us in connection with the exercise of options granted following issuance of the Final Receipt. To the extent holders of our options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares may decrease due to the additional number of Common Shares available in the market. Such additional equity issuances could, depending on the price at which such securities are issued, substantially dilute the interests of the holders of Common Shares. In addition, we cannot predict the size of future issuances of our equity securities, including Common Shares, or the effect, if any, that future issuances and sales of our equity securities, including Common Shares will have on the market price of our Common Shares. Sales of substantial amounts of our Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Common Shares.

The conditions to the Israeli Tax Pre-Ruling could influence decisions of the Company’s directors and officers.

The Israeli Tax Pre-Ruling was obtained primarily to permit the BYND Israel Shareholders to complete the Share Exchange Transaction without incurring any immediate tax liability in Israel, as a result of their selling their BYND Israel Shares to the Company. Instead, the Israeli Tax Pre-Ruling permits the BYND Israel Shareholder to defer payment of any Israeli taxes until such time as he or she later sells Consideration Shares. However, the Israeli Tax Pre-Ruling also provides that the BYND Israel Shareholders could lose this tax deferral and become subject to immediate taxation in Israel, if the Company were to undertake certain transactions within the two year period following Business Combination Closing Date. Such transactions would include: (i) any transaction (or series of transactions) which result in the BYND Israel Shareholders owning less than 25% of the Company’s outstanding Common Shares, (ii) the sale by the Company, of any of the BYND Israel Shares, or (iii) the failure of BYND Israel to continue to operate its business as presently conducted (i.e., its main economic activity). As a result, the directors or officers of the Company who sold BYND Israel Shares to the Company in connection with the Share Exchange Transaction, may be reluctant to support any decisions during the two year period following the Business Combination Closing Date, which would result in their becoming subject to immediate taxation in Israel.

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The Company’s directors and officers control a large percentage of the Company’s issued and outstanding Common Shares and as a result, may have the ability to control or influence matters affecting the Company and its business.

The Company’s directors and officers own 17,112,430 Common Shares representing approximately 58% of all issued Common Shares. As a result, the Company’s directors and officers (or Affiliates thereof), will have significant influence over the Company and its affairs. As long as the Company’s directors and officers (or Affiliates thereof), collectively own or control greater than 20% of the Company’s outstanding Common Shares, the Company’s directors and officers will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote. This control may include the election and removal of directors, the size of the Board, any amendment to the Company’s Articles, or the approval of any significant corporate transaction, including a sale of substantially all of our assets. Additionally, the interests of the Company’s directors and officers may not align with the interests of the Company’s other shareholders. See “Principal Securityholders”.

An active, liquid and orderly trading market for our Common Shares may not develop, and you may not be able to resell Common Shares at or above the price you paid.

The Common Shares are currently listed on the CSE. Nevertheless, trading in the Common Shares is very light. If a more active and liquid trading market for the Common Shares does not develop or is not maintained, investors may have difficulty selling their Common Shares. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, or that we will continue to meet the listing requirements of the CSE or any other stock exchange on which the Common Shares may subsequently be listed.

If securities or industry analysts do not publish research or publish inaccurate or unfavourable research about us or our business, our trading price and volume could decline.

The trading market for our Common Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence covering us, the trading price for our Common Shares would be negatively impacted. If we obtain securities or industry analyst coverage and one or more of the analysts who cover us downgrade our Common Shares or publish inaccurate or unfavourable research about our business, or more favourable relative recommendations about our competitors, our trading price may decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Common Shares could decrease, which could cause our trading price and volume to decline.

We may not be able or willing to pay any dividends.

No dividends on the Common Shares have been paid to date and there is no assurance as to whether we will be profitable enough to pay dividends, or determine to do so even if sufficiently profitable. We anticipate that, for the foreseeable future, we will retain future earnings and other cash resources for the operation and development of our business. Payment of any future dividends will be at the discretion of the Board of Directors after considering many factors, including our earnings, operating results, financial condition, current and anticipated cash needs, and restrictions in financing agreements. Our ability to pay dividends is subject to our future financial. Our Board must also approve any dividends at their sole discretion. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividends.

The valuation of our assets is subject to certain assumptions and estimates.

As required by IFRS, we measure the value of our biological assets (consisting of cannabis plants) using the income approach at fair value less costs to sell up to the point of harvest. As market prices are generally not available for biological assets while they are growing, we are required to make assumptions and estimates relating to, among other things, expected harvest yields, selling prices and costs to sell. The assumptions and estimates used to determine the fair value of biological assets, and any changes to such prior estimates, directly affect our reported results of operations. If actual yields, prices, costs, market conditions or other results differ from our estimates and assumptions, there could be material adjustments to our results of operations.

Risks Related to Exchange Rate

Exchange rate fluctuations between the Canadian dollar, the U.S. dollar, the New Israeli Shekel, the Euro and other foreign currencies may negatively affect our future revenues.

We will be exposed to the financial risk related to the fluctuation of foreign exchange rates. We generate substantially all of our revenues in NIS and United States dollars, including executive compensation, employee salaries and payments to service providers in Israel. The majority of our operating expenses are incurred in Israel in NIS and, as we begin to export, will likely be incurred increasingly in Euros. We also may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes between the Canadian dollar, the U.S. dollar and the NIS, and the Euro. As we expand internationally and enter new markets, we will be subject to additional foreign currency exchange risks. In addition, a portion of our financial assets are held in NIS. As a result, our financial results may be affected by fluctuations in the exchange rates of currencies between the NIS and other currencies. Although exposure to currency fluctuations to date has not had a Material Adverse Effect on the Company’s business, there can be no assurance that any future hedging transactions we engage in will provide sufficient protection and that such fluctuations in the future will not have a Material Adverse Effect on the Company’s operating results and financial condition. To date, the Company has not hedged our exposure to currency fluctuations.

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ITEM 4.	INFORMATION ON THE COMPANY

A. History and Development of the Company

Overview

The Company through its subsidiaries (i) develops, markets and sells a proprietary client relationship management software known as “Benefit CRM” and its new Cannabis CRM platform, and (ii) manages the construction, licensing and operation of a cannabis farm and indoor cannabis growing facility owned by Cannasoft.

BYND Israel

BYND—Beyond Solutions Ltd., a company organized under the laws of the State of Israel (“BYND Israel”) in January 2000, owns and markets the Benefit CRM Software product. BYND Israel’s Benefit CRM Software enables small and medium-sized businesses to optimize their day-to-day business activities such as sales management, personnel management, marketing, call centre activities and asset management. Over the last three years, the BYND Israel has been developing the next generation of its Benefit CRM Software. The New CRM Platform is cloud-based and will include many new features and enhancements to its existing Benefit CRM Software. Once completed, it is anticipated that the majority of the Company’s existing Benefit CRM Software clients will migrate to the New CRM Platform. See “Narrative Description of BYND Israel’s Business - BYND Israel’s Current CRM Software Business.”

BYND Israel has also recently begun development of its New Cannabis CRM Platform designed specifically to serve the needs of the medical cannabis industry. BYND Israel’s goal is that the New Cannabis CRM Platform will ultimately become a “virtual marketplace” for all stakeholders in medical cannabis. See “Narrative Description of BYND Israel’s Business - BYND Israel’s New Cannabis CRM Software Business”.

Cannasoft

B.Y.B.Y. Investments and Promotions Ltd. is a company organized under the laws of the State of Israel in November 2019 (“Cannasoft”). On March 29, 2021, BYND Israel completed the purchase of 74% of Cannasoft. Cannasoft acquired the Primary Growing License from Dalia Brzezinski (who owns the remaining 26% of Cannasoft) and has begun the process of obtaining the necessary permits and approvals to construct a Cannabis Farm and an Indoor Cannabis Growing Facility. Once the Cannabis Farm becomes operational, Cannasoft will work with strategic partners to develop and market new, proprietary cannabis infused products for sale throughout Israel and for export. Ultimately, BYND Israel’s vision is to leverage knowledge gained through operation of the Cannabis Farm and the sale of cannabis and cannabis infused products, to assist with the further development and enhancement of its New Cannabis CRM Platform. See “Narrative Description of BYND Israel’s Business - Cannasoft’s New Medical Cannabis Business”.

Recent History

The Company was organized on March 29, 2021, under the name “BYND Cannasoft Enterprises Inc.”, as a result of the amalgamation between Lincoln Acquisition Corp. a company incorporated on July 19, 2019, as a British Columbia corporation, and 1232986 B.C. Ltd., a British Columbia company formed in December 2019 specifically for the purpose of the amalgamation (the “Amalgamation”).

Also on March 29, 2021, the Company completed a share exchange with the shareholders of BYND—Beyond Solutions Ltd., a company organized under the laws of the State of Israel in 2000 (the “Share Exchange”).

As a result of the Share Exchange, the former BYND Israel shareholders were issued 18,015,883 Company Shares thereby acquiring control of the Company and BYND Israel became a wholly owned subsidiary of the Company. The Share Exchange was accounted for as a reverse acquisition of the Company.

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In connection with the Share Exchange, BYND Israel and the BYND Israel Shareholders obtained the Israeli Tax Pre-Ruling from the Israeli Tax Authority (“ITA”) with respect to a tax deferral on capital gains and other Israeli tax considerations that apply to BYND Israel Shareholders and that will apply the Company.

It provides for a tax deferral with respect to the Share Exchange, until the Company Shares received by the BYND Israel Shareholders are ultimately disposed of, subject to the following limitations and restrictions:

●	the Company must hold the BYND Israel Shares for at least two years from the closing date of the Share Exchange and, subject to certain exceptions, must not cause a dilution of its interest in BYND Israel;

●	former BYND Israel Shareholders who received Consideration Shares, must continue to hold not less than 25% of the outstanding Common Shares for the two years following the closing date of the Share Exchange; and

●	BYND Israel must continue to operate its business as presently conducted (i.e., its main economic activity) for at least two years from the closing date of the Share Exchange Transaction and will not at any time be permitted to sell its intellectual property rights and assets outside Israel without ITA consent.

If the Company later disposes of any of the BYND Israel Shares, the Company will be subject to full capital gains tax in Israel. Furthermore, any gain or loss which may arise from a sale of BYND Israel Shares may not be offset in the tax year in which the Share Exchange occurs or during the following two years, against any other losses or gains in the Company.

The Israeli Tax Pre-Ruling also required that, upon completion of the Share Exchange Transaction, all BYND Israel Shares which were acquired by Company, be deposited with the Israeli Trustee (as trustee for the Company) in accordance with the provisions of the IBI Trust Agreement. See “Material Contracts”.

The Israeli Tax Pre-Ruling also required that, upon completion of the Share Exchange, all Company Shares issued to the BYND Israel Shareholders, be deposited with the Israeli Trustee (as trustee for the applicable BYND Israel Shareholders), in accordance with the provisions of the IBI Trust Agreement, until they are sold.

The IBI Trust Agreement does not itself restrict the ability of the BYND Israel Shareholders to sell their Company Shares or the ability of the Company to sell the BYND Israel Shares. Rather, the IBI Trust Agreement is in place to ensure that any applicable Israeli capitals gains tax will be withheld and remitted to the Israeli Tax Authority, if and when the Company Shares or BYND Israel Shares are ultimately sold.

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B. Business Overview

DESCRIPTION OF BYND ISRAEL’S BUSINESS

The following is a description of BYND Israel’s current CRM Software business, its new cannabis CRM Software business and its proposed medical cannabis business. Notwithstanding that the following distinguishes between three lines of business, for accounting purposes, BYND Israel currently has only one reportable segment (software) given that its new medical cannabis business has not yet commenced operations in a meaningful or material way.

BYND Israel’s Current CRM Software Business

Overview

BYND Israel has developed the Benefit CRM Software. The Benefit CRM Software enables small and medium-sized businesses to optimize their day-to-day activities such as sales management, personnel management, marketing, call center activities and asset management. The Benefit CRM Software streamlines the business operations of our clients, enabling them to devote most of their efforts and attention to business development aimed at ensuring the future of their organization.

Targeted Industries

The main target markets for the Benefit CRM Software are SMB’s. The needs and requirements of SMB’s are different to those of large corporations. Tailor-made CRM software is not easily available to SMB’s due to the cost hurdle. As such, more standardized CRM software packages have been developed, but without enough customization, they are not truly useful to SMB’s. BYND Israel’s Benefit CRM Software is built with the SMB customer in mind, and can provide a flexible and robust CRM solution for the SMB sector.

Sales and Marketing

BYND Israel markets and sells its Benefit CRM Software primarily through its own sales agents. The company has a two-person telemarketing team that identifies and targets suitable potential customers and then arranges meetings with one of its sales agents. It is the role of the sales agent to better learn the needs of each potential customer, work out what the most appropriate software will be for them, and close each deal.

As BYND Israel’s New CRM Platform is nearing completion, the company no longer focus its efforts to market and sell its existing Benefit CRM Software to new clients. In the short term, the company seeks only to maintain current clients. Once completed, the company plans to market and sell its New CRM Platform using similar methods to those used in the past.

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Financial Overview

Currently, the Benefit CRM Software is being used by over 400 organizations and companies in Israel.

In 2020, BYND Israel saw total revenues from all operations of $1,341,993. The company’s largest source of revenue was derived from customization of its Benefit CRM Software for individual clients. Fees charged for product customization contributed more than 68% of total revenues or $910,667. BYND Israel’s second largest source of revenue was direct customer support to clients, which accounted for 14% of total revenues or $188,958. Most of the company’s other income was generated by sales of Benefit CRM Software licenses to customers.

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Revenues By Service / Product ($CAD)
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
Development Hours
Support
Cloud Services
Benefit Licenses
SMS service, Credit Service and Training
2018
2019
2020

Revenues By Service / Product (%)
SMS service, Credit Service and Training
Benefit Licenses
Cloud Services
Support
Development Hours
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
2020
2019
2018

Growth Strategy

Over the past three years, BYND Israel has been working on the development of its New CRM Platform, a newer, more advanced version of its Benefit CRM Software platform utilizing the strengths of Big Data. Once completed, this New CRM Platform will bring a whole host of applications that will both improve the company’s current suite of applications and will provide new and highly revolutionary tools for its customers. See “Narrative Description of BYND Israel’s Business - BYND Israel’s Current CRM Software Business - New CRM Platform”.

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Our Solutions and Products

Through the Benefit CRM Software (and ultimately thought the New CRM Platform), BYND Israel’s goal is to provide organizations with the tools they need to work more efficiently. The Benefit CRM Software is designed to enable each and every person in an organization to work better with their customers, suppliers and other stakeholders.

BYND Israel’s Benefit CRM Software provides each of its clients with a first-class management tool that enables them to formulate a more targeted business strategy. The Benefit CRM Software helps clients focus their resources on the needs of their customers, which in turn improves the client’s customer relations and performance (in both sales and profitability). The Benefit CRM software also includes a large number of customer resource management functions that enhance internal efficiency, cost control, and the ability to provide quality customer service.

In addition to the licensing and sale of the Benefit CRM Software, BYND Israel also offers customers cloud back-up services, whereby depending on their contract, BYND Israel we will back-up all their information to the cloud at a frequency as agreed upon in their contract. The company also offer its customers training sessions that are tailor-made for their particular software package, as well as ongoing telephone support from the company’s customer service team. BYND Israel’s development team are constantly working with customers in order to adopt and modify the Benefit CRM Software specifically for the customer’s needs and requirements. A large portion of the company’s revenue is generated from the development team’s work. Other services offered are an SMS option, where BYND Israel’s customers can create lists and automated instructions for SMS messages to be sent to their customers and employees. BYND Israel also offer’s our customers a ‘clearing service’ to facilitate credit card payments that they may receive.

Our Strategic Partners

The Benefit CRM Software has been used by over 400 corporations and businesses in Israel. Currently over 75% of BYND Israel’s revenue is derived from its major customer, Harel Insurance Company Ltd.

Employees

BYND Israel currently has eight employees. This includes the CEO, Head of Marketing, Sales and Customer Service Manager, Development Manager, Programmers and Engineers. All employees are currently based in Israel.

Competition

Given that in general, software solutions can be sold globally from anywhere, potentially any producer of CRM software can be viewed as a competitor. However, given BYND Israel’s focus on the Israeli market, its main competitors for that market include; SAP SE (SAP), Oracle Computer Technology Corporation (Oracle), Salesforce.com, LLC (Salesforce.com), Pivotal Software Inc. (Pivotal), Microsoft Corporation (Microsoft), and Eshbel Technologies (Eshbel).

SAP and Oracle’s solutions mainly cater to the large business segment. In many instances, BYND Israel’s Benefit CRM Software does not compete directly with SAP and Oracle’s products but rather, is often used in collaboration with SAP and Oracle software, to enhance the effectiveness of their systems for its Israeli based users.

Microsoft, SalesForce.com and Pivotal compete more directly for a share of the Israeli CRM market. Nevertheless, BYND Israel is of the view that its Benefit CRM Software provides a more flexible and effective solution when compared to their CRM products.

Eshbel’s is perhaps BYND Israel’s most noteworthy competitor, as they are also based in Israel and from time to time, targets some the same SMB clients as the company. However, Eshbel’s solution (Priority) can be differentiated from BYND Israel’s Benefit CRM Software, as it mainly is primality tailored for use by industrial companies whereas the Benefit CRM Software is geared more towards customers in the service sector.

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New CRM Platform

Over the past three years, BYND Israel has been working on the development of its New CRM Platform, utilizing the strengths of Big Data.

Cloud Based

The biggest change associated with the New CRM Platform is a migration of the existing Benefit CRM Software to a cloud-based service, allowing users to more easily access the solution online, from any internet connected device. On a more practical level, this migration to a cloud-based platform will allow BYND Israel to control storage of all client information (and each client’s customer information) in one central location and will remove the need for each client to maintain its own server. With a cloud-based solution, BYND Israel’s team will be able to more efficiently serve and manage each of its clients from a single location.

Customization & Resale

An exciting tool that is also being developed for the New CRM Platform, is the ability for clients and resellers to easily and quickly create their own “customized” CRM software platform (“Customized CRM Software”) that they can then re-sell to end users. Clients and resellers utilizing the New CRM Platform will receive access to a control board from which they can set up their own Customized CRM Software solution(s) under different name(s) (white labelling) using various different modules, inputs and search screens. This new functionality should have much wider appeal and should allow BYND Israel, through its clients and resellers, to more easily penetrate new markets, both within Israel and abroad.

Once a BYND Israel client or reseller has completed its Customized CRM Software specifications, they will receive a link for its Customized CRM Software solution which they can then market to end users in any way they wish, including through social media and via Google. When an end user clicks on the Customized CRM Software link, the client or reseller will be able to determine how many individual end user-id’s are needed and select an appropriate pricing model. Support and training for each end user will be provided directly by the client or reseller, and will permit them to embed video tutorials into the software.

All Customized CRM Software created by clients and resellers will work in conjunction with BYND Israel’s New CRM Platform and will effectively make the company the “technical overseer” of all of the Customized CRM Software that our clients or resellers create and sell to end users. If any of our clients or resellers have a technical problem with their Customized CRM software, BYND Israel’s support centre and team will be available to resolve the issue.

For the purpose of managing invoices, the New CRM Platform will also include a billing system which will allow BYND Israel to process all fees generated by our clients and resellers from end users of their Customized CRM Software allowing BYND Israel to deduct its fees, directly from the proceeds.

Online Marketplace

The New CRM Platform will also include functionality which allows end users to socially share information, in a similar way to users of Waze. If an end user of the New CRM Platform is looking to purchase goods or services, they will ‘post’ their message and utilizing Big Data and, our New CRM Platform, BYND Israel will be better able to identify clients and resellers who might be able to supply those goods or services and, after a match is made, and if a transaction is consummated, BYND Israel will charge a fee based on a percentage of the transaction value.

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Status of Development

BYND Israel has completed approximately 90% of the required development work for the New CRM Platform and estimates that a BETA version will be available for testing by select customers, within the next 6 months. The estimated cost for completing the development of the New CRM Platform product is $250K.

BYND Israel’s New Cannabis CRM Software Business

Utilizing the knowledge that BYND Israel has developed over the past 20 years in the CRM software space, it has recently begun developing the New Cannabis CRM Platform, a new, revolutionary CRM software platform, which is being designed to serve the unique needs of the medical cannabis sector. BYND Israel’s ultimate goal is for the New Cannabis CRM Platform to become the go-to “virtual marketplace” for all stakeholders in medical cannabis.

The fundamental function of the New Cannabis CRM Platform will be to bring the growers, manufactures, laboratories, distributors, pharmacies and ultimately, end-users of medical cannabis together, offering them a single, centralized platform to publicize their wares, share information and provide a marketplace to buy and sell medical cannabis and related products. Using the collected data from users and together with Big Data and other business intelligence, the New Cannabis CRM Platform will provide users with the most informative and up to date and data regarding medical cannabis.

The Solution and Product

The New Cannabis CRM Platform is designed to enable the growers, manufacturers, laboratories, distributors, pharmacies to establish a ‘shop front’ where each will be able to provide desired information about its operations to other users of the platform. The New Cannabis CRM Platform will include an elaborate business intelligence subsystem that will analyze and provide real-time scenarios for all users, including expected growth, expected delivery times, quality of growth, estimated price, all based on data accumulated on the platform. For example:

●	Growers & Producers will be able to provide key information to their suppliers, customers and other market participants including growing capacity, crop size, genetics, active materials (THC/CBD) and pricing.

●	Distributors will be able to provide all information about the products they purchase and resell, including inventory levels, locations, delivery times and pricing.

●	End users will be able to search all suppliers of medical cannabis and purchase products directly, via the trading platform.

Sales and Customers

In 2017, there were approximately 28,000 cannabis businesses operating in the United States alone (source: https://www.statista.com/topics/3064/medical-marijuana-in-the-us/). Using this information as a benchmark, the Company analyzed other publicly available information statistics regarding global market size and US market shares from a variety of publicly available sources (including https://www.fortunebusinessinsights.com/industry-reports/cannabis-marijuana-market-100219, https://www.medicalmarijuanainc.com/news/new-analysis-values-global-cannabis-market-at-344-billion, and other), the Company estimates that there are currently approximately 93,000 dealers of medical cannabis globally. BYND Israel is confident that its New Cannabis CRM Platform will be able to reach approximately 6% of those participants by the end of Stage 1 development (see below). Of the millions of users of medical cannabis worldwide, BYND Israel believe its new platform will become the “go-to” marketplace to obtain product information and ultimately, become the medium through which they purchase their medical cannabis products.

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Competition

Based on its own research, BYND Israel has not yet found any platform, service or software that offers or will offer a value proposition similar to that of its New Cannabis CRM Platform. As such, BYND Israel expects to be the first company to offer such a solution to the medical cannabis industry.

Development and Roll Out

BYND Israel has developed a two-stage plan for the development and roll out of its New Cannabis CRM Platform.

Stage 1 Development

The New Cannabis CRM Platform is currently in the early stages of development and Stage 1 is expected to be operational within 3 years. The company estimates that total Stage 1 development costs will $1,500,000, broken down as follows:

	Stage 1 Year1 ($)	Stage 1 Year 2 ($)	Stage 1 Year 3 ($)	Total ($)
Research & Development Costs(1)	300,000	500,000	200,000	1,000,000
Marketing Costs		250,000	250,000	500,000
TOTAL	$300,000	$750,000	$500,000	$1,500,000

Notes:

(1)	The Company will continue to utilize its existing staff of developers and as a result, the cost will be funded through BYND Israel’s current day-to-day operations

BYND Israel intends to keep all development work for its New Cannabis CRM Platform ‘in-house’ utilizing its current software development team and has no plans to outsource any of the development work to third parties.

Upon completion of all necessary R&D for Stage 1, BYND Israel will first offer its New Cannabis CRM Platform to medical cannabis industry stakeholders such as manufacturers, distributors and other market participants in the medical cannabis industry chain. These industry participants will be able to acquire a bespoke service which can be tailored to their individual needs, ranging from: (i) a basic company landing page which simply provides details about the participant, (ii) managing a mini-site for a participant which provides more in depth information and usability, to (iii) a full-suite of CRM services with actionable information collected and produced by our Big Data analysis.

Based on our initial pricing models, we expect that we will be able to charge market participants monthly subscription fees ranging from USD$35 for a basic package and up to USD$490 for a full tailor-made suite of CRM services. In addition, we will also earn additional revenue from selling advertising space on the main site.

If BYND Israel is successful in reaching its goal of penetrating 6% of all medical cannabis industry participants, then based on our estimate of the total number of market participants (93,000), BYND Israel forecasts that by the end of Stage 1, its New Cannabis CRM Platform will be able to generate revenues from approximately 5,600 subscribers. Assuming we generate USD$3,000 per subscriber each year, the Company could generate approximately USD$16,800,000 in annual revenues just from subscribers of the service.

Stage 2 Development

Once the New Cannabis CRM Platform is fully operational, BYND Israel will add additional features which will open up the platform for end-users of medical cannabis, enabling them to interact with and purchase medical cannabis products directly from distributors via the platform. The New Cannabis CRM Platform will be customizable so as to operate according to the rules, regulations and standards in each jurisdiction where consumers of medical cannabis are located.

The company estimates that total Stage 2 development will take a further two years to complete, at a cost of $2,500,000, broken down as follows:

	Stage 2 Year 1(1) ($)	Stage 2 Year 2(1) ($)	Total ($)
Research & Development Costs	450,000	450,000	900,000
Customer Support	300,000	300,000	600,000
Marketing Costs	500,000	300,000	600,000
TOTAL	$1,250,000	$1,250,000	$2,500,000

Notes:

(1)	The Company cannot be certain as to the start date of Stage 2

The New Cannabis CRM Platform will operate in a similar way to other online trading platforms, showing BID and ASK prices based on the location of the end user and the product seller. BYND Israel will change a brokerage fee for connecting each buyer and seller. Revenues will be derived based upon the volume of activity as well as the data collected based on trades that occur using the New Cannabis CRM Platform.

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Cannasoft’s New Medical Cannabis Business

Overview

BYND Israel, through its 74% owned subsidiary Cannasoft, intends to build the Cannabis Farm and the Indoor Cannabis Growing Facility. BYND Israel’s overall goal is to leverage Cannasoft’s operation of the Cannabis Farm to assist in the development of its New Cannabis CRM Platform. By using data generated by the operation of the Cannabis Farm, including data relating to the growing, harvesting and selling of medical cannabis, BYND Israel will be able to optimize its New Cannabis CRM platform to offer stakeholders a resource which will enhance their businesses.

The New Cannabis CRM Platform will be the first of its kind for the medical cannabis field and the company is confident it will transform the industry into a more organized, accessible and price transparent market. Data and information collected through the operation of the Cannabis Farm and the Indoor Cannabis Growing Facility and the products it produces will allow BYND Israel to test its New Cannabis CRM Platform and adjust the platform as necessary. Additionally, operating the Cannabis Farm and selling medical cannabis will bring in additional revenue to further support BYND Israel during the initial roll-out years of the New Cannabis CRM Platform.

Background

Yftah Ben Yaackov, the Company’s Chief Executive Officer, has been an Israeli attorney for over 15 years. Over the past three years, Mr. Ben Yaackov provided legal and consulting advice to two medical cannabis companies, based in Israel and was involved in virtually every aspect of the development of their respective business. One of these clients now successfully manufactures and distributes cannabis infused medical products and the other, operates a medical cannabis farm.

Mr. Ben Yaackov and the Brzezinski family have a long standing personal and professional relationship, with Mr. Ben Yaackov having acted as attorney for the Brzezinski family on many matters over several years.

The Brzezinski family has been involved in Israel’s agricultural industry for more than thirty years. The family began as growers of agricultural products on Moshav Kochav Michael. Over time, they expanded their operations to including packaging. In 1999, the family established Hod Packaging and Enterprise Ltd., which now operates one of the largest packaging plants in Israel. The packaging plant is located at Moshav Kochav Michael.

In response to the State of Israel’s stated goal of growing its domestic medical cannabis industry, Mr. Ben Yaackov and Shabtai Brzezinski, saw an opportunity to leverage the family’s expertise in agriculture with Mr. Ben Yaackov’s experience acting for other Israeli medical cannabis companies, to branch out into the field of medical cannabis.

In January of 2018, Shabtai Brzezinski’s wife Dalia Brzezinski, applied to the MCU also on behalf of Mr. Ben Yaackov for a Primary Growing Licence to permit the growing and harvesting of medical cannabis on the Cannabis Farm. The Primary Growing License was granted by the MCU on June 4, 2018.

In early 2019, Marcel (Moti) Maram, BYND Israel’s CEO, was introduced to Mr. Ben Yaackov by their mutual accountant. Mr. Ben Yaackov indicated that he had been pursuing a plan to construct a new facility which would be licensed to grow medical cannabis in Israel (the Cannabis Farm). After some preliminary discussions, Mr. Maram and Mr. Ben Yaackov saw an opportunity to combine BYND Israel’s expertise in CRM software and Big Data, with the proposed new medical Cannabis Farm business. On August 18, 2019, the parties executed a document of understanding outlining a proposed structure for combining their respective businesses.

On November 14, 2019, Dalia Brzezinski agreed to transfer the Primary Growing Licence to a newly formed corporation (now, Cannasoft) which was to be jointly owned by Ms. Brzezinski and Mr. Ben Yaackov and on October 1, 2020, Ms. Brzezinski, Mr. Ben Yaackov and BYND Israel completed the Cannasoft Acquisition and BYND Israel’s acquisition of Cannasoft. See “General Development of the Business of Lincoln, BYND Israel, Cannasoft and Fundingco – History Since Incorporation - BYND Israel and Cannasoft - The Cannasoft Acquisition”.

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Location

The Cannabis Farm and the Indoor Cannabis Growing Facility will be constructed on the Brzezinski Land, a 20 dunam (approximately five acres) parcel of land located on Moshav Cohav Michael, close to the port city of Ashkelon, Israel and is subject to a 99 year lease from the Israel Land Authority, which will not expire until 2065.

Cannasoft intends to utilize approximately 3.7 acres (15 dunam) of the land, to house the Cannabis Farm’s and Indoor Cannabis growing facilities.

To secure Cannasoft’s rights to the Brzezinski Land, on May 1, 2020, Cannasoft and Dalia Brzezinski entered into the Land Lease. The Land Lease has an initial term of ten years and is renewable for one additional ten-year term. The Land Lease provides that Cannasoft pay rent in the amount of $1.00 per month until such time as it has obtained its final Growing License from the MCU to operate the Cannabis Farm. Once the final Growing License is obtained, rent shall be increased to $2,100 per month for the balance of the initial term and if applicable, the renewal term.

A Moshav is an Israeli cooperative agricultural community of individual farms. A Moshav is similar to Kibbutz with an emphasis on community labour, but in contrast to a Kibbutz, farms in a Moshav tend to be individually owned.

The area is also home to cannabis growing facilities for BetterTM (incorporated as Cann Pharmaceutical Ltd.), one of Israel’s larger growers of medical cannabis.

Climate

In general, Israel’s climate provides some of the most ideal growing conditions in the world for growing cannabis, which results in an extremely low production cost.

The Cannabis Farm Facilities

Cannasoft plans to construct four greenhouses, which together will encompass approximately 2.5 acres (10 dunam) of total growing area. Each greenhouse building will be have a steel and synthetic glass panels, and will include electric roof panels to regulate light intensity during the day. Each greenhouse will have an advanced, humidity-regulating air conditioning system along with an integrated, computerized irrigation system.

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We will also construct a building (approximately 500M2 in size) to house the Cannabis Farm’s operations including systems related to the cleaning, drying and processing of harvested cannabis.

Finally, Cannasoft will construct the necessary fences and security systems required by the MCU to secure the facility.

Permitting, Construction Costs & Timeline

Cannasoft is currently working on submissions to the MCU for the required permits necessary to begin construction of the Cannabis Farm’s facilities. Cannasoft expects these submissions will be completed during the first quarter of 2022 and further anticipates receiving the necessary permits to being construction by the end of the second quarter of 2022. Cannasoft estimates it will cost approximately $100,000 to complete the permitting process and will be funded with cash generated by financings transactions.

Once the permitting process is completed, Cannasoft will issue tenders for the construction of the Cannabis Farm facilities. Once construction has commenced, Cannasoft estimates it will take approximately six months to complete at an estimated total cost of $5,692,820 and will be financed by raising additional capital through one or more private placement equity financings. See “Risk Factors – Risks Related to Establishing our Cannabis Farm and Operation of our Cannabis Farm”.

The table below provides a breakdown of construction costs estimates:

Estimated Construction Costs	Cost per acre ($)
Greenhouse	3,781,440
Moisture Absorbing Machines	466,200
Fencing	436,600
Operations Area	233,100
Electrical Installation	155,400
Drying Facility	129,500
Ventilation	114,700
Lighting Installation	81,400
Moisture Machines	48,100
Infrastructure Base	33,300
Concrete Paths	22,200
Other	196,100
Total Estimated Construction Cost	$5,692,820

Operating Costs

Cannabis seed is available from a number of different sources both domestically and internationally. We have selected a leading cannabis seed cultivator from Holland to provide us with cannabis seeds of unique strains. The company we intend to work with has been developing and creating innovative cannabis seeds and strains for several years, and has a state of the art laboratory facility in Holland.

We estimate that we will be able to grow 7,500kg of raw cannabis each year at the Cannabis Farm, based on an anticipated growth cycle of four months, but assuming only two growth cycles per year. The 7,500kg amount was calculated as follows:

Estimated Amount of Medical Cannabis Grown per Year
Number of cannabis plants per m2	1
% of cannabis lost in growth process	15%
Net number of cannabis plants per m2	0.85
m2 per acre	4,046
Number of plants in 3.7 acres	12,725
Grams of cannabis per plant	295
Total grams per grow cycle	3,753,875
Number of grow cycles per year	2
Total Estimated Amount of Medical Cannabis Grown per Year	7,500kg

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Once we draw closer to the completion of the Cannabis Farm’s construction, we will hire the required personnel to manage all the aspects of the planting, growing and harvesting of medical cannabis plants. Key employees include a master-grower, genetics expert and farm manager that we will hire on a freelance basis.

We have budgeted that at full capacity (7,500kg of raw cannabis per year), the annual cost to operate the Cannabis Farm will be $2,321,812, broken down as follows:

Estimated Annual Operating Cost to grow 7,500(kg) of Medical Cannabis	Annual Cost ($)
Direct Agricultural Costs	522,378	(1)

Energy Costs (Gas & Electricity)	218,400

Employee Costs	1,033,200

Security Costs	371,196

Quality Control Costs	176,638

Total Estimated Annual Operating Cost	$2,312,812

Notes:

(1)	Assumes two grow cycles per year.

Our estimated annual direct agricultural costs are comprised of the following components:

Estimated Annual Direct Agricultural Costs	Costs per acre ($)	Costs per grow cycle (3.7 acres) ($)
Water	3,200	11,840
Reverse Osmosis	6,400	23,680
Biological Pesticide	1,280	4,736
Other Pesticides	2,400	8,880
Chlorine & Disinfection	4,800	17,760
Gloves, Shears & other	9,600	35,520
Plant/Seed Cost		124,705	(1)

Other		34,068
Total Estimated Annual Direct Agricultural Costs		$261,189

Notes:

(1)	Based on estimated plant/seed cost per plant of 9.80 for 12,755 plants

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Our estimated annual employee costs are broken down as follows:

Estimated Annual Employee Cost	Monthly Salary ($)	Number of Employees	Annual Cost ($)
Key Employees (Master Grower, Genetics and Manager)	7,700	3	198,000
Farm Laborers	4,200	15	756,000
Total Estimated Annual Employee Cost			$1,033,200

Our estimated annual cost for security at the Cannabis Farm is broken down as follows:

Estimated Annual Security Cost	# Days	# People AM	# People PM	Total Hours	Hourly Cost ($)	Annual Cost ($)
Weekdays	245	1	2	8,820	23.80	209,916
Weekends & Holidays	100	2	2	5,760	28.00	161,280
Total Estimated Annual Security Cost						$371,196

Our estimated annual quality control cost per acre is broken down as follows:

Estimated Annual Quality Control Cost per acre	Cost per acre ($)	Annual Cost per acre ($)
Check A	10,360	38,332
Check B	27,160	100,792
Check C	10,220	37,814
Total Estimated Annual Quality Control Cost per acre		$176,538

Indoor Cannabis Growing Facility

Recent changes to International as well as Israeli regulations regarding legalization of cannabis, an increase of medical cannabis user licenses to approx. 100,000 and the approval to export medical cannabis to Europe has increased demand for premium products that are manufactured under higher quality conditions in indoor facilities. These developments have prompted the Company to begin exploring the possibility of developing an indoor Cannabis growing facility.

The Company is working with the MCU seeking approval of a proposed 2,400 square meter indoor facility in Moshav Kochav Michael. If approved, the company may shift its resources to prioritize building of the indoor facility over the Cannabis farm and expects that construction of such a facility would take approximately 18 months to complete.

The following are the advantages of the indoor facility over a greenhouse:

●	Up to 8 harvest cycles per year compared with only 2
●	Highly hygienic environment
●	Control climate
●	Lower operation costs, energy costs, labor costs, water consumption
●	Higher quality products

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The table below provides a breakdown of construction costs estimates of the indoor Cannabis growing facility:

Estimated Construction Costs	Cost (NIS)
Growing Units	2,880,000
Greeneries	540,000
Water Machines	252,000
Mother Units	324,000
Electrical Boards	378,000
Control Boards	36,000
A/C	780,000
Dryers	500,000
Drying Room	165,000
Sub Total	5,855,000

Planning, Design, Management and Supervision 6%	351,000
Construction (Floors, Electrical, Water, Drainage, Security, Access Control) 35%	2,049,000
Labs, Safe, Furniture, Shelving 4%	234,000
Total Estimated Construction Cost	8,490,000

The table below provides a breakdown of direct operating costs estimates of the indoor Cannabis growing facility:

Estimated Direct Operating Costs *	Cost (NIS)
Electricity	1,000,000
Disposable Growing Cups	76,000
Growing Spungs	45,000
Packaging	50,000
Diesel	25,000
Lab Tests	80,000
Genetic Material	100,000
Sterile Clothing	45,000
Cleaning Supplies	25,000
Clonex Gel	12,000
Water for Cleaning	2,000
Water for Growing	7.500
Fertilizer	3,500
CO2	50,000
SAAS	583,000
Labour	1,523,500
Total	3,627,500

Product per year in grams	1,825,062

Cost per gram	1.988

*assumes 7.77 growing cycles per year

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The table below provides a breakdown of indirect operating costs estimates of the indoor Cannabis growing facility:

Estimated Indirect Operating Costs *	Cost (NIS)
Rental per Square Meter	383,000
Electricity	111,000
Insurance	180,000
Indirect Labour	1,176,000
Total	1,850,000

Product per year in grams	1,825,062

Cost per gram	1.014

Additional Developments

The company has begun negotiations to lease a 1,500 square meter facility for 10 years to serve as its indoor cannabis growing facility to produce premium products for export. The company will hire consultants, project manager and a site supervisor in order to make the necessary changes in the existing facility to transform it to an indoor one. It is estimated that this process will take 12-15 months and will cost about $2,500,000.

This strategy will increase forecasted sales from medical cannabis by 150% compared with the previous estimates based on the greenhouse model, price point are estimated at 8-10NIS per gram in Israel and 6-8 Euros per gram when exported to Europe.

Constructive License

In addition, the company has applied to the MCU to receive an constructive medical cannabis license which will allow us signing agreements with other medical cannabis companies in Israel who own cannabis farms, indoor facilities and medical cannabis processing centers in order to purchase from them different cannabis strains as well as processing, packaging, and delivery services to pharmacies in Israel. As part of this service there will be a private label registered on the company’s name which will be marketed and sold to pharmacies in Israel and exported if allowed. The packaging that will be sold to pharmacies will meet all applicable regulations and forecasted sales from a 10 grams package is 150 NIS.

Manufacturing Partners

We plan to outsource the processing and manufacturing and in some cases, the distribution of private label cannabis products to one or more IMC-GMP certified producers in Israel and will work alongside their in-house teams of experts to assist with the development of newer and more innovative medical cannabis products for our customers. Based on our initial discussions with some of these partners, we anticipate they will charge us approximately 10% of the then-current wholesale price of medical cannabis in Israel, to process and manufacture the raw cannabis we harvest into our own private-label medical cannabis oils and flowers.

Distribution Channels

We plan to distribute our private label medical cannabis products through three channels:

●	Pharmaceutical Association of Israel
●	Export to Germany and other European countries, and
●	Direct Sales through our New Cannabis CRM Platform

Pharmaceutical Association of Israel

We will benefit from the national medical cannabis program in Israel that was launched in 2007 and implemented by the Israeli government to incentivize research and development in the medical cannabis field. The favorable regulatory environment in Israel provides us with a stable and recurring base of medical cannabis patients, which we believe we will be able to supply our medical cannabis products to. We have begun informal discussions with the Pharmaceutical Association of Israel, a non-profit organization that represents more than 500 private pharmacies in Israel. Once a formal contract is signed, we will be able to sell our private label medical cannabis products to association members, opening the doors to thousands of patients throughout Israel.

Export to Germany and other European Countries

We intend to export up to 25% of our products to Germany and other European countries, pending approval from the Israeli government and subject to approval from the destination country of import. We have begun discussions with importers in Germany and in other EU countries to distribute our medical cannabis products and we are confident that we will be able to sign one or more formal distribution agreements prior to our Cannabis Farm or Indoor Cannabis growing facility becoming operational.

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Direct Sales through our New Cannabis CRM Platform

An additional distribution method will be direct sales through our New Cannabis CRM Platform. As mentioned, one of the main features of our New Cannabis CRM Platform will be to establish a highly accessible and price transparent trading platform for buyers and sellers of medical cannabis products including large manufactures, pharmacies and traditional end users.

Sales of Raw Cannabis to IMC-GMP Producers

To the extent that we may from time to time harvest more raw cannabis than we require for our branded products, we will always have the ability to sell any excess raw cannabis directly to IMC-GMP producers in Israel, at the then prevailing wholesale price.

Israeli Cannabis Industry and Regulatory Overview

Israel’s Medical Cannabis Domestic Market

Israel is considered a world leader in the field of cannabis research, production methods and delivery optimization. This can be attributed in part, to the original research of Prof. Raphael Mechoulam of the Hebrew University, who in 1963 first discovered THC in cann-abis and whose research has led to countless other studies of cannabis both in Israel and around the world. In addition, the Israeli landscape and climate offer an ideal growing environment for cannabis. These advantages, coupled with Israel’s advanced technological capabilities in agriculture generally, allow for the Israeli market to supply a less expensive crop than other countries.

Cannabis for medical use was first approved in Israel by the Ministry of Health in 1992. In 2007 a more formal national medical cannabis program was created. Under that regime, the Ministry of Health controlled all aspects of medical cannabis from production to distribution to consumption. Patients were required to obtain a permit from the Ministry of Heath in order to use cannabis for medical purposes. Between 2009 and 2018, the number of permits for cannabis increased from 1,800 to 46,000. According to Ministry of Health, as of May 2018, there were 33,000 permitted users who consumed approximately 12.7 tons of medical cannabis annually. In 2018, the average patient in Israel consumed approximately 30 - 35 grams of medical cannabis per month, which was equal to or slightly above the amount consumed in other countries with published data regarding medical cannabis use in their population.

More recently, Israel has transitioned to a new framework for medical cannabis regulation. In that regard, Government Resolution No. 1587 — Cannabis for Medicinal Purposes and Research was issued by the Israeli government on June 26, 2016. The CMPR was operating on a pilot basis since April of 2018 and went into full effect on April 29, 2019. The two fundamental goals of the CMPR are: (1) the “medicalization”‘ of the cannabis industry in Israel; and (2) the creation of a standardized source of supply of cannabis for medical use.

All components of the medical cannabis supply chain in Israel must meet strict standards established by the CMPR and each participant must obtain one or more certificates confirming compliance with these standards. These standards are intended to ensure the high quality of all cannabis products. The Israeli standards were published by the MCU, a unit under the Israeli Ministry of Health responsible for the regulation of cannabis for medical use and research purposes, and were based on international standards. Categories of certification include:

●	Good Agricultural Practices certification,

●	Good Storage Practices certification,

●	Good Manufacturing Practices certification, and

●	Good Distribution Practices certification.

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On March 2, 2020, business information firm Dun & Bradstreet (D&B) released its most recent review of the Israel medical cannabis industry. Since the CMPR came into force, the number of patients in Israel has increased dramatically and was expected to continue to grow to around 60,000 patients by the end of 2020 (a growth rate of approximately 20% as compared to 2019). The D&B report estimates that industry revenues from the sale of medical cannabis in Israel will reach approximately NIS 200 million ($79.02 million)(1), representing an increase of approximately 10% as compared to 2019.

The D&B report further estimates that retails sales of medical cannabis products to users in Israel totaled about NIS 300 million ($118.5 million)(1) in 2019. Taking into account marketing costs and profits taken by pharmacies, cannabis companies, growers and factories, this represents industry revenues of NIS 200-150 million ($79.02 - $59.27 million)(1) which is a significant increase from 2018 where industry only posted revenues in the tens of millions (NIS).

Israel’s Medical Cannabis Export Market

On January 27, 2019, the Israeli government approved a regulatory regime that will allow IMC-GMP certified manufactures to apply for authorization to export domestically grown medical cannabis products to countries where the import and sale is legal. On May 13, 2020, the Israeli government granted final approval of the order permitting export of medical cannabis and medical cannabis products.

Authorization to export medical cannabis products is subject to regulatory and/or administrative requirements, including approval by the Israeli Ministry of Health, the Israel Police department, receipt of both IMC-GMP and GSP certifications, and the applicable required import approvals of the destination country. The Israeli government has not currently put any export quotas in place.

The European markets are widely regarded as having the highest export potential for Israeli industry both in terms of geographic accessibility, favorable regional attitudes towards the use of cannabis products for medical purposes and local regulations permitting the importation and use of medical cannabis products.

Medical cannabis is an emerging market, where many countries globally are engaged in the process of stabilizing and formulating the use of medical cannabis and associated distribution policies. Europe is edging towards the use of only medical cannabis, as opposed to countries such as Canada and select states in the United States, which are legalizing the recreational cannabis market.

In March of 2019, members of the European Union (“EU”) resolved to take action towards removing the regulatory barriers restricting the medical cannabis market. This process is well underway and is mainly derived by the changes in the attitude of the World Health Organization towards medical cannabis.

Note:1 Calculated based on 2.5308 exchange rate on September 30, 2020.

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In Europe, Germany is recognized as an industry leader. Germany is the EU’s largest economy and its medical cannabis market is now the third largest in the world, after the United States and Canada (in terms of market size). Over the past two years, the number of medical cannabis users in Germany has increased from 1,000 to more than 40,000 (source: https://mscnordics.com/evolving-european-regulations-pave-the-way-for-the-worlds-largest-cannabis-market).

With a market of over 742 million people and a total healthcare spend of EUR 2.3 trillion, Europe is set to become the largest medical cannabis market in the world. Since 2018, public and private corporations have begun to recognize the commercial and social value of legal medical cannabis. It is estimated that the European medical cannabis market could be worth up to EUR 58 billion by 2028, once all of the markets have implemented legislation and an efficient market infrastructure (source: https://www.consultancy.eu/news/2307/europe-to-become-the-worlds-largest-legal-cannabis-market).

International Medical Cannabis Regulations

Companies who wish to export must also adhere to all applicable laws and regulations in the countries to which we intend to export. Each country has different laws and regulations governing the import of cannabis into the country, and the use of cannabis within the country, which may be evolving or subject to change. Typically, the importing nation issues a permit that adheres to the regulatory structure of its medical laws.

Israeli Regulation of Medical Cannabis

The following contains a summary discussion of Israeli laws and regulations currently in effect relating to medical cannabis, including the Dangerous Drugs Ordinance, and certain other regulations and directives issued by the Israeli government which are applicable to us with respect to the growing, breeding, cultivating, manufacturing, operations, extraction, distribution and sale of cannabis and cannabis-related products. It does not purport to contain a comprehensive description or discussion of all aspects relating to cannabis legislation in Israel.

Background

Activities related to medical cannabis are regulated by Israeli Cannabis Laws, all developed in accordance with the guiding principles outlined in the Single Convention on Narcotic Drugs, 1961, as amended in 1972. In February 2011, the Israeli government established the MCU as the unit under the Ministry of Health responsible for the regulation of cannabis for medical use and research purposes, including, among other things, delegating to the MCU all responsibility for the licensing of operations, the determination of principles for examining medical indications, streamlining supply processes, the appointment of authorized doctors and accessibility of services to patients.

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Development of the Regulatory Framework in Israel

Pursuant to the Dangerous Drugs Ordinance, cannabis is classified as a “dangerous drug”, and is prohibited for use, including growing, manufacturing, production, transportation, extraction, import and export unless a licence is granted. The Dangerous Drugs Ordinance also sets out the penalties for the violation of its provisions, up to and including imprisonment.

On June 26, 2016, the Israeli government adopted Government Regulation No. 1587, which outlines the regulation of the production and use of medical cannabis and served as the basis of the CMPR, which was operating on a pilot basis since April of 2018 and went into effect on April 29, 2019.

The CMPR consolidates the various Government Regulations related to the production, distribution and use of medical cannabis in Israel and establishes a regime with the goal of enabling patient access to qualified sources of cannabis for medicinal use while preserving public health, security and welfare and preventing any diversion or illicit use of cannabis for non-medicinal purposes

In addition, the CMPR requires that every segment throughout the value chain, including propagation, growing, producing, distributing, transporting, laboratory testing and issuance, shall comply with the provisions of all applicable law including requiring operators in each segment of the value chain to obtain a specific licence in respect of the segment of the value chain in which they operate. Under the CMPR, operators are required to maintain corporate separation between the various segments throughout the value chain (other than propagation and cultivation); however, any ultimate beneficial owner is permitted to own multiple distinct operators in more in any or all segments across the value chain.

In order to maintain the level of standardization and uniformity necessary for products of a medical nature, all segments of the value chain, including the propagation, growing, manufacture, distribution and supply of cannabis products, are conducted under the strict supervision and control of the MCU and subject to standards of good practices (GAP, GSP, IMC-GMP, GDP etc.). Every segment of the value chain must adhere to applicable regulations and well-defined, uniform work processes based on standardized work protocols. Regular and periodic testing must be performed at each stage of the value chain to ensure that applicable cannabis products meet the quality standards required by the CMPR.

Under the CMPR, all operators throughout the medical cannabis value chain must adhere to GSP standards prior to being granted any licence or extension thereof by the MCU. Failure to comply with GSP standards at any time during the term of the licence may result in the revocation of a licence holder’s GSP certification, the closing of the licence holder’s site or facility and/or the suspension of any conveyances to and from such site or facility.

Licensing

The process of obtaining a licence can generally be described in four stages:

●	An applicant submits an initial request for preliminary approval to the MCU.

●	The MCU examines the applicant’s compliance with certain threshold conditions, and subject to that examination grants the applicant temporary preliminary approval and a unique Practice Code (as such term is defined in the CMPR).

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●	The applicant constructs the relevant site or facility on the basis of the MCU’s preliminary approval and, upon completion of the proposed site or facility, the Ministry of Health, or a representative thereof, will examine the facility in order to determine compliance with GSP and other applicable good practice requirements (i.e. GAP, IMC-GMP or GDP, as applicable). In addition, an applicant must also enter into an agreement (which may be conditional upon receipt of final licence approval) with an operator in the adjacent segments of the value chain as a prerequisite to the receipt of the licence.

●	Subject to that examination, the applicant obtaining the applicable good practice certifications and the applicant having entered into an agreement with an operator in the next segment of the value chain, the applicant submits its application for final approval, which will be reviewed, among others, by the Israeli Police. Under certain circumstances, following review by the Israeli Police, a special committee established under the Israeli Cannabis Laws will make its recommendation as to whether the applicant will be granted the licence. To the extent such committee does not provide its recommendation in accordance with the time frames set out under Israeli Cannabis Laws, the MCU shall have the authority to determine whether to grant such licence or not.

If the licence is granted, it will be valid for a period not to exceed three years, subject to renewal. Any renewal of an existing licence shall be subject to the restrictions and conditions of the CMPR, including but not limited to timely audit requirements and compliance with applicable Israeli law, including Israeli Cannabis Laws.

Notwithstanding that an applicant may meet all necessary requirements of the MCU, under the CMPR, the Ministry of Health and the Israel Police department have the discretion to recommend against the granting of a licence if, among other things, it determines that increasing the number of licence holders in Israel would compromise public security and shall have the right to revoke a licence if the Israeli Police determine that security requirements for a licence are breached and such breach may endanger public safety.

Each licence holder must provide notice to the MCU prior to making any changes to: (i) its address, ownership, management, or authorized signatories, (ii) its licence particulars, (iii) any approvals or authorizations required to manage the business, or (iv) any data submitted to the MCU as part of the licence holder’s initial application for preliminary approval.

A licence holder must report to the MCU, among other things, the following information:

●	any excess cannabis or cannabis-related products produced or processed above the amounts permitted under the terms of their licence;

●	any intention to make a material change in the terms of production relating to the licence holder’s product portfolio;

●	any attempted thefts or loss of product;

●	the amount of trash transported to a destruction site;

●	if medical cannabis in its possession is exposed to abnormal temperatures (meaning either three minutes of exposure above 8[0]C or to a temperature below 2[0]C for preparations sensitive to freezing);

●	methods of production and flow charts in respect thereof, which shall be submitted for validation to the MCU; and

●	data on product stability and proof of compliance with each product’s specifications throughout its shelf life.

Each licence holder must keep records and documentation of the pesticides used at its licenced facilities, including the name and quantity of any pesticides used and the name and quantity of any related pests, and must further keep records of any regimes implemented in respect of contaminants and waste management.

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In addition to the mandatory reporting requirements, licence holders must remain compliant with the requirements and restrictions of their licence, which generally include, among other things, that:

●	the licence shall be used exclusively for the purposes described therein, which activities shall be carried out in accordance with the Dangerous Drugs Ordinance and solely for medical purposes;

●	the licence is temporary and not transferable, and no one other than the holder of the licence shall be permitted to conduct the actions described in the licence;

●	the holder of the licence will be required to maintain records of all growth cycles, as applicable, including the amount and kind of cannabis plants grown and any parts of cannabis plants exterminated;

●	the licence holder shall not be permitted to undergo any change in its ownership, management, or authorized signatories. For the purposes of this restriction, a “change in ownership” is defined as a transfer of shares in any way of 5% or more of the share capital of the licence holder (with respect to either voting interests or equity interests) or a beneficial holder thereof;

●	the licence holder shall at all times act in accordance with GSP security standards; and

●	the licence holder must authorize the MCU to conduct periodic, unscheduled audits to ensure compliance with the applicable good practice standards.

To the extent a licence holder is found in breach of any such licence requirements, the MCU shall have the right to impose sanctions, including, among other things, the revocation of such holder’s licence. Under the CMPR, the MCU has discretion to permit licence holders to exceed the maximum amounts stipulated under the terms of their licence in order to permit such licence holders to meet growing demand.

Categories of Cannabis Licences

Each stage in the value chain requires a separate licence from the MCU, including: a Propagation Licence which authorizes the holder to operate a medical cannabis propagation facility; (ii) a Growing Licence which authorizes the holder to operate a farm to grow medical cannabis; (iii) a Manufacturing Licence which authorizes the holder to operate a medical cannabis production facility; (iv) a Distribution Licence which authorizes the holder to operate a storage site and distribute medical cannabis; and (v) a Pharmacy Licence which authorizes the holder to operate a pharmacy which dispenses cannabis or cannabis-related products. The MCU is also responsible for the issuance of licences for the operation of a cannabis destruction site, the operation of a cannabis testing lab and ad hoc research licences and permissions.

Operation of a Propagation Facility

A Propagation Licence permits a licence holder to operate a propagation farm in compliance with GAP standards, including the planting, propagation of seedlings, seeds and cannabis plants. Each Propagation Licence will describe the applicable facility in which the licence holder is permitted to propagate and possess cannabis, as well as the maximum amounts permitted.

In order to carry out propagation procedures in accordance with the CMPR, all cannabis source materials must have been developed in accordance with GAP standards. Where such GAP-certified source material is unavailable domestically, the materials must be imported from abroad in the form of plant or plant substances (e.g. seeds, cuttings, tissue cultures, etc.) in accordance with MCU requirements and other legislation generally applicable to the import and export of agricultural products.

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Operation of a Growing Facility

A Growing Licence permits a licence holder to operate a growth farm and to cultivate post-harvest inflorescence and cannabis plants in compliance with GAP standards. Each Growing Licence shall describe the facility in which the licence holder is permitted to grow and possess cannabis, as well as the forms and maximum amounts of cannabis that may be cultivated.

All GAP-certified licence holders (whether licenced for propagation or growing) are subject to strict external inspections conducted seven times per year by the MCU. In addition, in accordance with the Israeli Rural Settlement Law (Qualifications for the Use of Land and Water), 5727-1967 and guidelines published in connection thereto, any person holding or entitled to hold agricultural lands and to receive water allocations from the Government of Israel is generally prohibited from transferring or assigning such allocations. In order for a holder of agricultural lands to transfer or assign its rights, an approved permit use must be obtained from the Israeli Ministry of Agriculture and Rural Development.

Operation of a Production Plant

A Manufacturing Licence permits a licence holder to operate a production facility and to produce cannabis products in compliance with IMC-GMP standards. Each Manufacturing Licence describes the facility in which the licence holder is permitted to produce cannabis products and to possess the parts of the cut plant for cultivation into cannabis products or oil extracts, as well as the maximum amounts. Under the CMPR, a licence holder is authorized to produce and sell only those products of suitable quality for medical use, and where the concentrations of their active substances are known and have been tested in accordance with the guidelines of the MCU. In addition, only the following types of cannabis-related products are currently approved for distribution: (i) dried and packaged cannabis in which the total weight of cannabis (net) in each pack is 10 grams; (ii) dried cannabis rolled in the form of cigarettes with a filter or end for grip, in packages in which the total weight of cannabis (net) in each package is 10 grams; and (iii) oil and cannabis extracts mixed with oil, which are packed in bottles in which the total volume of the diluted cannabis extract (net) is 10 ml. In addition, on a case-by-case basis, the MCU will consider and, in their sole discretion, approve additional medical cannabis products or methods of delivery if such products meet the MCU’s standards of efficacy and safety.

Operation as a Storage Facility and Distribution of Medical Cannabis

A Distribution Licence permits a licence holder to store, transport and distribute finished cannabis products to licenced pharmacies, destruction sites and certain patients in compliance with a GDP certification received from the Israeli Ministry of Health which confirms that an organization meets the distribution standards for cannabis set forth in the CMPR. Each Distribution Licence describes the storage facility in which the licence holder is permitted to store cannabis products, as well as the maximum amounts permitted. Licence holders may only distribute cannabis products produced by IMC-GMP-certified manufacturers. In addition, all vehicles used in the distribution of cannabis products much meet threshold quality and security standards and must be operated in accordance with all directives of the Ministry of Health applicable to the transportation of medicinal drugs.

Operation of a Cannabis-Dispensing Pharmacy

A Pharmacy Licence permits a licence holder (which must be a pharmacy) to dispense cannabis products to patients who have been prescribed cannabis for medical purposes by a permitted healthcare practitioner.

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C.	Organizational Structure

The following chart describes the Company’s organizational structure.

BYND CANNASOFT ENTERPRISES INC.
(formerly Lincoln Acquisitions Corp.
and 1232986 B.C. Ltd)
(British Columbia)
100%
BYND – BEYOND SOLUTIONS LTD.
(BYND Israel)
(Israel)
Dalia
Brzezinski(1)
74%
26%
B.Y.B.Y INVESTMENTS AND
PROMOTIONS LTD. (Cannasoft)
(Israel)

Note: (1) Shares are held by Dalia Brzezinski as bare trustee for BYND Israel.

D.	Property, Plants And Equipment

BYND Israel’s office lease expires on October 30, 2022. Its current monthly payments are 4,200 NIS plus VAT.

The address is 7000 Akko Rd., Kiryat Motzkin, 2641400, Israel.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not Applicable

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ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our “Selected Financial Data” under Item 3 above, our Audited Consolidated Financial Statements for the fiscal years ended December 31, 2020, 2019 and 2018 and notes thereto included under “Item 17” and our Unaudited Consolidated Financial Statements for the nine months ended September 30, 2021 and notes thereto included under “Item 17”. Unless otherwise indicated, discussion under this Item is based on Canadian dollars and is presented in accordance with International Financial Reporting Standards.

A.	OPERATING RESULTS

For the year ended December 31, 2020, the Company recorded net loss of $20,178 compared to a net loss of $331,096 in 2019, a net income of $52,866 in 2018 and had a cash balance as at December 31, 2020 of $563,015 (December 31, 2019 - $300,897, December 31, 2018 - $258,204).

The following provides an overview of the Company’s financial results for the fiscal periods ending December 31, 2020, 2019 and 2018:

Revenues from Sales and Services

●	Revenues for the fiscal period 2020 amounted to $1,341,993 as compared to $1,601,213 in 2019. This decrease is mainly a result of decreased revenues from development hours in the amount of $394,553 due to a mandatory leave of absence that all the employees took for 1.5 months due to Covid-19, offset by increased revenues from sales of Benefit CRM Software Licenses in the amount of $149,058.

Revenues for the fiscal period 2019 amounted to $1,601,213 as compared to $1,564,400 in 2018. This increase is mainly a result of increased revenues from development hours in the amount of $76,529, offset by decreased revenues from sales of Benefit CRM Software Licenses in the amount of $22,306 and decreased revenues from customer support in the amount of $33,888.

●	Approximately 76% of our sales in 2020, 86% of our sales in 2019 and 82% of our sales in 2018 were to our largest costumer and as a result, we are highly dependent on this costumer to continue our operating activities.

Cost of Sales and Services

●	For the fiscal period ended December 31, 2020 the Company’s gross margin was 44% as compared to 24% during 2019, this is a result of a $304,407 decrease in subcontractors expenses as well as a $170,237 decrease in payroll expenses which was due to a mandatory leave of absence that all the employees took for 1.5 months due to Covid-19.

For the fiscal period ended December 31, 2019 the Company’s gross margin was 24% as compared to 28% during 2018, this is a result of a $160,012 increase in payroll expenses which was a result of an increase in the number of employees and the resulting payroll expenses, offset by a $60,823 decrease in subcontractors expenses.

General and Administrative Expenses and Professional Fees

●	For the fiscal period ended December 31, 2020, general and administrative expenses decreased to $221,337 from $268,097 in 2019. The decrease was due several decreases in: payroll expenses, office expenses, entertainment expenses and vehicle expenses. Professional fees increased to $417,330 from $168,292 mainly due to legal, accounting and consulting fees related to the Cannasoft Acquisition, the Business Combination Transactions and the Listing.

For the fiscal period ended December 31, 2019, general and administrative expenses decreased to $268,097 from $268,175 in 2018. Professional fees increased to $168,292 from $14,443 mainly due to legal, accounting and consulting fees related to the Cannasoft Acquisition, the Business Combination Transactions and the Listing.

For the nine months period ended September 30, 2021, the Company recorded net loss of $4,597,019 compared to a net loss of $42,114 in 2020 and had a cash balance as at September 30, 2021 of $5,040,105 (December 31, 2020 - $563,015). The net loss for the nine months period ended September 30, 2021 is mainly due to a one-time non-recurring non-cash $4,394,390 listing expense incurred due to the Business Combination Transactions and the Company’s listing of its shares on the CSE.

The following provides an overview of the Company’s financial results for the nine months period ending September 30, 2021:

Revenues from Sales and Services

●	Revenues for the nine months period ended September 30, 2021 amounted to $959,156 as compared to $949,127 for the same period in 2020. This increase is mainly a result of increased revenues from sales of Benefit CRM Software licenses in the amount of $181,042 and increased revenues from customer support in the amount of $8,634. This increase was offset by decreased revenues from development hours in the amount of $178,602 due to a decrease in demand from BYND Israel’s largest customer.

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●	Approximately 75% of our sales in the nine months period ended September 30, 2021 and 76% of our sales in the year ended December 31, 2020 were to BYND Israel’s largest costumer and as a result, we are highly dependent on this costumer to continue our operating activities.

●	Development of the Company’s New CRM Platform is approximately 90% complete. We estimate that by the end of this year a BETA version of the New CRM Platform will be available, and that we will begin to generate revenues shortly thereafter.

●	Development of the Company’ New Cannabis CRM Platform is at a very early stage and we do not expect to generate revenues from the platform for the foreseeable future.

●	Cannasoft’s proposed Cannabis Farm is at a very early stage of development and we do not expect to generate revenues from the sale of cannabis or cannabis infused products until Q3 2022.

Cost of Sales and Services

●	For the nine months period ended September 30, 2021 the Company’s gross margin was 49% as compared to 30% for the same period in 2020, this is a result of a $46,496 decrease in subcontractors expenses as well as a $132,981 decrease in payroll expenses which was due a reduction in the number of employees.

General and Administrative Expenses and Professional Fees

●	For the nine months period ended September 30, 2021, general and administrative expenses increased to $245,121 from $48,537 for the same period in 2020. The overall increase was due to increases in D&O insurance expenses, Investor relations expenses and other expenses incurred due to the company being a listed issuer. Professional fees decreased from $197,957 to $152,122 mainly due to the timing of legal, accounting and consulting fees related to the Cannasoft Acquisition, the Business Combination Transactions and the Listing incurred in both 2020 and 2021.

B.	LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2020, the Company had a cash balance of $5,040,105 (December 31, 2020: $563,015; December 31, 2019 : $300,897; December 31, 2018: $258,204).

Item	Nine Months Period Ended September 30, 2021 (CAD$)	Year Ended December 31, 2020 (CAD$)	Year Ended December 31, 2019 (CAD$)	Year Ended December 31, 2018 (CAD$)
Cash provided by (used in) operating activities	(607,454)	381,836	(72,742)	39,569
Cash provided by (used in) investing activities	(525,983)	(31,866)	12,405	205,466
Cash provided by (used in) financing activities	5,529,053	(108,118)	93,064	(33,275)
Net increase in cash	4,395,616	241,852	32,727	211,760

●	The Company experienced positive cash flows from operating activities in its last completed fiscal year: $381,836 in 2020. However, the Company experienced negative cash flows from operating activities for the nine months period ended September 30, 2021, primarily due to increase in amounts receivables and prepaid expenses as well as a decrease in trade payables and accrued liabilities. Cash outlays included general business and administrative expenses, consulting fees, business and product development, and professional fees.

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●	The Company believes that it will be able to generate sufficient cash flows to maintain its current capacity. Nevertheless, it will require additional funds in order to complete the Company’s expansion goals which include, construction of the Cannabis Farm.

●	On April 22, 2019, BYND Israel entered into a convertible loan agreement with an investor (the “Convertible Loan Agreement”) to borrow USD$100,000 to facilitate the completion of the Business Combination Transaction and the listing of the shares of the Company on the CSE.

●	On June 30, 2020, Fundingco completed a private placement financing wherein it issued 3,885,600 Fundingco special warrants to investors, at an issue price of $0.04 per special warrant, for gross proceeds of $155,424.

●	On October 1, 2020

○	BYND Israel assigned its obligations under the Convertible Loan Agreement to Fundingco and recorded a gain of $116,473 related to the debt assignment. As the consideration for the debt assignment, BYND Israel issued a demand promissory note to Fundingco with the principal amount of $155,548 equal to the principal amount of the convertible debenture together with all unpaid interest owing to the creditor. The demand promissory note is unsecured and bears no interest.

○	Fundingco settled the amount owing to the investor under the Convertible Loan Agreement, by issuing 607,125 Fundingco special warrants, to the investor.

●	On October 22, 2020, BYND Israel secured a term loan with a principal amount of $195,305 (NIS 500,000) from an Israeli bank. The loan bears interest at the rate of 3.14% per annum and matures on September 18, 2025. The loan is repayable in 48 monthly payments of $4,321 (NIS 11,063) commencing October 18, 2021. An amount of $9,765 (NIS 25,000) was deposited in the bank as security for the loan.

●	On March 29, 2021, Fundingco completed a private placement financing wherein it issued 562,142 Fundingco special warrants to investors, at an issue price of $0.82 per special warrant, for gross proceeds of $460,956.

●	On May 5, 2021, the Company completed a private placement financing transaction. In connection with the financing, the Company issued 435,337 common shares to investors at an issue price of $1.20 per share, raising $522,410 of gross proceeds.

●	On July 5, 2021, the Company completed a non-brokered private placement financing wherein it raised $1,840,000 through the issuance of 2,000,000 common shares at a price of $0.92 per share.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

CRM Business

The Company’s fully owned subsidiary BYND - Beyond Solutions Ltd. (“BYND Israel”), a corporation incorporated under the laws of the State of Israel, develops and markets customer relationship management (CRM) software products that enable small and medium sized enterprises (SMEs) to optimize day to day functions such as sales management, workforce management, contact center operations and asset management. BYND Israel currently offers a proprietary CRM software product known as “Benefit CRM” (our “Benefit CRM Software”) to its customers. Over the last 3 years, BYND Israel has been developing the next generation of its Benefit CRM Software (our “New CRM Platform”), which will be cloud based and will include many new features and enhancements.

BYND Israel has also begun development of a new, revolutionary CRM software platform, designed specifically to serve the unique needs of the medical cannabis sector (our “New Cannabis CRM Platform”). BYND Israel’s goal is that its New Cannabis CRM Platform will ultimately become the “virtual marketplace” for all stakeholders in medical cannabis.

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Medical Cannabis

On October 1, 2020, BYND Israel executed a share purchase agreement with the shareholders of B.Y.B.Y. Investments and Promotions Ltd. (“Cannasoft”), a corporation incorporated under the laws of the State of Israel. Pursuant to the agreement, BYND Israel would acquire 74% ownership interest in Cannasoft from its shareholders, in exchange for 54.58% ownership interest in BYND Israel (“Cannasoft Acquisition”). Cannasoft owns a primary license for growing medical cannabis granted by the Israeli Ministry of Health and has begun the process of obtaining the necessary permits and approvals to construct a 3.7 acre cannabis farm in southern Israel, to grow and harvest medical cannabis (the “Cannabis Farm”). The Cannasoft Acquisition transaction was held in escrow and was completed on March 29, 2021.

BYND Israel’s long term goal is to leverage its Cannabis Farm business to assist in the development of its New Cannabis CRM Platform. By using data generated by the operation of the Cannabis Farm, including data relating to the growing, harvesting and selling of medical cannabis, BYND Israel will be able to better optimize its New Cannabis CRM Platform to offer stakeholders in the Cannabis industry, a state of the art resource which will enhance their businesses.

For more information refer to Item 4B – Business Overview

D.	TREND INFORMATION

Refer to Section A above – Operating Results

E.	CRITICAL ACCOUNTING ESTIMATES

Refer to our Audited Consolidated Financial Statements for the fiscal years ended December 31, 2020 2019 and 2018 and notes thereto included under “Item 17”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets out, for each of the Company’s directors and executive officers, the person’s name and age, position with the Company, date elected or appointed, principal occupation for the last five years and. Directors are expected to hold office until the next annual general meeting of shareholders and are elected annually and, unless re-elected, retire from office at the beginning of the next annual general meeting of shareholders.

Name, Age, Position(s) with the Company	Date Elected or Appointed (mm/dd/yy)	% of Time to be Devoted Company	Principal Occupation or Employment for the Past Five Years
Marcel (Moti) Maram, 64 President and Director	03/29/21	100%	President at BYND Cannasoft and CEO at BYND Israel.
Yftah Ben Yaackov, 43 CEO and Director	03/29/21	100%	CEO at BYND Cannasoft
Avner Tal, 59 VP Sales & Marketing, CTO and Director	03/29/21	100%	Chief Technology Officer and Vice President - Sales & Marketing at BYND Israel.
Gabi Kabazo, 49 (1) Chief Financial Officer and Director	03/29/21	50%	CFO at BYND Cannasoft
Stefania Szabo, 49 (1) Director	06/23/21	5%-10%	VP, HR and Organizational Development with JESSON + Company Communications Inc.
Harold Wolkin, 69(1)(2) Director	03/29/21	5%-10%	Retired Investment Banker and Senior Executive, currently acting as an independent director of three public companies.
Daniel Rothberg, 54 Corporate Secretary	3/29/21	5%	Business Lawyer and Partner Devry Smith Frank LLP (2016 – present) and Basman Smith LLP (2013-2016).

(1)	Member of the Audit Committee
(2)	Audit Committee Chair

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Directors and Executive Officers – Biographies

A description of the principal occupation for the past five years and summary of the experience of the directors and executive officers of the Company is as follows:

Marcel (Moti) Maram, President and Director

Mr. Maram is the CEO and co-founder of BYND Israel and is a director and President of the Company. Mr. Maram graduated high school as an electronics technician. After completing his mandatory military service in the Israeli army in 1978, Mr. Maram served in the Air Force branch of the Israeli Defence Forces (IDF) until 1984. As part of an IDF mission, Mr. Maram completed additional training in electronics and computer systems with several companies in the Italy and the United States including GTA Telecomunicazioni S.P.A., ITT North Electric Company, Timeplex, LLC, the Univac division of Sperry Corporation and in Israel with Taderan Holdings, Telrad Networks and the Rad-Bynet Group. After completing his service with the IDF, he worked at Exatec, Israel’s first manufacturer of PC compatible computers. In 1986, he co-founded MDA Electronics with Avner Tal, to provide services to Exatec. In 2000, he and Avner co-founded BYND Israel.

Yftah Ben Yaackov, Chief Executive Officer and Director

Mr. Ben Yaackov is the CEO of the Company. Mr. Ben Yaackov is also a practicing attorney in Israel for 15 years. Mr. Ben Yaackov received his law degree from Shar’arei Mishpat College (now The Academic Centre for Law and Science) in 2005. After graduating, he began his legal career as an intern with Avitan Ben-Shimol Yekutiel in Jerusalem. He then established his own law practice in Askelon, representing both privately held and publicly traded companies, with a focus on real estate. More recently, he began advising companies on Israeli Cannabis Laws.

Over the past three years, Mr. Ben Yaackov provided legal and consulting advice to two medical cannabis companies, based in Israel and was involved in virtually every aspect of the development of their respective business. One of these clients now successfully manufactures and distributes cannabis infused medical products. Mr. Ben Yaavkov assisted the other throughout the entire process of planning, developing, licensing and commencing operations of a medical cannabis farm.

Currently, Mr. Ben Yaackov also serves as a director of Property and Building Corporation Ltd., one of Israel’s oldest and largest real estate investment companies listed on the Tel Aviv Stock Exchange (TASE) and is included in both the TA-100 and TA-75 stock indices.

Avner Tal, VP Sales & Marketing, Chief Technology Officer and Director

Mr. Tal is the CTO and co-founder of BYND Israel and is a director, VP Sales & Marketing and CTO of the Company. In the 1980s Mr. Tal attended college in Ort Bialik, where he studied electronics. Upon graduation he served with the Israeli Navy branch of the IDF and was part of a team which developed new missile systems and related technologies. As part of his permanent military service in the Navy, he worked on a project involving the assimilation of optical fibers developed by the Fibronix Company. After he retired from the permanent army, Marcel (Moti) Maram (whom Mr. Tal had met while serving in the IDF) recruited Mr. Tal to join him at Exatech. Together, they helped develop the first computer in the world to implement the Microsoft MS-DOS operating system as well as the first computer which could be connected through a network. In 1986 he and Mr. Maram co-founded MDA Electronics and in 2000, they co-founded BYND Israel.

Gabi Kabazo, Chief Financial Officer, Director and Member of Audit Committee

Mr. Kabazo, a director, CFO and audit committee member of the Company, is a seasoned finance and operations professional with over 20 years’ experience supporting accounting, financing and IT operations in complex corporate settings. Since 2009, Mr. Kabazo has been with TELUS Telecommunications Company and currently (since 2018) holds the title of Sr. Strategy Manager, Environment Management, Shared Services, Business Transformation & Operations. From 2002-2011 he served as CFO for m-Wise Inc. (OTCBB:MWIS). From 2000-2002 served as Controller for On Track Innovations Ltd. (OTCQX:OTIVF). Mr. Kabazo received a B.A. in Accounting & Economics from Tel Aviv University in 1997 and earned his C.P.A. (Israel) designation in 1999. In 2006 he earned an MBA (Financing) from the University of British Columbia, Sauder School of Business.

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Stefania Szabo, Director and Member of Audit Committee

Dr. Szabó, a director and audit committee member of the company, is a government services, management, international business and public relations professional with more than 25 years of experience in all areas of bilateral and multilateral relationship management, diplomacy, trade and HR. She has developed expertise through communication, negotiation and mediation between European and Canadian government networks to promote economic and trade values as well as representing government, business and community interests.

Harold Wolkin, Director and Chair of Audit Committee

Harold Wolkin, a director chair of the audit committee, is an accomplished investment banker and financial analyst (retired) with over 30 years of experience. In 1983, Mr. Wolkin joined BMO Nesbitt Burns as a senior research analyst. Mr. Wolkin went on to serve as managing director in the Diversified Industries Group of BMO Capital Markets from August 1983 to January 2008. He represented BMO Nesbitt Burns as a lead underwriter for a number of Canada’s largest equity offerings from 1992 to 2008. He was also responsible for the origination and the successful marketing of a large number of initial public offerings and equity financings for a wide range of issuers.

Most recently, Mr. Wolkin served as Executive Vice-President and Head of Investment Banking for Dundee Capital Markets. Since 2004, he has also served on a number of public company boards and not-for-profit organizations. He currently serves as: (i) a director, audit committee chair and Vice Chair of the Board of Baylin Technologies Inc. (TSX:BYL), (ii) director and audit committee chair of Cipher Pharmaceuticals Inc. (TSX:CPH), and (iii) a director of Range Energy Resources Inc. (CSE:RGO.X). He was also President of the CFA Society of Toronto, a member of the Chartered Financial Institute since 1980 and is a certified chartered financial analyst. He received a Bachelor of Arts in Economics from York University and a Masters of Arts in Economics and Finance from the University of Toronto. Mr. Wolkin is also a graduate and a member of the Institute of Corporate Directors.

Daniel Rothberg, Corporate Secretary

Mr. Rothberg, the Corporate Secretary of the Company, has been practicing Corporate/Commercial and Securities Law for over 25 years. Mr. Rothberg primarily acts for early stage, high growth companies in a variety of industries with a particular focus on companies listed or seeking listing on one or more Canadian stock exchanges. He began his legal career in Vancouver in 1993 and in 2000, moved his practice to Toronto. He is currently a partner at Devry Smith Frank LLP (since 2016) and has been a partner at several other mid-sized and national law firms in Toronto. Since 2011, Mr. Rothberg has also served as Corporate Secretary for Northern Superior Resources Inc. (TSXV:SUP)(OTCQB: NSUPF). Mr. Rothberg earned his LL.B. from the University of British Columbia in 1993. He earned his B.Comm. (Hons.) from the University of Manitoba in 1989. He also completed courses in Econometrics and International Finance from Harvard University in 1997.

B.	Compensation

Executive Compensation

The Company does not have a formal compensation program. The Board will meet to discuss and determine management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Company’s compensation strategy are to: (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other companies in the industry to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account any constraints that the Company is under with respect to earnings.

The Company came into existence in March 2021 through the Amalgamation. As a result, no executive compensation data exist for the most recent fiscal year.

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The following table sets forth information with respect to the anticipated compensation of each of the Company’s executive officer and directors:

Table of Compensation, Excluding Compensation Securities
Name and position	Year	Salary, consulting fee, retainer, commission ($)		Bonus ($)		Committee or meeting fees ($)		Value of perquisites ($)		Value of all other compensation ($)		Total compensation ($)
Marcel (Moti) Maram President and Director	2022	140,400	(1)	Discretionary	(2)	Nil		Nil		Nil		140,400	(3)
Yftah Ben Yaackov CEO and Director	2022	186,000	(1)	Discretionary	(2)	Nil		Nil		Nil		140,400	(3)
Avner Tal VP Sales & Marketing, Chief Technology Officer and Director	2022	140,400	(1)	Discretionary	(2)	Nil		Nil		Nil		140,400	(3)
Gabi Kabazo (6) Director and CFO	2022	72,000	(4)	Discretionary	(2)	Nil		Nil		Nil		72,000	(3)
Stefania Szabo(6) Director	2022	Unknown	(5)	Unknown	(5)	Unknown	(5)	Unknown	(5)	Unknown	(5)	Unknown	(5)
Harold Wolkin(6)(7) Director	2022	Unknown	(5)	Unknown	(5)	Unknown	(5)	Unknown	(5)	Unknown	(5)	Unknown	(5)

(1)	Subject to increase upon reaching certain milestones.
(2)	Bonus is at the discretion of the Board of Directors.
(3)	Total Compensation excluding any discretionary bonus granted by the Board of Directors
(4)	Subject to review in January of 2022.
(5)	Compensation has not yet been determined as of the date of this Prospectus.
(6)	Member of the Audit Committee.
(7)	Chair of the Audit Committee.

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Stock Options and Other Compensation Securities

The following table discloses all anticipated compensation securities the Company has granted to date to each of its executive officers and Directors:

Compensation Securities
Name and position	Type of Compensation Security	Number of compensation securities, number of underlying securities	Date of issue or grant	Issue, conversion or exercise price ($)	Expiration date
Marcel (Moti) Maram President and Director	-	-	-	-	-
Yftah Ben Yaackov CEO and Director	-	-	-	-	-
Avner Tal VP Sales & Marketing, Chief Technology Officer and Director	-	-	-	-	-
Gabi Kabazo (1)	Options	150,000	March 29, 2021	$0.82	March 29, 2026
Director and CFO		115,000	October 26, 2021	$2.65	October 26, 2026
Stefania Szabo(1) Director	Options	240,000	June 29, 2021	$1.22	June 29, 2026
Harold Wolkin(1)(2) Director	Options	240,000	March 29, 2021	$0.82	March 29, 2026

(1)	Member of Audit Committee
(2)	Chair of Audit Committee

Stock Option Plan

The Company has a Stock Option Plan in place. Currently, 895,000 options have been granted under the Plan to certain directors and officers. See “Options and Other Rights to Purchase Securities”.

The Company has a stock option plan to grant incentive stock options to directors, officers, employees and consultants. Under the plan, the aggregate number of common shares that may be subject to option at any one time may not exceed 10% of the issued common shares of the Company as of that date, including options granted prior to the adoption of the plan. The exercise price of these options is not less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the CSE. Options granted may not exceed a term of five years.

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Employment, Consulting and Management Agreements

The Company and BYND Israel have agreed to enter into new employment agreements with each of the following executives on the following terms:

●	Marcel (Moti) Maram will serve as President of the Company until his employment agreement is terminated in accordance with the terms set forth therein. Mr. Maram will be entitled to an initial annual base salary of $140,400. Once the Company has raised an aggregate of USD$2.5 of financing (including funds raised prior to the date of this Prospectus), Mr. Maram’s salary will be increased to $230,400 per annum and when the Company has raised an aggregate of USD$5M of financing (including funds raised prior to the date of this Prospectus), will be further increased to $320,400 per annum, and will thereafter be subject to annual review. Mr. Maram will also be eligible for bonuses and the granting of options, at the Board’s discretion. See “Options and Other Rights to Purchase Securities”.

●	Yftah Ben Yaackov will serve as Chief Executive Officer of the Company until his employment agreement is terminated in accordance with the terms set forth therein. On June 29, 2021 the company entered into a consulting agreement with Mr. Yftah Ben Yaackov which provides inter alia that the Corporation will pay Mr. Ben Yaackov a consulting fee of $18,400 per month, for a period of 10 months, being the original estimated completion date for the construction of the Corporation’s proposed medical cannabis farm; Once the Company has raised an aggregate of USD$2.5 of financing (including funds raised prior to the date of this Prospectus), Mr. Ben Yaackov will be entitled to a base salary of $186,000 per annum and when the Company has raised an aggregate of USD$5M of financing (including funds raised prior to the date of this Prospectus), will be increased to $360,000 per annum, and will thereafter be subject to annual review. Mr. Ben Yaackov will also be eligible for bonuses and the granting of options, at the Board’s discretion. See “Options and Other Rights to Purchase Securities”.

●	Avner Tal will serve as VP Sales & Marketing and Chief Technology Officer of the Company until his employment agreement is terminated in accordance with the terms set forth therein. Mr. Tal will be entitled to an initial annual base salary of $140,400. Once the Company has raised an aggregate of USD$2.5 of financing (including funds raised prior to the date of this Prospectus), Mr. Tal’s salary will be increased to $230,400 per annum and when the Company has raised an aggregate of USD$5M of financing (including funds raised prior to the date of this Prospectus), will be further increased to $320,400 per annum, and will thereafter be subject to annual review. Mr. Tal will also be eligible for bonuses and the granting of options, at the Board’s discretion. See “Options and Other Rights to Purchase Securities”.

Termination of Employment, Change of Control Benefits and Employment Contracts

Each of the employment agreements with each of Marcel (Moti) Maram, Avner Tal and Yftah Ben Yaackov will provide inter alia that:

●	if the employee’s employment with the Company and BYND Israel, is terminated without cause, or

●	if the employee elects to terminate his employment with the Company and BYND Israel in the event there has been a “substantial breach” by the Company or BYND Israel (including wrongful dismissal) or if there has been a change of control of the Company or BYND Israel, then such terminated employee will be entitled to severance payments equal to one-twelfth of the his then base salary plus coverage for any benefits to which he may be entitled pursuant to any benefit plan, for the lesser of: (i) twelve months, or (ii) until the such employee finds new employment.

No benefits will accrue to any of the Company’s other NEOs, officers, employees or directors upon their termination, or upon any change of control of the Company, except as may be required by applicable law.

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Director Compensation

As of the date hereof, no compensation has been paid to any of the directors of the Company in their capacities as directors and no directors’ fees are being accrued.

There are no current plans for non-independent directors to receive any fees or other compensation for their acting as directors or for serving on any board committees, except that non-independent directors are be entitled to participate in the Stock Option Plan, in such individual amounts as the Board may determine from time to time.

It is anticipated that independent directors will be paid an annual fee for serving as directors and for serving on board committees, however the quantum of such fees has not yet been determined. The Company intends to use companies of similar size and with similar resources as benchmarks for determining the appropriate level of compensation for independent board members. In addition, independent directors are be entitled to: (i) participate in the Stock Option Plan in such individual amounts as the Board may determine from time to time, and (ii) reimbursement for out-of-pocket expenses incurred on behalf of or in providing services as a director for the Company.

C.	Board Practices

The Company’s Board practices are governed by CSA National Policy 58-201 - Corporate Governance Guidelines. Each of the Company’s directors is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

NP 58-201 establishes corporate governance guidelines which apply to all public companies. The Company will review its own corporate governance practices in light of these guidelines. In accordance with CSA National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company’s proposed corporate governance practices are summarized below. The Board of Directors will continue to monitor such practices on an ongoing basis and when necessary implement such additional practices as it deems appropriate.

Board of Directors

The Company’s Board of Directors is composed of six directors – Marcel (Moti) Maram, Avner Tal, Yftah Ben Yaackov, Gabi Kabazo, Stefania Szabo and Harold Wolkin. The Board facilitates its exercise of independent supervision over management by ensuring sufficient representation by directors independent of management.

NI 58-101 suggests that the board of directors of a public company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In addition, where a company has a significant shareholder, NI 58-101 suggests that the board of directors should include a number of directors who do not have interests in either the company or the significant shareholder. The independent directors would exercise their responsibilities for independent oversight of management and meet independently of management whenever deemed necessary. Roman Brenner and Harold Wolkin can each be considered to be “independent” within the meaning of NI 58-101. Marcel (Moti) Maram, by reason of being President and a significant shareholder, Avner Tal, by reason of being VP Sales & Marketing, CTO and a significant shareholder, Yftah Ben Yaackov, by reason of being CEO and a significant shareholder, and Gabi Kabazo, by reason of being CFO, cannot be considered to be “independent” within the meaning of NI 58-101.

The independent directors will meet separately from the non-independent directors, as determined necessary from time to time, in order to facilitate open and candid discussion among the independent directors. No separate meetings of the independent directors have been held to date. It is expected that Yftah Ben Yaackov, a non-independent director, will act as the chairman with respect to the conduct of Board meetings. Given the Company’s relatively small size and start-up nature, the Board is satisfied as to the extent of independence of its members. The Board is satisfied that it is not constrained in its access to information, in its deliberations, or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to allow the Board to have a reasonable degree of independence from day-to-day management.

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Board Mandate

The Board does not presently have a written mandate describing how the Board delineates its role and responsibilities. The size of the Company is such that all of its operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors have regular and full access to management. Further supervision is performed through the Company’s Audit Committee which is composed of a majority of independent directors who meet with the Company’s auditors without management being in attendance.

Position Descriptions

The Board has not developed written position descriptions for the chairman with respect to the conduct of Board meetings, or for the chair of any committees. The chairman’s role and responsibilities in each instance include reviewing notices of meetings, overseeing meeting agendas, conducting and chairing meetings in accordance with good practices, and reviewing minutes of meetings.

The CEO’s general roles and responsibilities are commensurate with the position of CEO of a technology and medical cannabis company comparable in size to the Company include overseeing all operations of the Company and developing and devising the means to implement general strategies for the direction and growth of the Company as instructed by the Board.

Orientation and Continuing Education

Each new director is given an outline of the nature of the Company’s business, its corporate strategy, and current issues within the Company. New directors are encouraged to review the Company’s public disclosure records and are also required to meet with management of the Company to discuss and better understand the Company’s business and are given the opportunity to meet with counsel to the Company to discuss their legal obligations as directors of the Company.

In addition, management of the Company will take steps to ensure that its directors and officers are continually updated as to the latest corporate and securities policies which may affect the directors, officers and committee members of the Company as a whole. The Company’s legal counsel continually reviews the latest securities rules and policies and is on the mailing list of the CSE to receive updates to any of those policies. Any such changes or new requirements are then brought to the attention of the Company’s directors and management.

Ethical Business Conduct

The Board has not established a Corporate Governance Committee, but plans to do so in the future. As some of the Company’s directors also serve as directors and officers of other companies engaged in similar business activities, the Company’s directors must comply with the conflict of interest provisions of applicable corporate law, as well as the relevant securities regulatory instruments, in order to ensure that they exercise independent judgment in considering transactions and agreements in respect of which they may have a material interest. Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke any such conflict.

The Board intends to adopt a code of ethical conduct policy pursuant to the requirements of NP 58-201. The full text of this policy will be posted for review under the Company’s profile on SEDAR at www.sedar.com on or soon after the Listing Date and may be obtained free of charge upon request to the Company by email to gabi@cannasoft-crm.com

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Nomination of Directors

The Company’s management is continually in contact with individuals involved with public sector issuers. From these sources management has made numerous contacts and in the event that the Company requires any new directors, such individuals will be brought to the attention of the Board. The Company conducts due diligence, reference and background checks on any suitable candidate. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, integrity of character and a willingness to serve.

Compensation

The Board of Directors has not yet formed a Compensation Committee to monitor and review the salary and benefits of its executive officers. The Board will periodically review the Company’s general compensation structure, policies and programs in consideration of industry standards and the Company’s financial situation until a Compensation Committee is formed.

Board Committees

At present, the only committee the Company has is an Audit Committee. The Company may create other committees in the future.

Audit Committee

The Company currently has only one committee. Pursuant to CSA National Instrument 52-110 - Audit Committees and the relevant provisions of the BCBCA, the Company is required to have an Audit Committee comprised of at least three directors, the majority of whom must not be officers or employees of the Company. The Company’s Audit Committee is comprised of Harold Wolkin (chair), Stefania Szabo and Gabi Kabazo.

A member of the Audit Committee is considered to be “independent” if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment; and generally includes any member of management or significant shareholder. Each of Harold Wolkin and Stefania Szabo are considered to be independent, whereas Gabi Kabazo is not independent by virtue of him being the CFO of the Company.

A member of the Audit Committee is considered “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company. All members are considered to be financially literate.

Relevant Education and Experience

The following is a summary of the relevant education and experience of each Audit Committee member:

Harold Wolkin (chair) is an accomplished investment banker and financial analyst with over 30 years of experience. Mr. Wolkin has held senior positions with several investment banks and has been responsible for the origination and the successful marketing of a large number of initial public offerings and equity financings for a wide range of issuers. He currently serves as: (i) a director, audit committee chair and Vice Chair of the Board of Baylin Technologies Inc. (TSX:BYL), (ii) director and audit committee chair of Cipher Pharmaceuticals Inc. (TSX:CPH), and (iii) a director of Range Energy Resources Inc. (CSE:RGO.X). He was also President of the CFA Society of Toronto, has been a member of the Chartered Financial Institute since 1980 and is a certified chartered financial analyst. Mr. Wolkin also received a Bachelor of Arts in Economics from York University and a Masters of Arts in Economics and Finance from the University of Toronto. Mr. Wolkin is also a graduate and a member of the Institute of Corporate Directors.

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Gabi Kabazo is a seasoned finance and operations professional with over 20 years experience supporting accounting, financing and IT operations in complex corporate settings. From 2002-2011 he served as CFO for m-Wise Inc. (OTCBB:MWIS). From 2000-2002 served as Controller for On Track Innovations Ltd. (OTCQX:OTIVF). Mr. Kabazo received a B.A. in Accounting & Economics from Tel Aviv University in 1997 and earned his C.P.A. (Israel) designation in 1999. In 2006 he earned an MBA (Financing) in 2006 from the University of British Columbia, Sauder School of Business.

Stefania Szabo is a government services, management, international business and public relations professional with more than 25 years of experience in all areas of bilateral and multilateral relationship management, diplomacy, trade and HR. She has developed expertise through communication, negotiation and mediation between European and Canadian government networks to promote economic and trade values as well as representing government, business and community interests.

Audit Committee Charter

The Audit Committee must operate pursuant to the provisions of a written charter, which sets out its duties and responsibilities. The following is a summary of such charter:

1. Mandate. The audit committee will assist the Board in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well and the company’s business, operations and risks.

2. Composition. The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee will consist of a minimum of three directors. A majority of the members of the audit committee must not be officers, employees or control persons of the Company.

3. Meetings. The audit committee shall meet in accordance with a schedule established each year by the Board, and at other times that the audit committee may determine. The audit committee shall meet at least annually with the Company’s Chief Financial Officer and external auditors in separate executive sessions.

4. Roles and Responsibilities. The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1 External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

●	recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;
●	review (by discussion and enquiry) the external auditors’ proposed audit scope and approach;
●	review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;
●	review and recommend to the Board the compensation to be paid to the external auditors; and
●	review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors’ assertion of their independence in accordance with professional standards.

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4.2 Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Company. In carrying out this duty, the audit committee shall:

●	evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within the Company; and
●	ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3 Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

●	review significant accounting and financial reporting issues, especially complex, unusual and related party transactions;
●	review and ensure that the accounting principles selected by management in preparing financial statements are appropriate;
●	review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;
●	meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered;
●	review management’s discussion & analysis respecting the annual reporting period prior to its release to the public;
●	review and approve the interim financial statements prior to their release to the public;
●	review management’s discussion & analysis respecting the interim reporting period prior to its release to the public; and
●	where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

4.4 Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority -The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services - The audit committee may satisfy the requirement for the pre-approval of non-audit services if:

●	the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or
●	the services are brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures - The audit committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

●	the pre-approval policies and procedures are detailed as to the particular service;
●	the audit committee is informed of each non-audit service; and
●	the procedures do not include delegation of the audit committee’s responsibilities to management.

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4.5 Other Responsibilities

The audit committee shall:

●	establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters;
●	establish procedures for the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters;
●	ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;
●	review the policies and procedures in effect for considering officers’ expenses and perquisites;
●	perform other oversight functions as requested by the Board; and
●	review and update this Charter and receive approval of changes to this Charter from the Board.

4.6 Reporting Requirements

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

5. Resources and Authority of the Audit Committee. The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to:

●	engage independent counsel and other advisors as it determines necessary to carry out its duties;
●	set and pay the compensation for any advisors employed by the audit committee; and
●	communicate directly with the internal and external auditors.

Assessments

Neither the Company nor the Board of Directors has determined formal means or methods to regularly assess the Board, its committees or the individual directors with respect to their effectiveness and contributions. Effectiveness is subjectively measured by comparing actual corporate results with stated objectives. The contributions of an individual director is informally monitored by the other Board members, having in mind the business and other strengths of the individual and the purpose of originally nominating the individual to the Board.

D.	EMPLOYEES

As of September 30, 2021, we had eight employees.

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E.	SHARE OWNERSHIP

Our common shares are owned by Canadian residents, Israeli residents and residents of other countries. The only class of our securities, which is outstanding as of the date of this Registration Statement, is common stock. All holders of our common stock have the same voting rights with respect to their ownership of our common stock.

The following table sets forth as of the date of the filing of this Registration Statement, certain information with respect to the amount and nature of beneficial ownership of the common stock held by (i) each person known to our management to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each person who is a director or an executive officer of ours; and (iii) all directors and executive officers of ours, as a group. Shares of our common stock subject to options, warrants, or convertible securities currently exercisable or convertible or exercisable or convertible within 60 days of the date of filing of this Registration Statement are deemed outstanding for computing the share ownership and percentage of the person holding such options, warrants, or convertible securities but are not deemed outstanding for computing the percentage of any other person.

Name and Owner	Identity	Amount and Nature of Beneficial Ownership of Common Stock (1)	Percentage

Marcel (Moti) Maram	Officer, Director, and Principal Shareholder	4,091,407	13.9%
Avner Tal	Officer, Director and Principal Shareholder	4,091,407	13.9%
Yftah Ben Yaackov	Officer, Director and Principal Shareholder	8,184,616	27.8%
Gabi Kabazo (2)	Officer and Director Principal Shareholder	265,000	*
Stefania Szabo (2)	Director	240,000	*
Harold Wolkin (2)	Director	240,000	*
All officers and directors as a group (6 persons)		17,112,430	58.0%

●	Less than 1%

(1)	Unless otherwise indicated, the persons named have sole ownership, voting and investment power with respect to their stock, subject to applicable laws relative to rights of spouses. Percentage ownership is based on 29,479,100 shares of common stock outstanding as of the date of filing of this Registration Statement.

(2)	Consists of shares issuable upon the exercise of options.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

As of the date of the filing of this Registration Statement, to our knowledge, no persons hold directly or indirectly or exercise control or direction over, shares of our common stock carrying 5% or more of the voting rights attached to all issued and outstanding shares of the common stock except as stated under Item 6.E above or set out in the table below.

Name	Number of Shares	Percentage
AGROINVESTMENT SA	2,403,846	8.2%
Haim Hamou	2,000,000	6.8%

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On October 4, 2021, the Company sold 2,403,846 common shares to Agroinvestment SA at a price of $1.04 per share. The company also issued non-transferable share purchase warrants to acquire an additional 400,000 common shares at $1.30 per share, for a period of two (2) years.

The company’s Shares, Warrants and the $2.5M proceeds were deposited into escrow and will be held until the company’s shares are approved for listing on the Nasdaq.

If Nasdaq does not approve the Company’s application by April 30, 2022, the escrow agent will return the $2.5M cash to Agroinvestment SA and will return the company’s Shares and Warrants to the company, for cancellation.

The following table discloses the geographic distribution of the majority of the holders of record of our common stock as of date of January 12, 2022.

Country	Number of Shareholders	Number of Shares	Percentage of Shareholders	Percentage of Shares
Canada	173	1,274,250	80%	4.3%
Israel	42	25,780,171	20%	87.5%
U.S.A.	1	20,833	-	-
All Other	1	2,403,846	-	8.2%
Total	217	29,479,100	100%	100%

We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of us.

B.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, BYND Israel paid management fees in the amount of $252,686 to its CEO & CTO, for the same period in 2019 the company paid $292,706, for the same period in 2018 the company paid $253,067.

As at December 31, 2020, there were $624 included in accounts payable owed to the company’s CEO & CTO.

During the year ended December 31, 2020, BYND Israel paid $238,086 in total dividends to its shareholders of which, $13,604 is accounted for in accounts payable and accrued liabilities as dividend withholding tax payable.

During the year ended December 31, 2019, BYND Israel paid $26,380 in dividend, of which $7,914 is accounted for in accounts payable as dividend withholding tax payable and the remaining $18,466 was applied against the balance due from shareholder.

During the nine months period ended September 30, 2021, the Company paid management fees in the amount of $348,579 to its President & CTO.

As at September 30, 2021, there were $13,971 included in trade payables and accrued liabilities owed to the company’s Directors

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On March 29, 2021, the Company granted 780,000 stock options to its independent directors and to its CFO and Corporate Secretary, which options are exercisable for 5 years, at an exercise price of $0.82 per share,

On June 29, 2021, the Company granted 240,000 stock options to an independent director, which options are exercisable for 5 years, at an exercise price of $1.22 per share,

On October 26, 2021, the Company granted 115,000 stock options to its CFO, which options are exercisable for 5 years, at an exercise price of $2.65 per share,

C.	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable. This Form 20-F is being filed as a Registration Statement under the Exchange Act.

ITEM 8	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The financial statements required as part of this Registration Statement are filed under Item 18 of this Registration Statement.

Litigation

There are no pending legal proceedings to which we or our subsidiary is a party or of which any of our property is the subject. There are no legal proceedings to which any of the directors, officers or affiliates or any associate of any such directors, officers or affiliates of either our company or our subsidiary is a party or has a material interest adverse to us.

Dividends

We have not paid any dividends on our common stock during the past five years. We do not intend to pay dividends on shares of common stock in the foreseeable future as we anticipate that our cash resources will be used to finance growth.

B.	SIGNIFICANT CHANGES

There have been no significant changes that have occurred since the date of the financial statements included with this Registration Statement except as disclosed in this Registration Statement.

ITEM 9	THE OFFER AND LISTING

A.	Offer And Listing Details

Trading Markets – Our common stock is traded on the CSE. We intend to apply to have our common stock approved for trading on the Nasdaq.

B.	Plan of Distribution

Not Applicable.

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C.	Markets

See Item 9.A.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Our authorized capital consists of an unlimited number of common shares, without par value, of which 29,479,100 were issued and outstanding as of January 12, 2022.

Our common shares entitle the holder to: (i) vote at all meetings of our shareholders except meetings at which only holders of specified classes of shares are entitled to vote, having one vote per common share, (ii) receive dividends at the discretion of our board of directors; and (iii) receive our remaining property on liquidation, dissolution or winding up. All of our common shares rank equally for the payment of any dividends and distributions in the event of a windup.

None of our shares are held by us or on behalf of us. A summary of our outstanding shares and derivative securities (convertible or exercisable into common shares) is as follows:

Common Shares

Issued & Outstanding as at January 12, 2022	29,479,100

Convertible Securities	Exercise Price	Expiry Date
Stock Options	$0.82	March 31, 2026	540,000

Stock Options	$1.22	June 29, 2026	240,000

Warrants	$1.30	October 4, 2023	400,000
Stock Options	$2.65	October 26, 2026	115,000

Fully Diluted Share Capital			30,774,100

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B.	Memorandum and Articles of Association

Incorporation

We are amalgamated on March 29, 2021, under the British Columbia Business Corporations Act (BCBCA). Our British Columbia incorporation number is BC1296808.

Objects and Purposes of Our Company

Our articles do not contain a description of our objects and purposes.

Voting on Proposals. Arrangements, Contracts or Compensation by Directors

Other than as disclosed below, our articles do not restrict directors’ power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum.

The BCBCA does, however, contain restrictions in this regard. It provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. A director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to our company; (b) we have entered, or proposed to enter, into the contract or transaction, and (c) either (i) the director or senior officer has a material interest in the contract or transaction or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

Borrowing Powers of Directors

Our articles provide that we, if authorized by our directors, may:

●	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
●	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;
●	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
●	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

Qualifications of Directors

Under our articles, a director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director. Our articles contain no provisions regarding retirement or non-retirement of directors under an age limit requirement.

Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the BCBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

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Our articles and the BCBCA provide that our annual meetings of shareholders must be held at least once in each calendar year and not more than 15 months after the last annual general meeting at such time and place as our Board may determine. Our directors may, at any time, call a meeting of our shareholders.

Under our articles, the quorum for the transaction of business at a meeting of our shareholders is two persons who are, present in person or represent by proxy, shareholders holding, in the aggregate, at least five percent of the issued shares entitled to be voted at the meeting.

Change in Control

There are no provisions in our articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our Company or our subsidiaries.

Ownership Threshold

Our articles or the BCBCA do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our information circular for our annual general meeting, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. Upon the effectiveness of this Registration Statement, we expect that the United States federal securities laws will require us to disclose, in our annual report on Form 20-F, holders who own 5% or more of our issued and outstanding shares.

C.	Material Contracts

(a)	License Assignment dated November 24, 2019 made by Dalia Brzezinski in favor of Cannasoft;

(b)	Business Combination Agreement dated December 16, 2019 among Lincoln, BYND Israel, Fundingco and the BYND Israel Shareholders;

(c)	Business Combination Agreement – First Amendment dated May 28, 2020 among Lincoln, BYND Israel, Fundingco and the BYND Israel Shareholders;

(d)	Business Combination Agreement – Second Amendment dated September 24, 2020 among Lincoln, BYND Israel, Fundingco and the BYND Israel Shareholders;

(e)	Trust Declaration dated October 1, 2020 made by Dalia Brzezinski, in favor of BYND Israel;

(f)	Primary Growing License (renewal) from the MCU dated October 11, 2020 (English translation);

(g)	Letter request dated November 13, 2020 to the MCU from Dalia Brzezinski to transfer the Primary Growing License to Cannasoft;

(h)	IBI Trust Agreement dated March 29, 2021 among the Israeli Trustee, the Company, BYND Israel and the BYND Israel Shareholders; and

(i)	Escrow Agreement dated March 29, 2021 among the Company, the Escrow Agent and the Israeli Trustee (as trustee for the BYND Israel Shareholders who are Principals).

(j)	Consulting Agreement dated June 29, 2021 among the Company and Yftah Ben Yaackov.

(k)	Subscription Agreement for the company’s common shares dated September 3, 2021. Among the Company and Agroinvestment S.A.

(l)	Escrow Agreement dated September 3, 2021 among the Company, the Escrow Agent and Agroinvestment S.A.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities. Any remittances of dividends to United States residents, however, are subject to a withholding tax pursuant to the Income Tax Act (Canada) and the Canada-U.S. Income Tax Convention (1980), each as amended. Remittances of interest to U.S. residents entitled to the benefits of such Convention are generally not subject to withholding taxes except in limited circumstances involving participating interest payments. Certain other types of remittances, such as royalties paid to U.S. residents, may be subject to a withholding tax depending on all of the circumstances.

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E.	Taxation

Certain Canadian Federal Income Tax Considerations

The following is a general summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to purchasers who acquire common shares pursuant to this offering and who, for the purposes of the Tax Act and at all relevant times, beneficially own such common shares as capital property and deal at arm’s length and are not affiliated with us and the underwriter (each a “Holder”). Common shares will generally be considered to be capital property to a Holder unless such common shares are held by such Holder in the course of carrying on a business, or were acquired by such Holder in a transaction or transactions considered to be an adventure in the nature of trade.

This summary does not apply to a purchaser of common shares (i) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules; (ii) an interest in which is or would constitute a “tax shelter investment” as defined in the Tax Act; (iii) that is a “specified financial institution” as defined in the Tax Act; (iv) that reports its Canadian tax results in a currency other than the Canadian currency; or (v) that has or will enter into a “synthetic disposition arrangement” or a “derivative forward agreement”, as those terms are defined in the Tax Act, in respect of common shares pursuant to this offering. All such purchasers should consult their own tax advisors with respect to an investment in common shares. Additional considerations, not discussed herein, may be applicable to a Holder that is a corporate resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the common shares, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring common shares.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, counsel’s understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”), and all specific proposals to amend the Tax Act and the regulations thereunder announced by the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”). This summary assumes that the Tax Proposals will be enacted in their current form and does not otherwise take into account or anticipate any changes in the law or in the administrative practices and assessing policies of the CRA, whether by judicial, governmental or legislative decisions or action, and whether prospective or retroactive in effect, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada. No assurances can be given that the Tax Proposals will be enacted in the form proposed or at all.

The summary is of a general nature only, is not exhaustive of all income tax considerations, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder of the common shares and no representation with respect to the Canadian tax consequences to any particular Holder is made. The relevant tax considerations applicable to the acquiring, holding and disposing of common shares pursuant to this offering may vary according to the status of the purchaser, the jurisdiction in which the purchaser resides or carries on business and the purchaser’s own particular circumstances. Accordingly, holders should consult with their own tax advisors with respect to the income tax consequences to them of acquiring, holding or disposing of the common shares.

Residents of Canada

The following portion of the summary is applicable to a Holder who at all relevant times is resident or deemed to be resident in Canada for the purposes of the Tax Act and any applicable tax treaty or convention (a “Canadian Holder”). Certain Canadian Holders to whom common shares might not constitute capital property may make the irrevocable election provided by subsection 39(4) of the Tax Act, in qualifying circumstances, to have the common shares and every other “Canadian security” (as defined in the Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property to the Holder. Canadian Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

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Dividends

A Canadian Holder will be required to include in computing such Canadian Holder’s income for a taxation year the amount of any taxable dividends (including deemed dividends) received on common shares. In the case of a Canadian Holder who is an individual (other than certain trusts) such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends” properly designated as such by us. There may be restrictions on the ability of the Company to so designate any dividend as an eligible dividend, and the Company has made no commitments in this regard. Taxable dividends received by such Canadian Holder may give rise to alternative minimum tax under the Tax Act.

In the case of a Canadian Holder that is a corporation, the amount of any taxable dividends (including deemed dividends) received on common shares that is included in its income will generally be deductible in computing such Canadian Holder’s taxable income for that taxation year. A Canadian Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay a 33 1⁄3% refundable tax under Part IV of the Tax Act on dividends received on the common shares to the extent that such dividends are deductible in computing the Canadian Holder’s taxable income for the taxation year.

Disposition of Common Shares

A Canadian Holder who disposes of or is deemed to have disposed of a common share (except to the Company) will generally realize a capital gain (or capital loss) equal to the amount by which such Canadian Holder’s proceeds of disposition in respect of the common share exceeds (or is exceeded by) the aggregate of the adjusted cost base of such common share to the Canadian Holder and any reasonable expenses associated with the disposition. The cost to a Canadian Holder of a common share acquired pursuant to this offering generally will be averaged with the adjusted cost base of any other common shares owned by such Canadian Holder as capital property for the purposes of determining the adjusted cost base of each such common share to such Canadian Holder.

A Canadian Holder will generally be required to include in computing such Canadian Holder’s income for a taxation year of a disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year, and subject to and in accordance with the provisions of the Tax Act, will generally be required to deduct one-half of the amount of any capital loss incurred by a Canadian Holder (an “allowable capital loss”) against taxable capital gains realized by the Canadian Holder in the taxation year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may generally be deducted by the Canadian Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. Capital gains realized by a Holder who is an individual (other than certain trusts) may be subject to alternative minimum tax.

The amount of any capital loss realized on the disposition or deemed disposition of a common share by a Canadian Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends previously received or deemed to have been received by the Canadian Holder on such common share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply to a corporation that is a member of a partnership or beneficiary of a trust that owns common shares or that is itself a member of a partnership or a beneficiary of a trust that owns common shares.

A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2⁄3% on its “aggregate investment income” for the taxation year, which is defined to include an amount in respect of taxable capital gains.

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Non-Resident Holders

The following portion of the summary is applicable to a Holder that, at all relevant times for the purposes of the Tax Act and any applicable tax treaty: (i) is not (and is not deemed to be) a resident in Canada, (ii) does not use or hold (and will not use or hold) and is not deemed to use or hold the common shares in, or in the course of, carrying on a business in Canada, and (iii) does not carry on an insurance business in Canada and elsewhere and (iv) is not an “authorized foreign bank” as defined in the Tax Act (a “Non-Canadian Holder”).

This summary does not apply to a Non-Canadian Holder that is subject to the proposed “treaty shopping” rule proposed in the 2014 Canadian Federal Budget released on February 11, 2014. Non-Canadian Holders should consult their own tax advisors with respect to the potential application of these rules to their particular circumstance.

Dividends

Dividends paid or credited (or deemed to be paid or credited) on the common shares to a Non-Canadian Holder will generally be subject to withholding tax under the Tax Act at a rate of 25%, subject to a reduction under the provisions of an applicable tax treaty. For Non-Canadian Holders who are resident in the United States for purposes of and entitled to the benefits of the Canada-U.S. Tax Treaty, and are the beneficial owner of such dividends on the common shares (a “U.S. Holder”), the Canadian withholding tax will generally be reduced to the rate of 15%. This rate is further reduced to 5% in the case of such U.S. Holder that is a company for purposes of the Canada-U.S. Treaty that owns at least 10% of our issued and outstanding voting shares at the time the dividend is paid or deemed to be paid. In addition, under the Canada United States Income Tax Convention (1980) as amended (the “Canada-U.S. Treaty”), dividends may be exempt from Canadian withholding tax if paid to certain U.S. Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations and qualifying trusts, companies, organizations or other arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in the U.S. and that have complied with specific administrative procedures.

Disposition of Common Shares

A Non-Canadian Holder will not be subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of common shares unless the common shares are “taxable Canadian property” (as defined in the Tax Act) to the Non-Canadian Holder, and the gain is not otherwise exempt from tax in Canada pursuant to the terms of an applicable tax treaty. Provided the common shares are listed on a designated stock exchange (which currently includes the Toronto Stock Exchange (“TSX”) ) at the time of disposition, the common shares generally will not constitute taxable Canadian property to a Non- Canadian Holder unless at any time during the 60 months immediately preceding the disposition, (i) (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or persons referred to in (b) hold a membership interest directly or indirectly through one or more partnerships, individually or collectively owned at least 25% of the issued shares of any class or series of our capital stock and (ii) more than 50% of the fair market value of the common stock of the Company was derived directly or indirectly from one or any combination of real or immoveable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, interest or right in such property, whether or not such property exists. For a U.S. Holder, even if the common shares are taxable Canadian property, no Canadian taxes will generally be payable on a capital gain realized on the disposition of the common shares unless the value of the common shares is derived principally from real property situated in Canada.

In the event the common shares are (or are deemed to be) taxable Canadian property to a Non-Canadian Holder and a capital gain realized on the disposition of such common shares is not exempt from tax under the Tax Act by virtue of the terms of an applicable tax treaty, such Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Certain Canadian Federal Income Tax Considerations for Canadian Holders—Disposition of Common Shares”. A Non-Canadian Holder whose common shares are taxable Canadian property may be required to file a Canadian income tax return reporting the disposition of such common shares. Non-Canadian Holders whose common shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

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Eligibility for Investment

Based on the current provisions of the Tax Act and the regulations (the “Regulations”) thereunder, provided that the Company’s common stock is listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the Toronto Stock Exchange ), on the closing date, common stock acquired under this prospectus will be on that date a “qualified investment” under the Tax Act and the Regulations for a trust governed by a “registered retirement savings plan” (“RRSP”), a “registered retirement income fund” (“RRIF”), a “tax-free savings account” (“TFSA”), a “registered education savings plan”, a “deferred profit sharing plan” or a “registered disability savings plan” (as those terms are defined in the Tax Act).

Notwithstanding that a common share may be a qualified investment for a TFSA, RRSP or RRIF (a “Registered Plan”), if the common share is a “prohibited investment” within the meaning of the Tax Act for a Registered Plan, the holder or annuitant of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. A common share will generally not be a “prohibited investment” for a Registered Plan if the holder or annuitant, as the case may be, (i) deals at arm’s length with the company for the purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in the Tax Act) in the company. In addition, a common share will not be a “prohibited investment” if the common share is “excluded property” as defined in the Tax Act for a Registered Plan.

Purchasers of the common shares should consult their own tax advisers with respect to whether common shares would be prohibited investments having regard to their particular circumstances.

Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of our common shares. Except where noted, this summary deals only with common stock that is held as a capital asset by a U.S. Holder.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of our common shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. In addition, taxes other than federal income taxes, such as foreign (in addition to Canadian as discussed above in “Certain Canadian Federal Income Tax Consequences”), state and local taxes, and federal estate and gift taxes, may affect U.S. Holder’s acquisition, ownership and disposition of our common shares.

This summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult, and must rely upon, its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares with specific reference to its own tax situation.

SCOPE OF THIS SUMMARY

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations (“Regulations”) (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, the Treaty and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis. The authorities on which this summary is based are subject to various interpretations. No rulings have been or will be sought from the IRS with respect to the transactions described herein. Accordingly, there can be no assurance that the IRS will not challenge the views expressed herein or that a court will not sustain such a challenge.

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For purposes of this summary, a “U.S. Holder” is a beneficial owner of our common shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares by non-U.S. Holders. Accordingly, a non-U.S. Holder should consult, and must rely upon, its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership, and disposition of our common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary is general and does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to:

●	Tax consequences to holders of common shares that are tax-exempt organizations, or qualified retirement plans, individual retirement accounts or other tax-deferred accounts;

●	Tax consequences to holders of common shares that are dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method, financial institutions, insurance companies, real estate investment trusts, or regulated investment companies;

●	Tax consequences to holders of common shares that have a “functional currency” other than the U.S. dollar;

●	Tax consequences to holders of common shares that are liable for the alternative minimum tax under the Code;

●	Tax consequences to persons holding the common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

●	Holders that acquired our common shares in connection with the exercise of employee stock options or otherwise as compensation for services;

●	Tax consequences to holders of common shares that are held other than as a capital asset within the meaning of Section 1221 of the Code; or

●	Holders of common shares that own (directly, indirectly, or constructively) 10 percent or more of the total combined voting power of all classes of our shares entitled to vote.

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U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult, and must rely upon, their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult, and must rely upon, their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of our common shares. Each U.S. Holder should consult, and must rely upon, its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of our common shares. (See, however, “Certain Canadian Federal Income Tax Consequences).

If you are considering the purchase of the common shares, you should consult, and must rely upon, your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of the common shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

Subject to the “passive foreign investment company”, or PFIC, rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to our common shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits.” To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and, (b) thereafter, as gain from the sale or exchange of such common shares. (See “Disposition of common shares” below). Dividends received on the common shares generally will not be eligible for the “dividends received deduction”.

Reduced Tax Rates for Certain Dividends

A dividend paid by us generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on common shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

We generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a QFC) if (a) we were incorporated in a possession of the U.S., (b) we are eligible for the benefits of the Treaty, or (c) the common shares are readily tradable on an established securities market in the U.S. However, even if we satisfy one or more of such requirements, we will not be treated as a QFC if we are a PFIC for the taxable year during which we pay a dividend or for the preceding taxable year.

As discussed herein, we believe that we were a PFIC for previous taxable years, expect that we will be a PFIC for the current taxable year and may be a PFIC in subsequent taxable years. (See “Passive Foreign Investment Company” below). Accordingly, we do not expect to be a QFC for the current taxable year and may not be a QFC in subsequent taxable years.

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Distributions Paid in Foreign Currency

The amount of a distribution received on the common shares in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of our common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the common shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the common shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Deduction or Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on our common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “general income,” and certain other categories of income). Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of common shares and foreign currency gains generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules.

Dividends received on the common shares generally will be treated as “foreign source” and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “general income” for purposes of applying the foreign tax credit rules. The foreign tax credit rules are complex, and each U.S. Holder should consult, and must rely upon, its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Generally, information reporting requirements will apply to all payments made within the United States or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of our common shares, unless you are an exempt recipient, such as a corporation. Additionally, if you fail to provide your taxpayer identification number, or in the case of dividend payments, fail either to report in full dividend income or to make certain certifications, you may be subject to backup withholding at the rate of 28 percent.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS. Each U.S. Holder should consult with and rely upon its own tax advisor regarding the information reporting and backup withholding tax rules.

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Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare Tax”) on the lesser of (a) the U.S. Holder’s “net investment income” in the case of individuals, and the “undistributed net investment income” in the case of estates and trusts, for the relevant taxable year, and (b) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its income from dividends, interest, rents, royalties and annuities and its net gains from the disposition of the common stock, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). See the discussion below under “Passive Foreign Investment Company” regarding application of Medicare Tax to PFICs. If you are a U.S. Holder that is an individual, estate or trust, you should consult with, and must rely upon, your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our common stock.

Foreign Asset Reporting

Certain U.S. Holders who are individuals (and under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult with, and must rely upon, their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

Passive Foreign Investment Company

We generally will be a PFIC under Section 1297(a) of the Code if, for a taxable year, (a) 75 percent or more of our gross income for such taxable year is passive income, or (b) on average, 50 percent or more of the assets held by us either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if we are not publicly traded and make an election). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, excess of foreign currency gains over foreign currency losses and certain gains from commodities transactions.

For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25 percent or more of the total value of the outstanding shares of another foreign corporation, we will be treated as if we (a) held a proportionate share of the assets of such other foreign corporation, and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income. Finally, if a foreign corporation that subject to the accumulated earnings tax and would otherwise be a PFIC owns 25% of more of the stock, by value, of a U.S. corporation, in determining whether such a foreign corporation is a PFIC, the stock of the U.S. subsidiary is not treated as a passive asset, and any income received with respect to that stock is not treated as passive income.

Because we are a clinical-stage biopharmaceutical company which has not yet recognized significant operating income and our gross income consists mostly of interest, we have been a PFIC for previous taxable years. We may also be a PFIC in the current taxable year as well as future taxable years until we generate significant operating income. A U.S. Holder can avoid the adverse U.S. federal income tax consequences of holding shares in a PFIC by making a QEF Election (see “QEF Election”, below). Under a QEF Election, generally, an electing U.S. Holder will be required each taxable year in which we are a PFIC to recognize, as ordinary income, a pro rata share of our earnings, and to recognize, as capital gain, a pro rata share of our net capital gain. Accordingly, because we expect that we only will be a PFIC in taxable years in which we do not generate any net income, an electing U.S. Holder would not have any income inclusions as a result of the QEF Election. Furthermore, in any taxable year in which we generate significant operating income, we may cease to be a PFIC and the QEF Election will not be applicable.

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The determination of whether we were, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations. In addition, whether we will be a PFIC for the current taxable year and each subsequent taxable year depends on our assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this prospectus. Accordingly, there can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status or that we were not, or will not be, a PFIC for any taxable year.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of common shares will depend on whether such U.S. Holder makes an election to treat us as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a QEF Election) or a mark-to-market election under Section 1296 of the Code (a Mark-to-Market Election). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of common shares, and (b) any excess distribution received on the common shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current taxable year) exceeds 125 percent of the average of actual distributions received during the three preceding taxable years (or during a U.S. Holder’s holding period for the common shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of our common shares, and any excess distribution received on our common shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for such common shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the common shares (other than years prior to our first taxable year beginning after December 31, 1986 for which we were not a PFIC) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder’s holding period for the common shares will be treated as ordinary income in the current year, and no interest charge will be incurred with respect to the resulting tax liability for the current year. In addition, dividend distributions made to a U.S. Holder will not qualify for preferential rates of taxation, as discussed above under “Reduced Tax Rates for Certain Dividends.”

If we are a PFIC for any taxable year during which a Non-Electing U.S. Holder holds our common shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent taxable years (“Once a PFIC, Always a PFIC Rule”). A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such common shares were sold for their fair market value on the last day of the last taxable year for which we were a PFIC (“Deemed Sale Election”). If we continue to be a PFIC following a Deemed Sale Election, in order to make the Deemed Sale Election, the Non-Electing Shareholder must also make a QEF Election (discussed below).

Finally, if we are a PFIC and own shares of another foreign corporation that also is a PFIC, under certain indirect ownership rules, a disposition by us of the shares of such other foreign corporation or a distribution received by us from such other foreign corporation generally will be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, subject to the rules of Section 1291 of the Code discussed above. To the extent that gain recognized on the actual disposition by a U.S. Holder of our common shares or income recognized by a U.S. Holder on an actual distribution received on our common shares was previously subject to U.S. federal income tax under these indirect ownership rules, such amount generally should not be subject to U.S. federal income tax.

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QEF Election

A U.S. Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code as discussed above. A U.S. Holder that makes a timely QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of our common shares. Furthermore, for each taxable year in which we are a PFIC, an electing U.S. Holder will recognize, for U.S. federal income tax purposes, such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Accordingly, an electing U.S. Holder would not have any income inclusions as a result of the QEF Election so long as we do not generate any net income. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will include such U.S. Holder’s pro rata share of our net capital gain and ordinary earnings for each taxable year in which we are a PFIC, even though such amounts may not be distributed to such U.S. Holder by us. A U.S. Holder that makes a QEF Election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely QEF Election generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election, and (b) will adjust such U.S. Holder’s tax basis in our common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. A QEF Election generally will be “timely” if it is made for the first year in a U.S. Holder’s holding period for our common shares in which we are a PFIC. In this case, a U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents with such U.S. Holder’s U.S. federal income tax return for such first year.

If we were a PFIC in a prior year in a U.S. Holder’s holding period for the common shares and we continue to be a PFIC, then in order to purge the taint of the Once a PFIC, Always a PFIC Rule, such U.S. Holder must make a QEF Election and a Deemed Sale Election (discussed above). A Deemed Sale Election in this circumstance will require the U.S. Holder to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if the common shares were sold on the qualification date for an amount equal to the fair market value of the common shares on the qualification date. The “qualification date” is the first day of the first taxable year in which we were a QEF with respect to such U.S. Holder. Technically, a QEF Election can be made for any taxable year, regardless of the prior PFIC status of a foreign corporation. However, if the QEF Election is not made for first year of the U.S. Holder’s holding period, and no Deemed Sale Election is made, both the QEF rules and the excess distribution rules of Section 1291 (discussed above) apply simultaneously because the PFIC taint remains. Thus, if we cease to be a PFC, QEF inclusions continue to be required, earnings from post-PFIC years continue to be tainted, distributions during post-PFIC years are subject to the excess distribution rules (to the extent not previously taxed under the QEF rules), and gain on disposition is treated as an excess distribution. Finally, under very limited circumstances, a U.S. Holder may make a retroactive QEF Election if such U.S. Holder failed to file the QEF Election documents in a timely manner.

A QEF Election will apply to the taxable year for which such QEF Election is made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent taxable year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which we qualify as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder’s direct and indirect interest in our common shares. Accordingly, if such U.S. Holder reacquires an interest in our common stock, such U.S. Holder will be subject to the QEF rules described above for each taxable year in which we were a PFIC.

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In the event we are a PFIC, we will satisfy record keeping requirements that apply to a QEF and supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if our common shares are marketable stock. Our common shares generally will be “marketable stock” if the common shares are regularly traded on a qualified exchange or other market. For this purpose, a “qualified exchange or other market” includes (a) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to and perfect the mechanism of a free, open, fair, and orderly market, and protect investors (and the laws of the country in which the foreign exchange is located and the rules of the foreign exchange ensure that such requirements are actually enforced), and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If the common shares are traded on such a qualified exchange or other market, the common shares generally will be “regularly traded” for any calendar year during which the common shares are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless our common shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult, and must rely upon, its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder’s holding period for the common shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, our common shares. A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such common shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the common shares over (ii) the fair market value of such common shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

A U.S. Holder that makes a Mark-to-Market Election generally will adjust such U.S. Holder’s tax basis in the common shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of our common shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

U.S. Tax Return Filing Requirements

In addition, all U.S. Holders (including certain deemed U.S. Holders) may be required to file annual tax returns (including IRS Form 8621) containing such information as the U.S. Treasury may require. For example, if a U.S. Holder owns ordinary shares during any year in which we are classified as a PFIC and the U.S. Holder recognizes gain on a disposition of our ordinary shares or receives distributions with respect to our ordinary shares, the U.S. Holder generally will be required to file an IRS Form 8621 with respect to the Company, generally with the U.S. Holder’s federal income tax return for that year. The failure to file this form when required could result in substantial penalties.

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Medicare Tax

Regulations issued under Section 1411 of the Code address the application of the Medicare Tax in the PFIC context. An inclusion from a PFIC as to which a QEF Election is in effect will not be taken into account as net investment income for purposes of the Medicare Tax. Instead, actual distributions out of previously taxed income will be treated as net investment income and taxable to U.S. Holders for purposes of the Medicare Tax, even though such distributions are excluded from gross income for regular income tax purposes. A U.S. Holder that is an individual, a trust, or an estate can elect to reflect the same inclusions in net investment income for Medicare Tax purposes as the inclusions taken into account for income tax purposes. The election is generally irrevocable. To the extent that an excess distribution under Section 1291 of the Code is allocated to prior years in a U.S. Holder’s holding period during which we are a PFIC, the applicability of the Medicare Tax to such distributions is unclear. Each U.S. Holder should consult, and must rely upon, its own tax advisor regarding the application of the Medicare Tax in the PFIC context.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

F.	Dividends and Paying Agents

We have not paid any dividends on our outstanding common shares to date. Holders of our common shares will be entitled to receive dividends, if, as and when declared by our Board out of profits, capital or otherwise. There are no restrictions that could prevent us from paying dividends on our common shares except that we may not pay dividends if that payment would render us insolvent.

G.	Statement by Experts

Included with the Registration Statement is the consent by Dale Matheson Carr-Hilton Labonte LLP, 1500 - 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1. They audited our financial statements for the years ended December 31, 2018, 2019 and 2020.

H.	Documents on Display

Upon the effectiveness of this Registration Statement, we will be subject to the informational requirements of the Exchange Act. You may read and copy any of our reports and other information we file with the SEC and obtain copies upon payment of any prescribed fees from the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, the SEC maintains a website that contains reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

I.	Subsidiary Information

Not applicable.

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ITEM 11.	QUANTITATIVE INFORMATION ABOUT MARKET RISK

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate risk, foreign currency risk, and commodity price risk). The Company thoroughly examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is not exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Company. The Company generates cash flows primarily from its financing activities.

The Company manages its liquidity needs by carefully monitoring scheduled costs. Liquidity is measured in various time bands, on day to day and week-to-week basis, as well as on long term liquidity needs over 180-day to 360-day look out periods. Funding for long term liquidity needs is based on the ability of the Company to successfully complete private placements. At September 30, 2021, the Company had working capital of $5,364,279.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(b) Price risk

The Company is not exposed to significant price risk as it does not possess investments in publicly traded securities.

(c) Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument denominated in a foreign currency will fluctuate because of changes in foreign exchange rates. Effective Most of the Company’s sales are made in Israel and are paid for in Israeli Shekels. However, its reporting currency is the Canadian Dollar. As a result, the Company is exposed to fluctuations in the Canadian Dollar-Israeli Shekel exchange rate.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

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PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16.	[RESERVED]

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.	CODE OF ETHICS

Not applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

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PART III

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this registration statement beginning on page F-1.

ITEM 19	EXHIBITS

The following exhibits are included in the Registration Statement on Form 20-F:

1.1	Notice of Articles of the Company.

1.2	Articles of the Company

1.3	Certificate of Amalgamation

4.1	Business Combination Agreement

4.2	First Amendment to Business Combination Agreement

4.3	Second Amendment to Business Combination Agreement

4.4	Consulting Agreement dated June 29, 2021, by and between the Company and Yiftah Ben Yaackov

4.5	Private Placement Subscription Agreement dated September 3, 2021, between the Company and Agroinvestment S.A.

4.6	Escrow Agreement dated September 3, 2021, among the Company, Latin Advisors Ltd. and Agroinvestment S.A.

8.1	List of subsidiaries of BYND Cannasoft Enterprises Inc.

15.1	Consent of Dale Matheson Carr-Hilton Labonte LLP.

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SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BYND CANNASOFT ENTERPRISES INC.

By:	/s/ Yftah Ben Yaackov
Name:	Yftah Ben Yaackov
Title:	Chief Executive Officer

Date: January 12, 2022

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Index to Financial Statements

Auditor’s Report & Audited Financial Statements of BYND – Beyond Solutions Ltd. for the fiscal years ended December 31, 2020, 2019 and 2018

and

Unaudited Financial Statements of BYND Cannasoft Enterprises Inc. for the nine-month period ended September 30, 2021

See attached.

BYND – BEYOND SOLUTIONS LTD.

AMENDED AND RESTATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2020, 2019 and 2018

(EXPRESSED IN CANADIAN DOLLARS)

F-1

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of BYND - Beyond Solutions Ltd.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of BYND - Beyond Solutions Ltd. (the “Company”) as of December 31, 2020, 2019 and 2018, the related statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity (deficiency) and cash flows, for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2020, 2019 and 2018, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the financial statements, the December 31, 2020, 2019 and 2018 financial statements have been restated to correct certain misstatements.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred losses that has primarily been funded through financing activities and has stated that substantial doubt exists about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2020

Vancouver, Canada

January 12, 2022

F-2

BYND - Beyond Solutions Ltd.

Amended and Restated Statements of Financial Position

(Expressed in Canadian Dollars)

		December 31, 2020	December 31, 2019	December 31, 2018
As at	Notes	(Restated)	(Restated)	(Restated)

Assets
Cash	12	$563,015	$300,897	$258,204
Amounts receivable	4	238,557	271,211	296,529
Marketable securities	5	-	8,638	62,960
Prepaid expenses		2,349	22,913	13,333
Total Current Assets		803,921	603,659	631,026
Right-of-use assets	6	16,728	87,891	114,277
Property and equipment	7	90,236	20,447	30,432
Total Assets		$910,885	$711,997	$775,735

Liabilities and Shareholders’ Equity (Deficiency)
Trade payables and accrued liabilities	8	$605,139	$261,919	$199,213
Convertible debt	10	-	80,659	-
Derivative liability	10	-	152,660	-
Promissory Note	10	155,548	-	-
Deferred revenue	16	107,865	69,680	60,489
Lease liabilities – current portion	11	18,195	61,154	23,786
Long term loan – current portion	12	11,721	-	-
Total Current Liabilities		898,468	626,072	283,488
Lease liabilities	11	-	17,280	86,538
Long term loan	12	186,684	-	-
Liabilities for employee benefits	13	82,867	77,543	61,697
Total Liabilities		$1,168,019	$720,895	$431,723

Shareholders’ Equity (Deficiency)
Share capital	14	$289	$289	$289
Translation differences reserve		12,982	11,850	1,835
Capital reserve for re-measurement of defined benefit plan	13	3,221	(5,675)	(226)
Retained earnings (deficit)		(273,626)	(15,362)	342,114
Total Shareholders’ equity (deficiency)		$(257,134)	$(8,898)	$344,012
Total Liabilities and Shareholders’ Equity (Deficiency)		$910,885	$711,997	$775,735

Nature of operations and going concern (Note 1)

Subsequent events (Note 1)

These financial statements were approved for issue by the Board of Directors on January 12, 2022 and signed on its behalf by:

“Maram Marcel”	“Tal Avner”
Director	Director

The accompanying notes are an integral part of these financial statements.

F-3

BYND - Beyond Solutions Ltd.

Amended and Restated Statements of Income (Loss) and Comprehensive Income (Loss)

For the Years Ended on December 31, 2020, 2019 and 2018

(Expressed in Canadian Dollars)

For the year ended December 31	Notes	2020 (Restated)	2019 (Restated)	2018 (Restated)

Revenue	16	$1,341,993	$1,601,213	$1,564,400
Cost of revenue	7, 17	(746,369)	(1,221,378)	(1,122,144)
Gross profit		595,624	379,835	442,256
Consulting and marketing		10,075	19,978	2,125
Depreciation	6, 7	39,832	41,777	53,557
General and administrative expenses		221,337	268,097	268,175
Professional fees		417,330	168,292	14,443
		(688,574)	(498,144)	(338,300)

Income (loss) before other income (loss)		(92,950)	(118,309)	103,956
Other income (loss)
Loss from sale of property and equipment	7	-	-	(5,992)
Gain (loss) from sale of marketable securities	5	(2,384)	(55,484)	91,374
Finance expenses, net		(12,174)	(20,578)	(7,598)
Accretion of convertible debt	10	(36,166)	(23,261)	-
Foreign exchange gain		10,989	-	-
Gain from conversion of debt to note	10	116,473	-	-
Change in fair value of derivative liability	10	14,898	(78,538)	-
		91,636	(177,861)	77,784

Income (loss) before tax		(1,314)	(296,170)	181,740
Tax expense	18	(18,864)	(34,926)	(128,874)
Income (loss) for the year		(20,178)	(331,096)	52,866

Other comprehensive income (loss)
Items that will not be reclassified to profit of loss
Exchange differences on translation		1,132	10,015	96,596
Remeasurement of a defined benefit plan, net		8,896	(5,449)	(226)
Other comprehensive income for the year		10,028	4,566	96,370
Total comprehensive income (loss)		(10,150)	(326,530)	149,236

Income (loss) per share – basic and diluted		(25.22)	(413.87)	66.08
Weighted average number of common shares outstanding – basic and diluted		800	800	800

The accompanying notes are an integral part of these financial statements.

F-4

BYND - Beyond Solutions Ltd.

Amended and Restated Statements of Shareholders’ Equity (Deficiency)

For the Years Ended on December 31, 2020, 2019 and 2018

(Expressed in Canadian Dollars)

	Share Capital		Translation	Capital reserve for	Retained	Total Shareholders’
	Number of shares	Amount	differences reserve (Restated)	re-measurement of defined benefit plan	earnings (deficiency) (Restated)	Equity (Deficiency) (Restated)
		$	$	$	$	$
Balance at January 1, 2018	800	289	(94,761)	-	289,248	194,776
Income for the year	-	-	-	-	52,866	52,866
Other comprehensive income for the year	-	-	96,596	(226)	-	96,370
Balance at December 31, 2018	800	289	1,835	(226)	342,114	344,012

Loss for the year	-	-	-	-	(331,096)	(331,096)
Other comprehensive income for the year	-	-	10,015	(5,449)	-	4,566
Dividend	-	-	-	-	(26,380)	(26,380)
Balance at December 31, 2019	800	289	11,850	(5,675)	(15,362)	(8,898)

Loss for the year	-	-	-	-	(20,178)	(20,178)
Other comprehensive income for the year	-	-	1,132	8,896	-	10,028
Dividend	-	-	-	-	(238,086)	(238,086)
Balance at December 31, 2020	800	289	12,982	3,221	(273,626)	(257,134)

The accompanying notes are an integral part of these financial statements.

F-5

BYND - Beyond Solutions Ltd.

Amended and Restated Statements of Cash Flows

For the Years Ended on December 31, 2020, 2019 and 2018

(Expressed in Canadian Dollars)

For the year ended December 31	2020 (Restated)	2019 (Restated)	2018 (Restated)
Operating activities:
Income (loss) for the year	$(20,178)	$(331,096)	$52,866
Non-working capital adjustments:
Depreciation	47,072	44,698	56,815
Finance expense	12,174	27,298	364
Accretion on convertible debt	36,166	23,261	-
Change in fair value of derivative liability	(14,898)	78,538	-
Gain from conversion of debt to note	(116,473)	-	(5,992)
Loss (gain) from sale of marketable securities	2,384	55,484	(91,374)
Foreign exchange (gain) loss	(9,127)	(15,092)	75,629
Working capital adjustments:
Change in amounts receivable	32,654	(1,062)	(75,959)
Change in trade payables and accrued liabilities	343,220	37,672	(17,530)
Change in prepaid expenses	20,564	(9,580)	38,238
Change in deferred revenue	38,185	9,191	-
Change in benefits to employees	10,093	7,946	6,512
Net cash provided by (used in) operating activities	381,836	(72,742)	39,569
Investing activities:
Purchase of property and equipment	(38,120)	(5,287)	(4,906)
Proceeds from sale of property and equipment	-	-	3,737
Proceeds from sale of marketable securities	6,254	17,692	206,635
Net cash provided by (used in) investing activities	(31,866)	12,405	205,466
Financing activities:
Issuance of convertible debt	-	131,329	-
Proceeds from long term loan	195,305	-	-
Repayment of lease obligation	(65,337)	(38,265)	(25,578)
Dividend payments	(238,086)	-	(7,697)
Net cash provided by (used in) financing activities	(108,118)	93,064	(33,275)
Net Increase in cash	241,852	32,727	211,760
Effect of foreign exchange rate changes on cash	20,266	9,966	2,043
Cash at beginning of year	300,897	258,204	44,401
Cash at end of year	$563,015	$300,897	$258,204

The accompanying notes are an integral part of these financial statements.

F-6

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

Operations

BYND - Beyond Solutions Ltd. (the “Company”) is an Israeli company which was incorporated in Israel and commenced operations during 2000. The Company’s registered address and principal place of business is at 7000 Akko Road, Kiryat Motzkin. The Company is a software house which develops enterprise software tools that enable manufacturing and service companies to optimize their workforce management, customer service and asset management.

On December 16, 2019, the Company entered into a Business Combination Agreement (“BCA”) with 1232986 B.C. Ltd. (“NumberCo”), Lincoln Acquisitions Corp. (“Lincoln”) and the shareholders of the Company. Pursuant to the terms of the BCA: (i) Lincoln and NumberCo would amalgamate to form a new company to be named “BYND Cannasoft Enterprises Inc.” (“BYND Cannasoft”) (the “Amalgamation Transaction”), and (ii) BYND Cannasoft would acquire all of the issued and outstanding shares of the Company from its shareholders in exchange for a pro rated number of shares of BYND Cannasoft (the “Share Exchange Transaction” together with the Amalgamation Transaction, the “Business Combination Transactions”). The Business Combination Transactions were completed on March 29, 2021.

On October 1, 2020, the Company executed a share purchase agreement with the shareholders of B.Y.B.Y. Investments and Promotions Ltd. (“Cannasoft”), a corporation incorporated under the laws of the State of Israel. Pursuant to the agreement, the Company would acquire 74% ownership interest in Cannasoft from its shareholders, in exchange for 54.58% ownership interest in the Company (“Cannasoft Acquisition”). Cannasoft, through its owner owns the primary license for growing medical cannabis granted by the Israeli Ministry of Health and has begun the process of obtaining the necessary permits and approvals to construct a 3.7 acre cannabis farm in southern Israel, to grow and harvest medical cannabis. The Cannasoft Acquisition transaction was held in escrow and was completed on March 29, 2021.

Going concern

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. To date, the Company has incurred losses and may incur further losses in the development of its business. During the year ended December 31, 2020, the Company incurred a net loss of $20,178 and had an accumulated deficit of $273,626 as at December 31, 2020. The Company’s ability to continue its operations and to realize assets at their carrying values is dependent upon its ability to raise financing and generate profits and positive cash flows from operations in order to cover its operating costs. From time to time, the Company generates working capital to fund its operations by raising additional capital through debt financing. However, there is no assurance it will be able to continue to do so in the future. These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

F-7

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN (continued)

Covid-19

On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (Covid-19) a “Public Health Emergency of International Concern.” On March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic”. The significant outbreak of Covid-19 has resulted in a widespread health crisis that is adversely affecting the economies and financial markets worldwide, including the businesses which we operate. Furthermore, restrictions on travel and the limited ability to have meetings with personnel, vendors and services providers are expected to have an adverse effect on the Company’s businesses. The extent to which Covid-19 impacts the Company’s businesses will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of Covid-19 and the actions to contain Covid-19 or treat its impact, among others. If the disruptions posed by Covid-19 or other matters of global concern continue for an extensive period of time, the Company’s operations may be materially adversely affected.

The Covid-19 pandemic, including the recent Omicron variant, has also caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot predict whether conditions in the global financial markets will continue to deteriorate as a result of the pandemic, or that access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of any future financings the Company may wish to undertake.

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

a.	Basis of presentation

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These financial statements were authorized for issue by the Board of Directors on January 12, 2022.

b.	Functional and presentation currency

The financial statements are presented in Canadian dollars. The functional currency of the Company is the New Israeli Shekel (“NIS”). NIS represents the main economic environment in which the Company operates.

c.	Basis of Measurement

The financial statements were prepared based on the historical costs, except for financial instruments classified as fair value through profit and loss (“FVTPL”) and assets or liabilities for employee benefits, which are stated at their fair value, as explained in the accounting policies set out in Note 3. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

F-8

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (continued)

d.	Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

Useful lives of property and equipment

Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the equipment would increase the recorded expenses and decrease the non-current assets.

Convertible debentures

The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

F-9

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (continued)

d.	Significant estimates and assumptions (continued)

Other Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
●	the classification of financial instruments;
●	the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of amounts receivable; and
●	the determination of the functional currency of the company.

e.	Restatement of previously reported financial statements

The Company has identified certain errors due to timing difference in its recognition of revenue and costs of revenue for the years ended December 31, 2020, 2019 and 2018, as well as certain errors in its classification of cost of revenue, depreciation and general and administrative expenses for the years ended December 31, 2020, 2019 and 2018, which resulted in material misstatements in accounts as summarized in the following tables.

F-10

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (continued)

e.	Restatement of previously reported financial statements (continued)

The following table includes the effect of the adjustment from correction of such errors on the Company’s statements of financial position:

	Previously reported	Adjustments	Restated

As at December 31, 2020

Translation difference reserve	$(1,303)	$14,285	$12,982
Deficit	(259,341)	(14,285)	(273,626)

As at December 31, 2019

Amounts receivable	$64,908	$206,303	$271,211
Total assets	505,694	206,303	711,997
Trade payables and accrued liabilities	230,896	31,023	261,919
Total liabilities	689,872	31,023	720,895
Translation difference reserve	3,592	8,258	11,850
Deficit	(182,384)	167,022	(15,362)
Total shareholders’ equity	(184,178)	175,280	(8,898)

As at December 31, 2018

Amounts receivable	$88,801	$207,728	$296,529
Total assets	586,007	207,728	775,735
Translation difference reserve	767	1,068	1,835
Deficit	135,454	206,660	342,114
Total shareholders’ equity	136,284	207,728	344,012

F-11

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (continued)

e.	Restatement of previously reported financial statements (continued)

The following table includes the effect of the adjustment from correction of such errors on the Company’s statements of income (loss) and comprehensive (loss):

	Previously reported	Adjustments	Restated

For the year ended December 31, 2020

Revenue	$1,555,389	$(213,396)	$1,341,993
Cost of revenue	(749,200)	2,831	(746,369)
Depreciation	47,072	(2,921)	39,832
General and administrative expenses	243,355	(22,018)	221,337
Income (loss) for the year	161,129	(181,307)	(20,178)
Exchange differences on translation	(4,895)	6,027	1,132
Total comprehensive loss	165,130	(175,280)	(10,150)
Income (loss) per share – basic and diluted	201.41	(226.63)	(25.22)

For the year ended December 31, 2019

Revenue	$1,610,212	$(8,999)	$1,601,213
Cost of revenue	(1,161,116)	(60,362)	(1,221,378)
Depreciation	44,698	(2,921)	41,777
General and administrative expenses	294,799	(26,702)	268,097
Loss for the year	(291,458)	(39,638)	(331,096)
Exchange differences on translation	2,825	7,190	10,015
Total comprehensive loss	(294,082)	(32,448)	(326,530)
Loss per share – basic and diluted	(364.32)	(49.55)	(413.87)

For the year ended December 31, 2018

Revenue	$1,543,205	$21,195	$1,564,400
Cost of revenue	(1,265,018)	142,874	(1,122,144)
Depreciation	56,815	3,258	53,557
General and administrative expenses	122,043	146,132	268,175
Income for the year	31,671	21,195	52,866
Exchange differences on translation	95,528	1,068	96,596
Total comprehensive income	126,973	22,263	149,236
Income per share – basic and diluted	39.59	26.49	66.08

F-12

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (continued)

e.	Restatement of previously reported financial statements (continued)

The following table includes the effect of the adjustment from correction of such errors on the Company’s statements of cash flows:

	Previously reported	Adjustments	Restated

For the year ended December 31, 2020

Operating activities
Income (loss) for the year	$161,129	$(181,307)	$(20,178)
Remeasurement of defined benefit plan	8,896	(8,896)	-
Foreign exchange gain (loss)	(12,799)	3,672	(9,127)
Change in amounts receivable	(173,649)	206,303	32,654
Change in trade payables and accrued liabilities	374,243	(31,023)	343,220
Change in benefits to employees	5,324	4,769	10,093
Net cash provided by operating activities	388,318	(6,482)	381,836
Net increase in cash	248,334	33,518	281,852
Effect of foreign exchange rate changes on cash	13,784	6,482	20,266

For the year ended December 31, 2019

Operating activities
Income (loss) for the year	$(291,458)	$(39,638)	$(331,096)
Remeasurement of defined benefit plan	(5,449)	5,449	-
Foreign exchange gain (loss)	(24,270)	9,178	(15,092)
Change in amounts receivable	(2,487)	1,425	(1,062)
Change in trade payables and accrued liabilities	6,649	31,023	37,672
Change in benefits to employees	15,846	(7,900)	7,946
Net cash provided by operating activities	(72,279)	(463)	(72,742)
Net increase in cash	33,190	(463)	32,727
Effect of foreign exchange rate changes on cash	9,503	463	9,966

F-13

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 2 – BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (continued)

e.	Restatement of previously reported financial statements (continued)

	Previously reported	Adjustments	Restated

For the year ended December 31, 2018

Operating activities
Income for the year	$31,671	$21,195	$52,866
Remeasurement of defined benefit plan	(226)	226	-
Foreign exchange gain (loss)	74,384	1,245	75,629
Change in amounts receivable	(53,696)	(22,263)	(75,959)
Change in benefits to employees	7,056	(544)	6,512
Net cash provided by operating activities	39,710	(141)	39,569
Net increase in cash	211,901	(141)	211,760
Effect of foreign exchange rate changes on cash	1,902	141	2,043

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

a.	Foreign Currency Transactions

Transactions and balances:

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Nonmonetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income in to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

F-14

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

a.	Foreign Currency Transactions (continued)

Translation to presentation currency

The functional currency of the Company is the NIS dollar, which is different from its presentation currency Canadian dollar. The financial results and position of the Company are translated from NIS dollar to Canadian dollars the as follows:

●	assets and liabilities for each statement of financial position presented are translated at the exchange rate on the date of the statement of financial position;
●	income and expenses for each statement of comprehensive loss are translated at the average exchange rate in effect during the reporting period;

Exchange differences arising on translation to presentation currency are recognized in other comprehensive income (loss) and recorded in the Company’s foreign currency translation reserve in equity.

b.	Financial Instruments

The following is the Company’s accounting policy for financial instruments under IFRS 9:

(i)	Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The following table shows the classification under IFRS 9:

Financial assets / liabilities	Classification under IFRS 9
Cash	FVTPL
Amounts receivable	Amortized cost
Marketable securities	FVTPL
Trade payables and accrued liabilities	Amortized cost
Convertible debt	Amortized cost
Derivative liability	FVTPL
Promissory note	Amortized cost
Long term loan	Amortized cost

F-15

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Financial Instruments (continued)

(ii)	Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise.

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

(iii)	Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

(iv)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

F-16

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Financial Instruments (continued)

(iv)	Derecognition (continued)

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms are recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

c.	Property and equipment

Property and equipment are stated at cost less accumulated depreciation. The cost of repairs and maintenance costs is expensed as incurred.

Depreciation is calculated using the straight-line method to depreciate their cost to their residual value over their estimated useful lives. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from property and equipment and any gain or loss is reflected as a gain or loss from operations. The estimated useful lives are:

Description	Years
Computers and equipment	3
Vehicles	6
Furniture and equipment	6

The assets’ residual values, useful lives and depreciation method are reviewed and adjusted if needed at least once a year.

d.	Employee benefits

Short term benefits

Short term benefits to employees include salaries, medical and recreation benefits and contributions to the National Insurance Institute and are recognized as expenses upon the rendering of the services.

Post-employment benefits

The group’s post-employment benefits include severance pay obligation. The plans are usually funded by deposits transferred into pension funds and managers’ insurance plans and are classified as defined benefit plans.

F-17

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Employee benefits (continued)

According to the Severance Pay Law employees are entitled to receive severance pay when they are dismissed or when they retire. The liability for termination of employer-employee relations presented in the report of the financial position is the present value of the defined benefit obligation at the report of the financial position date, less the fair value of plan assets on the end of the reporting period out of which the obligation shall be directly paid, adjusted to any net limitation of the asset for defined benefit to asset ceiling. The defined benefit liability is calculated by actuarial methods using the projected unit credit method.

The current service cost and net interest on the net liability in respect of defined benefits are recognized in profit or loss. Re-measurements of the net liability in respect of defined benefits which are recognized in other comprehensive profit, include actuarial profits and losses and return on the assets of the plan (excluding amounts which were included in net interest). Re-measurements of the net liability in respect of defined benefits which were recognized in other comprehensive profit are not re-classified to profit or loss in a subsequent period.

e.	Revenue recognition

The Company’s revenue is primarily derived from service rendered for software development, cloud hosting, customer training and customer service support, and software sales from the licensing and sales of its customer relationship management (“CRM”) software. The Company recognizes revenue in accordance with IFRS 15 Revenue from Contracts with Customers.

The Company recognizes revenue when control over the promised product or services is transferred to the customer. Revenue is measured at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

The Company accounts for contracts with customers when it has approval and commitment for both parties, each party’s right have been identified, payment terms are defined, the contract has commercial substance and collection is probable. For contracts that involve multiple performance obligations, the Company allocates the transaction price to each performance obligation in the contract based on the relative standalone selling prices and recognize revenue when, or as, performance obligations in the contacts are satisfied.

Software development

The Company provide software customization and development service to its customers. Revenue is generally recognized over time by measuring the progress towards complete satisfaction of the performance obligation in a manner reflecting the Company’s performance in passing control in the products and services promised to the customer.

Software license

The Company provides the right to access its CRM software through licensing and sales of its CRM software. Revenue from software license are recognized at the point of time when the right to access the software is provided and the control of the license is transferred to the customer.

F-18

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

e.	Revenue recognition (continued)

Software support

The Company provide ongoing software support to its customers who purchase and use its CRM software. Revenue from software support services is recognized over time as the support service is rendered.

Cloud hosting

The Company host the customer’s software and applications on its cloud platform. Revenue from cloud hosting is recognised over time when the hosting service is provided.

Other services

The Company provides cloud backup, customer training and other consulting services which are distinct from other services and products offered. Revenue from other services is recognized as services are provided.

Revenue is presented net of taxes collected from customers and remitted to government authorities. The difference between contractual payments received and revenue recognized is recorded as deferred revenue when receipts exceed revenue.

f.	Cost of revenue

Cost of revenue and services include the expenses incurred to develop software and provide technical support to customers, which include payroll for all employees, compensation to subcontractors that are directly involved in the development and providing technical support, cost of purchasing any third party components that are integrated with the Company’s software and then delivered to the customers, and other indirect costs such as depreciation of computer and equipment that are used in providing goods and service to customers. Third party component may include third party software, platform or hardware.

g.	Leases

The Company treats a contract as a lease when according to its terms it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

At inception of a contract, the Company assesses whether a contract is or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company determines whether the contract involves the use of an identified asset, whether the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement exists, and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

F-19

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

g.	Leases (continued)

As is permitted under IFRS 16, the Company may elect to expense its short-term leases (term of 12 months or less) and leases of low-value assets, on a straight-line basis over the lease term. The Company has not applied such exemption during the year ended December 31, 2020.

As lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease or if that rate cannot be readily determined, the incremental borrowing rate.

Lease payments included in the measurement of the lease liability are comprised of:

●	Fixed payments, including in-substance fixed payments, less any lease incentives receivable;
●	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●	amounts expected to be payable under a residual value guarantee;
●	exercise prices of purchase options if the Company is reasonably certain to exercise the option; and
●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is measured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit or loss.

F-20

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (continued)

h.	Deferred taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax:

Deferred tax is recognized on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that future taxable income will be available to allow all or part of the temporary differences to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted and are expected to apply by the end of the reporting period. Deferred tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

i.	Basic and diluted income (loss) per share

The Company presents basic income (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. The diluted income (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all options, warrants and similar instruments outstanding that may add to the total number of common shares. During the year ended December 31, 2020, 2019 and 2018, the Company does not have any dilutive instrument outstanding. In addition, because the Company incurred net losses, the effect of dilutive instruments would be anti-dilutive and therefore diluted loss per share equals basic loss per share.

F-21

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 4 – AMOUNTS RECEIVABLE (Restated)

	December 31, 2020	December 31, 2019 (Restated)	December 31, 2018 (Restated)
Trade receivables	$136,430	$206,303	$207,728
Income tax advances	102,127	64,908	57,237
Due from shareholders	-	-	31,564
	$238,557	$271,211	$296,529

Information on the Company’s exposure to credit risk and market risk, as well as impairment losses on trade receivables and other amounts receivable, is provided in Note 15.

NOTE 5 – MARKETABLE SECURITIES

As at December 31, 2019, the Company’s marketable securities comprise of investment in common shares of My Syze Inc. (“MYSZ”), a listed company on NASDAQ under the symbol MYSZ. The Company designates its investment in common shares as fair value through profit or loss (“FVTPL”). The cost and fair values of the shares as at December 31, 2020, 2019 and 2018 are as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Cost	$-	$16,199	$34,030
Fair value	$-	$8,638	$62,960

During the year ended December 31, 2018, the Company sold 136,217 shares for proceeds of $206,635 and recognized a gain of $97,374 on sale of marketable securities. The Company held 60,000 MYSZ shares as at December 31, 2018.

During the year ended December 31, 2019, the Company sold 30,000 MYSZ shares for proceeds of $17,692 and recognized a loss of $55,484 on sale of marketable securities. On November 19, 2019, MYSZ shares completed a 1:15 reverse split which converted the 30,000 shares the Company held to 2,000 shares. As a result, the Company held 2,000 MYSZ shares as at December 31, 2019.

During the year ended December 31, 2020, the Company sold the 2,000 shares for proceeds of $6,254 and recognized a loss of $2,384 on sale of marketable securities.

F-22

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 6 – RIGHT OF USE ASSETS

The Company’s right-of-use asset relates to the lease of office space and vehicles. The Company recognized lease liabilities which were measured at the present value of the remaining lease payments and discounted using the lessee’s incremental borrowing rate of 1.51% per annum.

	Offices	Vehicles	Total
Cost
Balance as of January 1, 2018	$-	$73,904	$73,904
Additions	60,755	-	60,755
Translation differences	525	352	877
Balance, December 31, 2018	61,280	74,256	135,536
Translation differences	2,268	2,748	5,016
Balance, December 31, 2019	63,548	77,004	140,552
Transfer to property and equipment	-	(81,080)	(81,080)
Translation differences	3,364	4,076	7,440
Balance, December 31, 2020	$66,912	$-	$66,912

Accumulated depreciation
Balance, January 1, 2018	$-	$924	$924
Depreciation	9,113	11,043	20,156
Translation differences	79	100	179
Balance, December 31, 2018	9,192	12,067	21,259
Depreciation	18,828	11,408	30,236
Translation differences	578	588	1,166
Balance, December 31, 2019	28,598	24,063	52,661
Transfer to property and equipment	-	(37,499)	(37,499)
Depreciation	19,720	11,947	31,667
Translation differences	1,866	1,489	3,355
Balance, December 31, 2020	$50,184	$-	$50,184

Net book value
At December 31, 2018	$52,088	$62,189	$114,277
At December 31, 2019	$34,950	$52,941	$87,891
At December 31, 2020	$16,728	$-	$16,728

During the year ended December 31, 2020, the Company bought out its vehicles previously under leases for $33,520.

F-23

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 7 – PROPERTY AND EQUIPMENT

	Computers & Equipment	Vehicles	Furniture & Equipment	Total

Costs
Balance, January 1, 2018	$13,972	$130,859	$28,556	$173,387
Additions	3,939	-	967	4,906
Disposal	-	(64,098)	-	(64,098)
Translation differences	102	69	144	315
Balance, December 31, 2018	18,013	66,830	29,667	114,510
Additions	5,287	-	-	5,287
Translation differences	689	2,260	1,003	3,952
Balance, December 31, 2019	23,989	69,090	30,670	123,749
Additions	2,919	33,306	1,895	38,120
Transfer from ROU assets	-	81,080	-	81,080
Translation differences	1,400	3,071	1,757	6,228
Balance, December 31, 2020	$28,308	$186,547	$34,322	$249,177

Accumulated depreciation
Balance as of January 1, 2018	$5,678	$85,624	$10,156	$101,458
Depreciation	8,098	17,408	11,153	36,659
Disposal	-	(54,369)	-	(54,369)
Translation differences	97	88	145	330
Balance as of December 31, 2018	13,873	48,751	21,454	84,078
Depreciation	2,904	10,208	1,350	14,462
Translation differences	513	2,503	1,746	4,762
Balance, December 31, 2019	17,290	61,462	24,550	103,302
Depreciation	3,620	10,306	1,479	15,405
Transfer from right-of-use assets	-	37,499	-	37,499
Translation differences	1,037	1,349	349	2,735
Balance, December 31, 2020	$21,947	$110,616	$26,378	$158,941

Net book value
At December 31, 2018	$4,140	$18,079	$8,213	$30,432
At December 31, 2019	$6,699	$7,628	$6,120	$20,447
At December 31, 2020	$6,361	$75,931	$7,944	$90,236

During the year ended December 31, 2020, depreciation of $3,620 (2019 - $2,904, 2018 - $3,258) related to computer and equipment is included in cost of revenue.

During the year ended December 31, 2018, the company sold a vehicle for proceeds of $3,603 (NIS $10,000) and recorded a loss on sale of $5,992.

F-24

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 8 – TRADE PAYABLES AND ACCRUED LIABILITIES (Restated)

	December 31, 2020	December 31, 2019 (Restated)	December 31, 2018
Trade payables	$346,457	$147,879	$100,830
VAT, income and dividend taxes payable	89,527	33,752	58,116
Convertible debt interest payable (Note 10)	-	9,434	-
Due to NumberCo	94,392	-	-
Due to shareholders	624	1,169	-
Salaries payable	74,139	69,685	40,267
	$605,139	$261,919	$199,213

NOTE 9 – RELATED PARTY TRANSACTIONS (Restated)

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel, not including normal employee compensation, made during the years ended December 31, 2020, 2019 and 2018 is set out below:

	December 31, 2020 (Restated)	December 31, 2019 (Restated)	December 31, 2018 (Restated)
Salary (cost of sales and services)	$74,080	$99,738	$84,439
Salary (general and administrative expenses)	178,606	192,968	168,628
	$252,686	$292,706	$253,067

As at December 31, 2020, $624 was owed to directors of the Company (2019 – owed to $1,169, 2018 – owed from $30,464). Amounts owing/due were recorded in accounts payable are non-interest bearing and unsecured.

During the year ended December 31, 2020, the Company paid $238,086 in dividends.

During the year ended December 31, 2019, the Company recorded $26,380 in dividend payable, of which $7,914 is accounted for in trade payables and accrued liabilities as dividend withholding tax payable and the remaining $18,466 was applied against the balance due from shareholders.

F-25

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 10 – CONVERTIBLE DEBT AND PROMISSORY NOTE

Convertible debt and promissory note

On April 22, 2019, the Company issued a convertible debenture of USD $100,000 at a rate of 10% per annum. The loan was originally due within 9 months, the Company extended the loan to December 31, 2020. Until the due date of the loan and only if the Company’s shares are registered for trade on the Toronto stock exchange, the lender shall have the right to convert the loan into a number of shares reflecting a 50% discount relative to the average share price during the 10 trading days preceding the conversion date, or a price per share reflecting a company valuation of USD $4,000,000.

On October 1, 2020, the Company entered into a debt assignment agreement with NumberCo, wherein NumberCo agreed to assume the Company’s obligations under the convertible debt in exchange for a promissory note. As a result, the Company recorded a gain of $116,473 related to the debt assignment.

As the consideration for the debt assignment, the Company issued a demand promissory note to NumberCo with the principal amount of $155,548 equal to the principal amount of the convertible debenture together with all unpaid interest owing to the creditor. The demand promissory note is unsecured and bears no interest.

A continuity of the convertible debentures for the years ended December 31, 2020 and 2019 is as follows:

	December 31, 2020	December 31, 2019
Balance, opening	$80,659	$-
Proceeds from issuance of convertible debt	-	131,329
Derivative liability	-	(70,289)
Accretion expense	36,166	23,261
Interest expense	10,276	-
Derecognition upon debt assignment	(129,245)	-
Translation difference	2,144	(3,642)
Balance, ending	$-	$80,659

F-26

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 10 – CONVERTIBLE DEBT AND PROMISSORY NOTE (continued)

Derivative liability

The convertible notes contain an embedded derivative representing the conversion feature, as due to triggering events in the debt that lead to a change in the conversion price, the conversion option does into meet the fixed-for-fixed test.

A continuity of derivative liability for the years ended December 31, 2020 and 2019 is as follows:

	December 31, 2020	December 31, 2019
Balance, opening	$152,660	$-
Derivative liability on convertible debt	-	70,289
Change in fair value	(14,898)	78,538
Derecognition upon debt assignment	(142,776)	-
Translation difference	5,014	3,833
Balance, ending	$-	$152,660

The fair values of the derivative liability were estimated using the Black-Scholes Option Pricing Model using the following assumptions.

●	The stock price was based upon the most recent share issuance price for shares issued;
●	The risk-free interest rate assumption is based on the Bank of Canada interest rates for a period consistent with the expected term of the option in effect at the time of the grant;
●	The Company paid nominal dividends during the year, however does not anticipate to pay dividends on its common stock in the foreseeable future. Therefore, the expected dividend rate was 0%;
●	The expected life of the derivative liability was estimated to be 1 year which is based on the estimated date that the Company anticipates for the Business Combination Transactions at issuance date (Note 1); and
●	The expected volatility was based off the average volatility of comparable companies over a period equivalent to the expected life of the derivative liability.

The fair values of the derivative liability as at the date of debt assignment on October 1, 2020 and December 31, 2019 was estimated using the Black-Scholes Option Pricing Model using the following inputs:

	October 1, 2020	December 31, 2019
Expected volatility	77%	77%
Expected life (years)	0.25	1 year
Dividends	0%	0%
Risk-free interest rate	1.71%	1.88%

F-27

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 11 – LEASE LIABILITIES

The Company has leases including leases of offices for 1-2 years and vehicles for 3 years. Some of the leases entered into by the Company include extension and/or cancelation options and adjustments due to linkage to the index on different dates.

	December 31, 2020	December 31, 2019	December 31, 2018
Balance, opening	$78,434	$110,324	$73,904
Additions	-	-	60,755
Lease payments	(65,337)	(38,265)	(25,578)
Interest	929	2,264	364
Translation difference	4,169	4,111	879
Balance, ending	$18,195	$78,434	$110,324

Which consists of:
Current lease liability	$18,195	$61,154	$23,786
Non-current lease liability	-	17,280	86,538
Balance, ending	$18,195	$78,434	$110,324

Minimum future lease payments under the leases as at December 31, 2020 for the next year and in the aggregate are:

Amount
December 31, 2021	$19,125

NOTE 12 – LONG TERM LOAN

During the year ended December 31, 2020, the Company secured a term loan with a principal amount of $195,305 (NIS 500,000) from an Israeli bank. The loan bears interest at the rate of 3.14% per annum and matures on September 18, 2025. The loan is subject to 48 monthly payments of $4,321 (NIS 11,063) commencing October 18, 2021. $9,765 (NIS 25,000) was deposited in the bank as security for the loan.

The activities of the long term loan during the year ended December 31, 2020 are as follows:

December 31, 2020
Balance, opening	$-
Addition	195,305
Interest expense, accrued	969
Translation difference	2,131
Balance, ending	198,405
Less:
Long term loan – current portion	11,721
Long term loan – non-current portion	$186,684

F-28

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 12 – LONG TERM LOAN (continued)

The undiscounted repayments for each of the next five years and in the aggregate are:

Year ended	Amount
December 31, 2021	$12,963
December 31, 2022	51,854
December 31, 2023	51,854
December 31, 2024	51,854
December 31, 2025	38,890
$207,415

NOTE 13 – EMPLOYEE BENEFITS

The severance pay liability constitutes a defined benefit plan and was calculated using actuarial assumptions. In measuring the present value of the defined benefit obligation and the current service costs the projected unit credit method was used.

a.	Plan asset (liability)

Information on the Company’s defined benefit pension plan and other defined benefit plans, in aggregate, is summarized as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Defined benefit plan liability	$(82,867)	$(77,543)	(61,697)
Less:
fair value of plan asset or asset ceiling	-	-	-
	$(82,867)	$(77,543)	(61,697)

b.	Changes in the present value of the defined benefit plan liability

The following are the continuities of the fair value of plan asset or plan liability and the present value of the defined benefit plan obligations:

	December 31, 2020	December 31, 2019	December 31, 2018
Balance, opening	$(77,543)	$(61,697)	$(54,641)
Recognized in profit and loss for the year:			-
Interest cost	(1,311)	(1,159)	(916)
Current service cost	(8,782)	(6,787)	(5,596)
Recognized in other comprehensive income or loss:
Actuarial loss for change of assumptions	8,896	(5,449)	(226)
Translation differences	(4,127)	(2,451)	(318)
Balance, ending	$(82,867)	$(77,543)	$(61,697)

F-29

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 13 – EMPLOYEE BENEFITS (continued)

b.	Changes in the present value of the defined benefit plan liability (continued)

The actual amount paid may vary from the estimate based on actuarial valuations being completed, investment performance, volatility in discount rates, regulatory requirements and other factors.

c.	Major assumptions in determining the defined benefit plan liability

The principal actuarial assumptions used in calculating the Company’s defined benefit plan obligations and net defined benefit plan cost for the years were as follows (expressed as weighted averages):

	December 31, 2020	December 31, 2019	December 31, 2018
Capitalization rate	1.55%	1.5%	1.74%
Salary growth rate	0%	0%	0%
Retirement rate	5%	5%	5%

d.	Sensitivity analysis

The following table outlines the key assumptions for the years ended December 31, 2020, 2019 and 2018 and the sensitivity of a 1% change in each of these assumptions on the defined benefit plan obligations and the net defined benefit plan cost.

The sensitivity analysis provided in the table is hypothetical and should be used with caution. The sensitivities of each key assumption have been calculated independently of any changes in other key assumptions. Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce the impact of such assumptions.

	December 31, 2020	December 31, 2019	December 31, 2018
Capitalization rate: Impact of: 1% increase	$(4,786)	$(4,862)	$(2,910)
1% decrease	5,767	5,947	3,566
Salary growth rate: Impact of: 1% increase	5,776	5,960	3,626
1% decrease	$-	$-	$-

F-30

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 14 – EQUITY

Authorized share capital

40,000 of common shares with par value of NIS 1.

Issued share capital

As at December 31, 2020, 2019 and 2018, there were 800 common shares issued and outstanding.

No shares were issued during the years ended December 31, 2020, 2019 and 2018.

NOTE 15 – FINANCIAL INSTRUMENTS

a.	Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data.

Management estimates that cash, amounts receivable and other current liabilities approximately constitute their fair value in view of the fact that these are short term instruments.

The investment in MYSZ shares was included in the category of financial assets at fair value through profit and loss. The fair value of this investment is measured according to the price of the shares on NASDAQ, and is classified as a level 1 asset on the fair value hierarchy. The investment was disposed during the year ended December 31, 2020 (Note 5).

Financial liability measured at fair value consisted of the derivative liability, which was measured using level 3 inputs.

The fair value of the derivative liability was determined by the Black-Scholes option pricing model using the historical volatility as an estimate of future volatility. As at December 31, 2019, if the volatility used was increased by 10% the impact would be an increase to the derivative liability of $5,000, with a corresponding increase to total comprehensive loss. The derivative liability was derecognized during the year ended December 31, 2020 (Note 10)

F-31

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 15 – FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management

The Company is exposed to various financial risks through its financial instruments: credit risk, liquidity risk and market risk (including currency risk, interest rate risk and other price risk). The following analysis enables users to evaluate the nature and extent of the risks.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and amounts receivable which include trade and other amounts receivable (Note 4). The Company limits its exposure to credit loss on cash by placing its cash with a high-quality financial institution. The Company has concentrations of credit risk with respect to amounts receivable as large amounts of its trade receivables are concentrated amongst a small number of customers. The Company performs credit evaluations of its customers but generally does not require collateral to support trade receivable.

Amounts receivable primarily consist of trade receivables and sales tax receivable. The Company provides credit to very limited customer base in the normal course of business and has established credit evaluation via an active direct consultation with its customers to mitigate credit risk. Amounts receivable are shown net of any provision made for impairment of receivables. Due to this factor, the Company believes that no additional credit risk, beyond amounts provided for collection loss, is inherent in amounts receivable.

Expected credit loss (“ECL”) analysis is performed at each reporting date using an objective approach to measure expected credit losses. The provision amounts are based on direct management interface with the customer. The calculations reflect the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. Amounts receivable are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, business failure, the failure of a debtor to engage in a repayment plan, and a failure to make contractual payments over the negotiated contract period.

During the year ended December 31, 2020, 2019 and 2018, there was $nil impairment loss on amounts receivable recognized in the statement of income (loss) and comprehensive income (loss).

The Company’s aging of trade receivables (Note 4) were as follows:

	December 31, 2020	December 31, 2019 (Restated)	December 31, 2018 (Restated)
0 – 30 days	$73,080	$92,178	$103,334
31 – 60 days	63,350	114,125	104,394
	$136,430	$206,303	$207,728

F-32

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 15 – FINANCIAL INSTRUMENTS (continued)

b.	Financial risk management (continued)

Liquidity risk

Liquidity risk is defined as the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Financial liabilities include principal and interest payments.

The Company’s liquidity risk is that it is not able to settle liabilities when due or that it can do so only at an abnormally high cost. Accordingly, one of management’s primary goals is to maintain an optimum level of liquidity by actively managing assets, liabilities and cash flows generated by operations. The Company’s future strategies can be financed through a combination of cash flows generated by operations, borrowing under existing credit facilities, and the issuance of equity. Management prepares regular budgets and cash flow forecasts to help predict future changes in liquidity.

The Corporation has financial liabilities with the following maturities as at December 31, 2020:

	Contractual cash flows
	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	5 year and over	Total
Trade payables (Note 8)	$346,457	$-	$-	$-	$-	$346,457
Promissory note and unpaid interest (Note 10)	155,548	-	-	-	-	155,548
Lease liabilities (Note 11)	19,125	-	-	-	-	19,125
Long term loan and unpaid interest (Note 12)	12,963	51,854	51,854	51,854	38,890	207,415
	$534,093	$51,854	$51,854	$51,854	$38,890	$728,545

The Corporation has financial liabilities with the following maturities as at December 31, 2019:

	Contractual cash flows
	Up to 1 year	1 to 2 years	Total
Trade payables (Note 8)	$147,879	$-	$147,879
Convertible debt (Note 10)	156,138	-	156,138
Lease liabilities (Note 11)	62,472	17,411	79,883
	366,389	$17,411	$383,900

F-33

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 15 – FINANCIAL INSTRUMENTS (Continued)

b.	Financial risk management (continued)

Market risk

Market risk is the risk that the fair value or future cash flows from financial instruments will change as a result of changes in market prices. Market risk includes risks such as currency risk and share price risk. The financial instruments of the Company which are affected by market risk consist mainly of foreign currency cash and deposits, Company’s US dollar denominated convertible debenture and investments in marketable securities.

Foreign currency risk

As of December 31, 2020, the Company has a surplus of financial assets over financial liabilities denominated in USD, consisting of promissory note and accounts payable and accrued liabilities less cash, in the sum of $208,942 (2019 – deficiency of financial assets over financial liabilities of $61,498 for convertible debt over cash, 2018 - surplus of financial assets over financial liabilities of $2,580).

Currency sensitivity analysis

The table below demonstrates the sensitivity test to a reasonable possible change in the exchange rate of the US dollar, with all other variables unchanged. The impact on the Company’s pre-tax profit and loss arises from changes in the fair value of the assets and financial liabilities is as follows:

	Change in the USD exchange rate	Impact on pre-tax profit
December 31, 2020	5% increase	$(17,990)
	5% decrease	17,990
December 31, 2019	5% increase	(3,075)
	5% decrease	$3,075
December 31, 2018	5% increase	$129
	5% decrease	$(129)

Equity (share price) risk

The Company’s investments in tradable shares are sensitive to market price risk arising from uncertainties concerning the future value of these investments.

As of December 31, 2020, Company’s exposure as a result of investments in tradable shares is $nil (2019 – $8,638, 2018 - $62,960). A 10% decrease in share price may reduce the Company’s pre-tax profit and loss by approximately $nil (2019 - $800, 2018 - $6,000). A 10% subsequent increase in the value of the tradable shares shall increase Company’s pre-tax profit and loss by a similar amount.

F-34

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 15 – FINANCIAL INSTRUMENTS (Continued)

c.	Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and sale of its products and services, as well as to ensure that the Company is able to meet its financial obligations as they become due. The capital structure consists of components of shareholders’ equity, promissory note due to related parties and the term loan provided by the bank.

The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in business environment. To maintain or adjust the capital structure, the Company may issue new shares, incur debt or return capital to shareholders. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable.

The Company is not subject to externally imposed capital requirements. There were no changes to the Company’s approach to capital management during the years ended December 31, 2020, 2019 and 2018.

NOTE 16 – REVENUE AND DEFERRED REVENUE (Restated)

The Company has derived its revenue from the sources as summarized in the following:

	December 31, 2020 (Restated)	December 31, 2019 (Restated)	December 31, 2018 (Restated)
Software development	$910,667	$1,305,220	$1,228,691
Software license	160,968	11,910	34,216
Software supports	188,958	210,556	244,444
Cloud hosting	67,637	60,394	44,382
Others	13,763	13,133	12,667
	$1,341,993	$1,601,213	$1,564,400

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15:

	December 31, 2020 (Restated)	December 31, 2019 (Restated)	December 31, 2018 (Restated)
Revenue recognized over time	$1,181,015	$1,589,303	$1,530,184
Revenue recognized at a point of time	160,968	11,910	34,216
	$1,341,993	$1,601,213	$1,564,400

F-35

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 16 – REVENUE AND DEFERRED REVENUE (Restated) (continued)

Deferred revenue represents contract liabilities for customer payments received related to services yet to be provided subsequent to the reporting date. Significant changes in deferred revenue during the years ended December 31 are as follows:

	December 31, 2020	December 31, 2019	December 31, 2018
Deferred revenue, beginning	$69,680	$60,489	$18,935
Customer payments received attributable to contract liabilities for unearned revenue	211,015	210,556	244,444
Revenue recognized from fulfilling contract liabilities	172,830	201,365	202,890
Deferred revenue, ending	$107,865	$69,680	$60,489

The Company derives significant revenues from one customer. During the year ended December 31, 2020, revenue from this customer were 76% (2019 - 86%, 2018 – 82%) of total revenue. The trade receivable outstanding as at December 31, 2020, 2019 and 2018 are due from this customer.

NOTE 17 – COST OF REVENUE (Restated)

Cost of revenue incurred during the years ended December 31 are comprised of the following:

	December 31, 2020 (Restated)	December 31, 2019 (Restated)	December 31, 2018 (Restated)
Salaries and benefits	$702,064	$872,301	$712,289
Subcontractors	15,047	319,454	380,277
Software and other	25,638	26,719	26,320
Depreciation	3,620	2,904	3,258
	$746,369	$1,221,378	$1,122,144

F-36

BYND - Beyond Solutions Ltd.

Amended and Restated Notes to the Financial Statements

For the Years Ended for December 31, 2020, 2019 and 2018

(Expressed in Canadian dollars, unless otherwise noted)

NOTE 18 – INCOME TAXES (Restated)

The relevant companies’ tax applicable to the Company commencing from 2018 and thereafter is 23%. Current taxes for the reported periods are calculated according to the said tax rate.

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	December 31, 2020 (Restated)	December 31, 2019 (Restated)	December 31, 2018 (Restated)
Income (loss) before tax	$(1,314)	$(296,170)	$181,740
Income tax rate	23%	23%	23%
Expected income expense (recovery)	(302)	(68,119)	41,800
Permanent differences	21,197	30,437	10,508
Prior years reassessment of tax expense	-	31,264	86,778
Change in unrecognized deferred assets	(11,879)	32,230	-
Other	9,848	9,114	(10,212)
Total income tax expense	$18,864	$34,926	$128,874

Current income tax	$18,864	$34,926	$128,874
Deferred income tax	-	-	-
Total income tax expense	$18,864	$34,926	$128,874

The Company has $nil (2019 - $112,000, 2018 - $nil) in non-capital losses carried forward for tax purposes, which can be carried forward indefinitely to be offset against future business income and business capital gains.

During the year ended December 31, 2019, the Company underwent a tax audit by the Israeli tax authorities and was assessed $31,264 for the years ended 2014 - 2017 (December 31, 2018 - $86,778 for the years 2013 – 2016) in additional tax expense.

Tax attributes are subject to review, and potential adjustment, by tax authorities.

F-37

BYND CANNASOFT ENTERPRISES INC.

AMENDED AND RESTATED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR NINE MONTHS ENDED SEPTEMBER 30, 2021

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

F-38

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of these condensed consolidated interim financial statements. Readers are cautioned that these statements may not be appropriate for their intended purposes.

January 12, 2022

F-39

BYND CANNASOFT ENTERPRISES INC.

Amended and Restated Consolidated Interim Statements of the Financial Position

(Expressed in Canadian dollars)

(Unaudited)

As at	Notes	September 30, 2021	December 31, 2020 (Restated)

Assets
Cash		$5,040,105	$563,015
Amounts receivables	4	518,248	238,557
Prepaid expenses		71,490	2,349
Total Current Assets		5,629,843	803,921

Right-of-use assets	5	1,663	16,728
Intangible assets	3,6	1,103,983	-
Property and equipment	7	305,277	90,236
Total Assets		$7,040,766	$910,885

Liabilities and Shareholders’ Equity (Deficiency)
Liabilities
Trade payables and accrued liabilities	8	$176,734	$605,139
Promissory note		-	155,548
Deferred revenue	14	38,808	107,865
Lease liabilities – current portion	10	3,307	18,195
Long term loan – current portion	11	46,715	11,721
Total Current Liabilities		265,564	898,468

Long term loan	11	150,516	186,684
Liabilities for employee benefits	12	83,285	82,867
Total Liabilities		$499,365	$1,168,019

Shareholders’ equity (deficiency)
Share capital	13	$8,393,481	$289
Shares to be issued		2,637,725	-
Share-based payment reserve		347,179	-
Translation differences reserve		23,866	12,982
Capital reserve for re-measurement of defined benefit plan	12	9,795	3,221
Deficit		(4,870,645)	(273,626)
Total equity (deficiency)		$6,541,401	$(257,134)
Total Liabilities and Shareholders’ Equity (Deficiency)		$7,040,766	$910,885

Nature of operations and going concern (Note 1)

Subsequent events (Notes 16)

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on January 12, 2022 and signed on its behalf by:

“Yftah Ben Yaackov”	“Gabi Kabazo”
Chief Executive Officer & Director	Chief Financial Officer & Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-40

BYND CANNASOFT ENTERPRISES INC.

Amended and Restated Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

(Expressed in Canadian dollars)

		Three months ended September 30		Nine months ended September 30
For the	Notes	2021 (Restated)	2020 (Restated)	2021 (Restated)	2020 (Restated)

Revenue	14	$296,428	$271,566	$959,156	$949,127
Cost of revenue	7, 15	(146,412)	(271,429)	(485,098)	(663,714)
Gross profit		150,016	137	474,058	285,413

Consulting and marketing		1,626	2,314	10,385	7,535
Depreciation	5, 6, 7	35,867	11,114	73,328	34,493
General and admin expenses		95,823	17,621	245,121	48,537
Share-based compensation		148,651	-	347,179	-
Professional fees		45,057	138,016	152,122	197,957
		327,024	169,065	828,135	288,522

Loss before other income (loss)		$(177,008)	$(168,928)	$(354,077)	$(3,109)

Other income (loss)
Change in fair value of marketable securities		-	-	-	(1,911)
Finance income (expenses), net		86,668	(7,072)	100,769	(17,842)
Accretion of convertible debt		-	(13,534)	-	(36,106)
Covid-19 grant		33,131	-	52,749	-
Listing expense		-	-	(4,394,390)	-
Change in derivative financial liability		-	6,987	-	14,873
		119,799	(13,619)	(4,240,872)	(40,986)

Loss before tax		$(57,209)	$(182,547)	$(4,594,949)	$(44,095)
Tax recovery (expense)		(2,070)	47,284	(2,070)	1,981
Loss for the period		$(59,279)	$(135,263)	$(4,597,019)	$(42,114)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Remeasurement of a defined benefit plan, net		2,217		6,574	-
Exchange differences on translation of foreign operations		$838	$320	$10,884	$(6,011)
Other comprehensive income (loss) for the period		$3,055	$320	$17,458	$(6,011)

Total comprehensive loss		$(56,224)	$(134,943)	$(4,579,561)	$(48,125)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-41

BYND CANNASOFT ENTERPRISES INC.

Amended and Restated Consolidated Interim Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

(Unaudited)

	Number of shares*	Share capital	Shares to be issued	Translation differences reserve (Restated)	Share-based payment reserve	Capital reserve for re-measurement of defined benefit plan	Retained earnings (Deficiency) (Restated)	Total (Restated)
		$	$	$	$	$	$	$

Balance at January 1, 2020	8,184,388	289	-	11,850	-	(5,675)	(15,362)	(8.898)
Loss for the period	-	-	-	-	-	-	(42,114)	(42,114)
Dividend (Note 9)	-	-	-	-	-	-	(233,490)	(233,490)
Other comprehensive loss for the period	-	-	-	(6,011)	-	-	-	(6,011)
Balance at September 30, 2020	8,184,388	289	-	5,839	-	(5,675)	(290,966)	(290,513)

Balance, January 1, 2021	8,184,388	289	-	12,982	-	3,221	(273,626)	(257,134)
Shares issued for acquisition of B.Y.B.Y. Investment and Promotions Ltd. (“B.Y.B.Y.”) (note 3)	9,831,495	840,941	-	-	-	-	-	840,941
Shares issued upon reverse takeover (note 3)	6,269,117	5,140,676	-	-	-	-	-	5,140,676
Proceeds for shares issued	2,495,337	2,411,575	-	-	-	-	-	2,411,575
Proceeds for shares to be issued	-		2,637,725	-	-	-	-	2,637,725
Share-based payments	-	-	-	-	347,179	-	-	347,179
Loss for the period	-	-	-	-	-	-	(4,597,019)	(4,597,019)
Other comprehensive loss for the period	-	-	-	10,884	-	6,574	-	17,458
Balance at September 30, 2021	26,780,337	8,393,481	2,637,725	23,866	347,179	9,795	(4,870,645)	6,541,401

*The number of shares outstanding before the RTO have been restated to reflect the effect of issuing 10,230.48 RTO shares for each share outstanding.

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-42

BYND CANNASOFT ENTERPRISES INC.

Amended and Restated Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2021 and 2020

(Expressed in Canadian dollars)

(Unaudited)

As at	September 30, 2021	September 30, 2020 (Restated)
Operating activities:
Loss for the period	$(4,597,019)	$(42,114)
Non-working capital adjustments:
Finance expense	127	890
Accretion on convertible debt	-	36,106
Change in fair value of derivative liability	-	(4,587)
Depreciation	75,966	37.099
Gain from Promissory note	(155,548)
Listing expense	4,394,390	-
Share-based compensation	347,179	-
Loss from marketable securities	-	1,911
Unrealized foreign exchange (gain) loss	(76,330)	-
Working capital adjustments:
Change in amount receivables	(275,931)	59,923
Change in trade payables and accrued liabilities	(189,082)	130,005
Change in prepaid expenses	(69,141)	22,913
Change in deferred income	(69,057)	38,438
Change in benefits to employees	6,992	8,938
Net cash provided by (used in) operating activities	(607,454)	289,522
Investing activities:
Purchase of property and equipment	(229,500)	(2,549)
Intangible assets	(296,483)	-
Proceeds from sale of marketable securities	-	6,727
Net cash provided by (used in) investing activities	(525,983)	4,178
Financing activities:
Dividends paid	-	(233,490)
Proceeds from private placement	2,411,575	-
Proceeds from shares to be issued	2,637,725	-
Cash acquired from acquisition of BYND	494,144	-
Repayment of lease obligation	(14,391)	(28,074)
Net cash provided by (used in) financing activities	5,529,053	(261,564)

Net Increase in cash	$4,395,616	$32,136
Effect of foreign exchange rate changes	81,474	(11,998)
Cash at beginning of period	563,015	300,897
Cash at end of period	$5,040,105	$321,035

Supplemental non-cash information
Shares issued for intangible asset in B.Y.B.Y acquisition	$850,000	$-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-43

BYND CANNASOFT ENTERPRISES INC.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Expressed in Canadian dollars)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

BYND Cannasoft Enterprises Inc. (the “Company” or “BYND Cannasoft”) is a Canadian company which was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021. The Company’s registered address is 2264 East 11th Avenue, Vancouver, BC, V5N 1Z6, Canada.

The Company is a software house which develops enterprise software tools that enable manufacturing and service companies to optimize their workforce management, customer service, and asset management.

On March 29, 2021, the Company completed the business combination transactions with BYND – Beyond Solutions Ltd. (“BYND”) (note 3). As a result of the business combination transactions, BYND became a wholly owned subsidiary of the Company. This transaction is accounted for as a reverse asset acquisition of the Company by BYND (“RTO”) (note 3).

Covid-19

On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (Covid-19) a “Public Health Emergency of International Concern.” On March 11, 2020, the World Health Organization characterized the outbreak as a “pandemic”. The significant outbreak of Covid-19 has resulted in a widespread health crisis that is adversely affecting the economies and financial markets worldwide, including the businesses which we operate. Furthermore, restrictions on travel and the limited ability to have meetings with personnel, vendors and services providers are expected to have an adverse effect on the Company’s businesses. The extent to which Covid-19 impacts the Company’s businesses will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of Covid-19 and the actions to contain Covid-19 or treat its impact, among others. If the disruptions posed by Covid-19 or other matters of global concern continue for an extensive period of time, the Company’s operations may be materially adversely affected.

The Covid-19 pandemic, including the recent Omicron variant, has also caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. We cannot predict whether conditions in the global financial markets will continue to deteriorate as a result of the pandemic, or that access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of any future financings the Company may wish to undertake.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

F-44

BYND CANNASOFT ENTERPRISES INC.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS

a.	Basis of presentation and statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

The notes presented in these condensed consolidated interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and they do not include all of the information required in the Company’s most recent annual consolidated financial statements. Except as noted below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2020, which were prepared in accordance with IFRS as issued by IASB. There have been no significant changes in judgement or estimates from those disclosed in the consolidated financial statements for the year ended December 31, 2020.

b.	Basis of Consolidation

The condensed consolidated interim financial statements incorporate the financial statements of the Company and of its wholly owned subsidiaries, BYND and B.Y.B.Y.. B.Y.B.Y is owned directly through BYND and 24% of the shares of B.Y.B.Y. is held by a related party in trust for the Company.

A subsidiary is an entity over which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. A subsidiary is consolidated from the date upon which control is acquired by the Company and all intercompany transactions and balances have been eliminated on consolidation.

c.	Basis of Measurement

The condensed consolidated interim financial statements were prepared based on the historical costs, except for financial instruments classified as fair value through profit and loss (“FVTPL”) and assets or liabilities for employee benefits, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

d.	Currency of Operation and Currency of Presentation

The condensed consolidated interim financial statements are presented in Canadian dollars. The functional currency of the Company is the New Israeli Shekel (“NIS”). NIS represents the main economic environment in which the Company operates.

F-45

BYND CANNASOFT ENTERPRISES INC.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

e.	Significant estimates and assumptions

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

Useful lives of property and equipment

Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the equipment would increase the recorded expenses and decrease the non-current assets.

Convertible debentures

The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

F-46

BYND CANNASOFT ENTERPRISES INC.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENT (continued)

e.	Significant estimates and assumptions (continued)

Other Significant Judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
●	the classification of financial instruments;
●	the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of amounts receivable; and
●	the determination of the functional currency of the company.

f.	Restatement of previously reported financial statements

The Company has identified certain errors due to timing difference in its recognition of revenue and cost of revenue for the nine months ended September 30, 2020, as well as certain errors in its classification of cost of revenue, depreciation and general and administrative expenses for the nine months ended September 30, 2021 and 2020, which resulted in material misstatements in accounts as summarized in the following table. The following table also includes the effect of the adjustment from correction of such errors on the Company’s statement of financial position and statement loss and comprehensive loss:

	Previously reported	Adjustments	Restated
Statement of Financial Position

As at September 30, 2021

Translation difference reserve	9,581	14,285	23,866
Deficit	(4,856,360)	(14,285)	(4,870,645)
Total shareholders’ equity	6,541,401	-	6,541,401

As at December 31, 2020
Translation difference reserve	$(1,303)	$14,285	$12,982
Deficit	(259,341)	(14,285)	(273,626)

F-47

BYND CANNASOFT ENTERPRISES INC.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENT (continued)

f.	Restatement of previously reported financial statements (continued)

	Previously reported	Adjustments	Restated
Statement of Loss and Comprehensive Loss

For the nine months ended September 30, 2021

Cost of revenue	$(462,609)	$(22,489)	$(485,098)
Depreciation	75,966	(2,638)	73,328
General and administrative expenses	264,972	(19,851)	245,121

For the nine months ended September 30, 2020

Revenue	$1,048,136	$(99,009)	$949,127
Cost of revenue	(673,704)	9,990	(663,714)
Depreciation	37,099	(2,606)	34,493
General and administrative expenses	67,559	(19,022)	48,537
Income (loss) for the period	25,277	(67,391)	(42,114)
Total comprehensive income (loss) for the period	19,266	(67,391)	(48,125)

NOTE 3 – ACQUISITIONS

Acquisition of B.Y.B.Y.

On October 1, 2020, BYND and the former shareholders of B.Y.B.Y. entered into a share exchange agreement, whereby Beyond would acquire 74% ownership interest in B.Y.B.Y from the former shareholders in exchange for 54.58% ownership interest in BYND. One of the former shareholders would hold the remaining 26% ownership interest in B.Y.B.Y. in trust for BYND, for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights. The share exchange agreement was executed and held in escrow, and the share exchange was fully completed on March 29, 2021.

F-48

BYND CANNASOFT ENTERPRISES INC.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Expressed in Canadian dollars)

(Unaudited)

NOTE 3 – ACQUISITIONS (continued)

Acquisition of B.Y.B.Y. (continued)

The acquisition of B.Y.B.Y. has been accounted for as asset acquisition as the acquired assets do not constitute a business according to IFRS 3 Business Combinations. The acquisition was recorded with the consideration as detailed in the table below:

$
Consideration transferred:
Fair value of shares issued (9,831,495 shares at $0.0855 per share)	840,941

Fair value of net assets acquired:
Amount receivable	3,759
Intangible asset	850,000
Trade payable and other current liabilities	(12,818)
Total net assets acquired	840,941

The intangible assets acquired in the acquisition of B.Y.B.Y. attribute to the primary growing license for medical cannabis in Israel held by B.Y.B.Y.. The amortization of the intangible assets for the period since the completion date of acquisition is $42,500.

Reverse Takeover of BYND Cannasoft

On December 16, 2019, BYND entered into a Business Combination Agreement (“BCA”) with 1232986 B.C. Ltd. (“NumberCo”), Lincoln Acquisitions Corp. (“Lincoln”) and the shareholders of BYND. Pursuant to the terms of the BCA: (i) Lincoln and NumberCo would amalgamate to form a new company to be named “BYND Cannasoft Enterprises Inc.” (the “Company” or “BYND Cannasoft”), and (ii) the Company would acquire all of the issued and outstanding shares of BYND from its shareholders in exchange for a pro rated number of shares of BYND Cannasoft (the “Share Exchange Transaction” and together with the Amalgamation Transaction, the “Business Combination Transactions”).

On March 29, 2021, the Company issued an aggregate of 18,015,883 common shares to BYND shareholders in consideration for all the 1,761 shares issued and outstanding of BYND. Upon completion of the Share Exchange, BYND became a wholly-owned subsidiary of the Company, and the Company continued to carry out the business operations of BYND.

As a result of the Share Exchange, BYND is deemed to be the acquirer for accounting purposes (“Reverse Takeover”) and therefore its assets, liabilities and operations are included in the condensed consolidated interim financial statements at their historical carrying value, with the operations of the Company being included from March 29, 2021, the closing date of the Reverse Takeover, and onwards.

F-49

BYND CANNASOFT ENTERPRISES INC.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Expressed in Canadian dollars)

(Unaudited)

NOTE 3 – ACQUISITIONS (continued)

Reverse Takeover of BYND Cannasoft (continued)

At the time of the reverse takeover, the Company did not constitute a business as defined under IFRS 3 Business Combination; therefore, the Reverse Takeover of the Company by BYND is accounted for under IFRS 2 Share-based Payments, where the difference between the consideration given to acquire the Company and the net asset value of the Company is recorded as a listing expense to profit and loss. The fair value of the consideration issued for the net assets of the Company is as follows:

$
Consideration transferred:
Fair value of shares retained by former BYND Cannasoft shareholders (6,269,117 shares at $0.82 per share)	5,140,676
Forgiveness of BYND debt	(276,210)
Total consideration transferred	4,864,466
Fair value of net assets acquired:
Cash	494,144
Amount receivable	1
Trade payable and other liabilities	(24,069)
Total net assets acquired	470,076
Listing expense	4,394,390

NOTE 4 – AMOUNTS RECEIVABLES

	September 31, 2021	December 31, 2020
Trades receivable	$393,379	$136,430
Income tax advances	120,923	102,127
Due from shareholders	3,946	-
	$518,248	$238,557

F-50

BYND CANNASOFT ENTERPRISES INC.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Expressed in Canadian dollars)

(Unaudited)

NOTE 5 – RIGHT-OF-USE ASSETS

The Company’s right-of-use asset relates to the lease of office space and vehicles. The Company recognized lease liabilities which were measured at the present value of the remaining lease payments and discounted using the lessee’s incremental borrowing rate as of 1.51%.

	Offices	Vehicles	Total

Cost
Balance as of January 1, 2020	$63,548	$77,004	$140,552
Transfer to property and equipment		(81,080)	(81,080)
Translation differences	3,364	4,076	7,440
Balance, December 31, 2020	66,912	-	66,912
Translation differences	(396)	-	(396)
Balance, September 30, 2021	$66,516	$-	$66,516

Accumulated depreciation
Balance as of January 1, 2020	$28,598	$24,063	$52,661
Transfer to property and equipment	-	(37,499)	(37,499)
Depreciation	19,720	11,947	31,667
Translation differences	1,866	1,489	3,355
Balance, December 31, 2020	50,184	-	50,184
Depreciation	14,572	-	14,572
Translation differences	97	-	97
Balance, September 30, 2021	$64,853	$-	$64,853

Net book value
At December 31, 2020	$16,728	$-	$16,728
At September 30, 2021	$1,663	$-	$1,663

F-51

BYND CANNASOFT ENTERPRISES INC.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Expressed in Canadian dollars)

(Unaudited)

NOTE 6 – INTANGIBLE ASSETS

The Company’ intangible assets relates to the proprietary software the company is developing as well as the primary growing license for medical cannabis in Israel held by B.Y.B.Y..

	Software	License	Total
Cost
Balance, December 31, 2020	-	-	-
Additions	296,483	850,000	1,146,483
Translation differences	-	-	-
Balance, September 30, 2021	$296,483	$850,000	$1,146,483

Accumulated depreciation
Balance, December 31, 2020	-	-	-
Depreciation	-	42,500	42,500
Translation differences	-	-	-
Balance, September 30, 2021	$-	$42,500	$42,500

Net book value
At December 31, 2020	$-	$-	$-
At September 30, 2021	$296,483	$807,500	$1,103,983

F-52

BYND CANNASOFT ENTERPRISES INC.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Expressed in Canadian dollars)

(Unaudited)

NOTE 7 – PROPERTY AND EQUIPMENT

	Computers & Equipment	Vehicles	Furniture & Equipment	Property Under Construction	Total

Cost
Balance, January 1, 2020	$23,989	$66,305	$30,670	$-	$120,964
Additions	2,919	-	1,895		4,814
Transfer from ROU assets	-	81,080	-	-	81,080
Translation differences	1,400	3,071	1,757	-	6,228
Balance, December 31, 2020	28,308	150,456	34,322	-	213,086
Additions	1,080	-	-	228,420	229,500
Translation differences	(138)	(890)	(203)	-	(1,231)
Balance, September 30, 2021	$29,250	$149,566	$34,119	$228,420	$441,355

Accumulated depreciation
Balance as of January 1, 2020	$17,290	$25,371	$24,550	$-	$67,211
Depreciation	3,620	10,306	1,479	-	15,405
Transfer from ROU assets	-	37,499	-	-	37,499
Translation differences	1,037	1,349	349	-	2,735
Balance, December 31, 2020	21,947	74,525	26,378	-	122,850
Depreciation	2,638	13,751	2,504	-	18,893
Translation differences	(1,012)	(3,437)	(1,216)	-	(5,665)
Balance, September 30, 2021	$23,573	$84,839	$27,666	$-	$136,078

Net book value
At December 31, 2020	$6,361	$75,931	$7,944	$-	$90,236
At September 30, 2021	$5,677	$64,727	$6,453	$228,420	$305,277

During the nine months ended September 30, 2021, depreciation of $2,638 (2020 - $2,606) related to computer and equipment is included in cost of revenue.

NOTE 8 – TRADE PAYABLES AND ACCRUED LIABILITIES

	September 30, 2021	December 31, 2020
Trades payable	$30,543	$346,457
VAT, Income and Dividend taxes payable	59,523	89,527
Due to NumberCo	-	94,392
Due to shareholders	13,971	624
Salaries payable	72,697	74,139
	$176,734	$605,139

F-53

BYND CANNASOFT ENTERPRISES INC.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Expressed in Canadian dollars)

(Unaudited)

NOTE 9– RELATED PARTY TRANSACTIONS BALANCES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel, not including normal employee compensation, made during the nine months ended September 30, 2021 and the nine months ended September 30, 2020 is set out below:

	September 30, 2021	September 30, 2020
Salary	$348,579	$172,354
	$348,579	$172,354

During the nine months ended, the Company has paid $nil in dividends (nine months ended September 30, 2020 - $233,490)

As at September 30, 2021, $13,971 (December 31, 2020 – $624) was owed to directors of the Company. Amounts owed to directors were recorded in trade payables are non-interest bearing and unsecured.

NOTE 10 – LEASE LIABILITIES

The Company has leases including leases of offices for 1-2 years and vehicles for 3 years. Some of the leases entered into by the Company include extension and/or cancelation options and adjustments due to linkage to the index on different dates.

	September 30, 2021	December 31, 2020
Balance, opening	$18,195	$78,434
Lease payments	(14,391)	(65,337)
Interest	127	929
Translation difference	(624)	4,169
Balance, ending	$3,307	$18,195

NOTE 11 – LONG TERM LOAN

During the year ended December 31, 2020, the Company secured a term loan with a principal amount of $195,305 (NIS 500,000) from an Israeli bank. The loan bears interest at the rate of 3.14% per annum and matures on September 18, 2025. The loan is subject to 48 monthly payments of $4,364 (NIS 11,063) commencing October 18, 2021. $9,880 (NIS 25,000) was deposited in the bank as security for the loan.

F-54

BYND CANNASOFT ENTERPRISES INC.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Expressed in Canadian dollars)

(Unaudited)

NOTE 11 – LONG TERM LOAN (continued)

The activities of the long term loan during the nine month ended September 30, 2021 are as follows:

	September 30, 2021	December 31, 2020
Balance, opening	$198,405	$-
Addition	-	195,305
Interest expense, accrued	1,800	969
Translation difference	(2,974)	2,131
Balance, ending	197,231	198,405
Less:
Long term loan – current portion	46,715	11,721
Long term loan	$150,516	$186,684

The undiscounted repayments for each of the next five years and in the aggregate are:

Year ended	Amount
December 31, 2021	$12,886
December 31, 2022	49,607
December 31, 2023	49,607
December 31, 2024	49,607
December 31, 2025	37,206
$198,913

NOTE 12 – EMPLOYEE BENEFITS

The severance pay liability constitutes a defined benefit plan and was calculated using actuarial assumptions. In measuring the present value of the defined benefit obligation and the current service costs the projected unit credit method was used.

a.	Plan assets (liability)

Information on the Company’s defined benefit pension plans and other defined benefit plans, in aggregate, is summarized as follows:

	September 30, 2021	December 31, 2020
Defined benefit plan liabilities	$(83,285)	$(82,867)
Less: fair value of plan assets or asset ceiling	-	-
	$(83,285)	$(82,867)

F-55

BYND CANNASOFT ENTERPRISES INC.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Expressed in Canadian dollars)

(Unaudited)

NOTE 12 – EMPLOYEE BENEFITS (continued)

b.	Changes in the present value of the defined benefit plan liability

The following are the continuities of the fair value of plan assets and the present value of the defined benefit plan obligations:

	September 30, 2021	December 31, 2020
Balance, opening	$(82,867)	$(77,543)
Recognized in profit this year:
Interest costs	(969)	(1,311)
Current service cost	(6,490)	(8,782)
Recognized in other comprehensive profit:
Actuary loss for change of assumptions	6,574	8,896
Translation differences	467	(4,127)
Balance, ending	$(83,285)	$(82,867)

The actual amount paid may vary from the estimate based on actuarial valuations being completed, investment performance, volatility in discount rates, regulatory requirements and other factors.

c.	Major assumptions in determining the defined benefit plan liability

The principal actuarial assumptions used in calculating the Company’s defined benefit plan obligations and net defined benefit plan cost for the year were as follows (expressed as weighted averages):

	September 30, 2021	December 31, 2020
Capitalization rate	1.5%	1.55%
Salary growth rate	0%	0%
Retirement rate	5%	5%

NOTE 13 – SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Issued

As at September 30, 2021, 26,780,337 common shares were issued and outstanding.

During the nine months ended September 30, 2021

On March 29, 2021, as part of the reverse takeover as described in note 3, the Company issued 18,015,883 of its common shares to the former shareholders of BYND in exchange for all of the issued and outstanding shares of BYND. Total 6,269,117 shares were retained by the former shareholders of the Company.

F-56

BYND CANNASOFT ENTERPRISES INC.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Expressed in Canadian dollars)

(Unaudited)

NOTE 13 – SHARE CAPITAL (continued)

On May 5, 2021, the Company announced that it completed a non-brokered private placement financing wherein it raised $522,410 through the issuance of 435,337 common shares at a price of $1.20 per share.

On July 5, 2021, the Company announced that it completed a non-brokered private placement financing wherein it raised $1,840,000 through the issuance of 2,000,000 common shares at a price of $0.92 per share.

On August 16, 2021, 5,000 stock options were exercised to common shares and on September 21, 2021, 55,000 stock options were exercised to common shares.

During the nine months ended September 30, 2020

There were nil share issued during the nine months ended September 30, 2020.

Stock options

The Company has a stock option plan to grant incentive stock options to directors, officers, employees and consultants. Under the plan, the aggregate number of common shares that may be subject to option at any one time may not exceed 10% of the issued common shares of the Company as of that date, including options granted prior to the adoption of the plan. The exercise price of these options is not less than the Company’s closing market price on the day prior to the grant of the options less the applicable discount permitted by the CSE. Options granted may not exceed a term of five years.

A summary of the stock options outstanding for the nine months ended September 30, 2021 are summarized as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2021	-	-
Granted during the period	1,020,000	$0.91
Exercised during the period	(60,000)	$0.82
Cancelled during the period	(180,000)	$0.82
Outstanding at September 30, 2021	780,000	$0.94
Exercisable at September 30, 2021	390,000	$0.94

During the nine months ended September 30, 2021, there were 780,000 the stock options granted to the directors and officers of the Company with an exercise price of $0.82 per share. The options are exercisable for a period five years from the grant date and are subject to the following vesting schedule: 25% upon listing of the Company’s shares on the Canadian Stock Exchange, 25% on 90 days thereafter, 25% on 180 days thereafter and the remainder on 270 days thereafter. In addition, 240,000 stock options were granted to a director of the Company with an exercise price of $1.22 per share. As at September 30, 2021, 390,000 of these stock options were vested. During the nine months ended September 30, 2021, the Company recorded $347,179 in share-based payment expense.

F-57

BYND CANNASOFT ENTERPRISES INC.

Amended and Restated Notes to the Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2021

(Expressed in Canadian dollars)

(Unaudited)

NOTE 14 – REVENUE AND DEFERRED REVENUE (Restated)

	September 30, 2021	September 30, 2020 (Restated)
Software development	$523,689	$702,291
Software license	204,130	23,088
Software supports	168,254	159,620
Cloud hosting	52,092	52,572
Others	10,991	11,556
	$959,156	$949,127

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15:

	September 30, 2021	September 30, 2020 (Restated)
Revenue recognized over time	$755,026	$926,039
Revenue recognized at a point of time	204,130	23,088
	$959,156	$949,127

Deferred revenue represents contract liabilities for customer payments received related to services yet to be provided subsequent to the reporting date. Significant changes in deferred revenue are as follows:

	September 30, 2021	December 31, 2020
Deferred revenue, beginning	$107,865	$69,680
Customer payments received attributable to contract liabilities for unearned revenue	16,800	211,015
Revenue recognized from fulfilling contract liabilities	85,857	172,830
Deferred revenue, ending	$38,808	$107,865

The Company derives significant revenues from one customer, which exceeds 10% of total revenues. Revenues earned from that customer were 75% of total revenues for the period ended September 30, 2021 (Nine months ended September 30, 2020 – 73%).

NOTE 15 – COST OF REVENUE (Restated)

Cost of revenue incurred are comprised of the following:

	September 30, 2021 (Restated)	September 30, 2020 (Restated)
Salaries and benefits	$462,045	$595,026
Subcontractors	564	47,060
Software and other	19,851	19,022
Depreciation	2,638	2,606
	$485,098	$663,714

NOTE 16 – SUBSEQUENT EVENTS

On October 4, 2021, the Company completed two non-brokered private placements financing wherein it raised $2,500,000 through the issuance of 2,403,846 common shares at a price of $1,04 per share as well as 400,000 non-transferable share purchase warrants at an exercise price of $1.30 per common share. In connection with the second financing, the Company raised $189,834 through the issuance of 94,917 common shares at a price of $2.00 per share.

On October 14, 2021, the Company completed a non-brokered private placement financing wherein it raised $400,000 through the issuance of 200,000 common shares at a price of $2.00 per share.

F-58